As filed with the Securities and Exchange Commission on February 5, 2024

Registration No. 333-276247

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

PERASO INC.

(Exact name of registrant as specified in its charter)

Delaware	3674	77-0291941
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2309 Bering Dr.

San Jose, California 95131

Tel: (408) 418-7500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James Sullivan

Chief Financial Officer

Peraso Inc.

2309 Bering Dr.

San Jose, California 95131

Tel: (408) 418-7500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Blake Baron, Esq.	Michael Nertney, Esq.
Mitchell Silberberg & Knupp LLP	Ellenoff Grossman & Schole LLP
437 Madison Ave., 25th Floor	1345 Avenue of the Americas
New York, New York 10022	New York, New York 10105
Tel: (212) 509-3900	Tel: (212) 370-1300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 5, 2024

PRELIMINARY PROSPECTUS

1,046,511 Shares of Common Stock

Series A Warrants to purchase up to 2,093,022 Shares of Common Stock

Series B Warrants to purchase up to 2,093,022 Shares of Common Stock

Pre-Funded Warrants to purchase up to 1,046,511 Shares of Common Stock

Up to 5,232,555 Shares of Common Stock Issuable Upon Exercise of Pre-Funded Warrants, Series A Warrants and Series B Warrants

Underwriter Warrants to purchase up to 73,255 Shares of Common Stock

Up to 73,255 Shares of Common Stock Issuable Upon Exercise of Underwriter Warrants

We are offering 1,046,511 shares of our common stock, par value $0.001 (“common stock”), together with Series A warrants to purchase up to 2,093,022 shares of common stock (the “Series A warrants”), and Series B warrants to purchase up to 2,093,022 shares of common stock (the “Series B warrants” and collectively with the Series A warrants, the “common warrants”), pursuant to this prospectus, at an assumed combined public offering price of $4.30, which represents the last reported sale price of our common stock as reported on the Nasdaq Capital Market on February 1, 2024. Each share of our common stock, or a pre-funded warrant in lieu thereof (as described below), is being sold together with one Series A warrant to purchase two shares of common stock and one Series B warrant to purchase two shares of common stock. The Series A warrants and Series B warrants will each have an exercise price of $           per share and will be immediately exercisable upon issuance. The Series A warrants will expire on the five year anniversary of the date of issuance and the Series B warrants will expire on the six month anniversary of the date of issuance. The shares of our common stock and the common warrants are immediately separable and will be issued separately, but will be purchased together in this offering. This prospectus also relates to the offering of the shares of common stock issuable upon exercise of the common warrants.

We are also offering pre-funded warrants to purchase up to an aggregate of 1,046,511 shares of common stock, or the pre-funded warrants, in lieu of shares of common stock to those purchasers whose purchase of shares of common stock in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding shares of common stock following the consummation of this offering. A holder of pre-funded warrants will not have the right to exercise any portion of its pre-funded warrants if the holder, together with its affiliates and certain related parties, would beneficially own in excess of 4.99% (or, at the election of the holder, 9.99%) of the number of shares of common stock outstanding immediately after giving effect to such exercise. Each pre-funded warrant is exercisable for one share of our common stock. Each pre-funded warrant is being issued together with the same common warrants described above being issued with each share of common stock. For each pre-funded warrant that we sell, the number of shares of common stock that we are selling will be decreased on a one-for-one basis. The assumed combined public offering price of each pre-funded warrant, together with the accompanying common warrants, is $4.299, which represents the last reported sale price of our common stock as reported on the Nasdaq Capital Market on February 1, 2024 minus $0.001, which will be the per share exercise price of each pre-funded warrant. The pre-funded warrants are immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full. The pre-funded warrants and the common warrants are immediately separable and will be issued separately, but will be purchased together in this offering. In this prospectus, we refer to the common warrants and pre-funded warrants together as the “warrants.” This prospectus also relates to the offering of common stock issuable upon exercise of such warrants. We collectively refer to the shares of common stock and warrants offered hereby and the shares of common stock underlying the warrants as the “securities.”

There is no established public trading market for the warrants, and we do not expect a market to develop. We do not intend to apply for listing of the warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the warrants will be limited. Our common stock is listed on the Nasdaq Capital Market under the symbol “PRSO.” On February 1, 2024, the last reported sale price of our common stock was $4.30. We have assumed a public offering price of $4.30 per share of common stock and accompanying Series A warrant and Series B warrant, which represents the last reported sale price of our common stock as reported on the Nasdaq Capital Market on February 1, 2024. The final public offering price will be determined through negotiation between us and the underwriters in the offering and may be at a discount to the current market price. Therefore, the recent market price used throughout this prospectus may not be indicative of the final public offering price. The price of our common stock on the Nasdaq Capital Market during recent periods will only be one of many factors in determining the final public offering price. Other factors to be considered in determining the final public offering price include our history, our prospects, the industry in which we operate, our past and present operating results, the previous experience of our executive officers and directors, the general condition of the securities markets at the time of this offering and discussions between the underwriters and prospective investors.

We are a “smaller reporting company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to comply with reduced public company reporting requirements in future filings. See “Prospectus Summary⸺Implications of Being a Smaller Reporting Company.”

Investing in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks that we have described beginning on page 10 of this prospectus under the caption “Risk Factors”, and under similar headings in any amendment or supplement to this prospectus.

	Per Share and Accompanying Common Warrants	Per Pre-Funded Warrant and Accompanying Common Warrants	Total
Public offering price	$	$	$
Underwriting discounts and commissions(1)	$	$	$
Proceeds to us, before expenses(2)	$	$	$

(1)	We have also agreed to pay the representative of the underwriters a management fee equal to 1.0% of the aggregate gross proceeds received from the sale of the securities in the transaction. In addition, we have agreed to reimburse the underwriters for certain expenses and issue the representative of the underwriters warrants to purchase 7% of the number of shares of common stock and pre-funded warrants sold in this offering. See “Underwriting” on page 77 for additional information regarding underwriting compensation.
(2)	The above summary of offering proceeds does not give effect to any proceeds from the exercise of the warrants being issued in this offering.

We have granted the underwriters an option for a period of up to 45 days from the date of this prospectus to purchase up to 156,976 additional shares of our common stock at the assumed public offering price of $4.30 per share, Series A warrants to purchase up to 313,953 shares of our common stock at the public offering price of $              per Series A warrant and/or Series B warrants to purchase up to 313,953 shares of our common stock at the public offering price of $              per Series B warrant, or any combination thereof, as determined by the underwriters, less underwriting discounts and commissions, in each case solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the securities against payment in New York, New York on or about          , 2024.

Ladenburg Thalmann

The date of this prospectus is          , 2024.

i

ABOUT THIS PROSPECTUS

The registration statement we filed with the Securities and Exchange Commission, or the SEC, includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC before making your investment decision. You should rely only on the information provided in this prospectus or any amendment thereto.

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date.

The information provided in this prospectus contains statistical data and estimates, including those relating to market size and competitive position of the markets in which we participate, that we obtained from our own internal estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable. While we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither this research nor these definitions have been verified by any independent source.

For investors outside the United States: we have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside the United States.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been or will be filed or have been or will be incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and you may obtain copies of those documents as described in this prospectus under the heading “Where You Can Find More Information.”

Unless the context otherwise requires, references to “Peraso,” “we,” “our,” “us” or the “Company” in this prospectus mean Peraso Inc. and its consolidated subsidiaries.

ii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our securities, you should read this entire prospectus carefully, including the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Overview

Peraso is a pioneer in high-performance 60 GHz unlicensed and licensed 5G millimeter wave (“mmWave”) wireless technology, offering integrated circuits (“ICs”), antenna modules, and real-time software. We specialize in the development of mmWave semiconductors, primarily in the unlicensed 60 GHz spectrum band for 802.11ad/ay-compliant devices and in the 28/39 GHz spectrum bands for 5G-compliant devices. We derive our revenue from selling semiconductor devices, as well as antenna modules based on those mmWave semiconductor devices. Our primary customer base is original equipment manufacturers (“OEMs”).

Our mmWave products enable a range of applications including: multi-gigabit point-to-point (“PtP”) wireless links with a range of up to 25 kilometers and operating in the 60 GHz frequency band; multi-gigabit point-to-multi-point (“PtMP”) links in the 60 GHz frequency band used to provide fixed wireless access, or FWA, services; FWA in the 5G operating bands from 24 GHz to 43 GHz to provide multi-gigabit capability and low latency connections; military communications; and consumer applications, such as high performance wireless video streaming and untethered augmented reality and virtual reality.

Our primary focus is the development, marketing and sale of our mmWave products. MmWave is a very high frequency band, typically from 24 GHz to 300 GHz. Currently, there are two industry standards that incorporate mmWave technology for wireless communications: (i) IEEE 802.11ad/ay and (ii) 3GPP Release 15-17 (commonly referred to as 5G). We have developed and continue to develop products that conform to these standards. Our first mmWave product line operates in the 60 GHz band and conforms to the IEEE 802.11ad standard. This product line includes a baseband IC, several variations of mmWave radio frequency (“RF”) ICs, and associated antenna technology. The second product line addresses the 5G mmWave opportunity. Given our extensive experience in the development of mmWave technology, 5G mmWave is a logical adjacent and larger market. To date, we have not sold any 5G products.

Our mmWave ICs have been in volume production since 2018. A core competency of the Company is phased-array technology, or beamforming, in which an array of antenna elements work in unison to create a focused RF beam. Through adjustment of the relative phase of the antenna signals, the beams can be directed to support robust wireless connection. We have pioneered a high-volume mmWave IC production test methodology using standard, low-cost production test equipment. It has taken us several years to refine performance of this production test methodology, and we believe this places us in a leadership position in addressing operational challenges of delivering mmWave products into high-volume markets. We also produce and sell complete mmWave antenna modules. The primary advantage provided by our antenna modules is that our proprietary mmWave ICs and the antenna are integrated into a single device. A differentiating characteristic of mmWave technology is that the RF amplifiers must be as close as possible to the antenna to minimize loss. With our module, we can guarantee the performance of the amplifier/antenna interface and simplify customers’ RF engineering, facilitating more opportunities for customer prospects that have not provided RF-type systems, as well as shortening the time to market for new products.

Our initial target market was the 60 GHz IEEE 802.11ad market. Our 60 GHz IEEE802.11ad products have two very important advantages over traditional 2.4 GHz / 5 GHz Wi-Fi products: very high data rates (up to 3.0 Gigabits per second (“Gbps”)) and low latency, i.e., less than 5 milliseconds (“ms”). The first application that had traction was outdoor broadband, including applications such as PtP backhaul links or FWA using PtMP links. As the spectrum is unlicensed (free), wireless carriers can provide services without having to procure expensive wireless spectrum licenses. These services are offered by wireless Internet service providers (“WISPs”). We believe that our mmWave technology can be deployed quickly and cost effectively in rural and suburban environments, including in remote and low-income regions where residents often have poor Internet quality. While carriers can provide fiber access, the cost of fiber deployment can be prohibitive and trenching for fiber is time consuming and can limit the rate at which new subscribers are added. Our mmWave products enable WISPs to deploy broadband service using low-cost terminals and infrastructure and avoiding the costs of deploying cable or fiber.

The WISP market is experiencing strong growth. According to The 2021 Fixed-Wireless and Hybrid ISP Industry Report prepared by the Carmel Group, the number of subscribers that WISP providers serve in the United States is expected to grow from 6.9 million at the end of 2020 to 12.7 million by the end of 2025. Additionally, the U.S. government has allocated significant support for the improvement of broadband access to underserved and unserved communities. In 2020, the U.S. Federal Communications Commission established the Rural Digital Opportunity Fund, or RDOF, to award up to $20.4 billion for the development of improved broadband in rural communities. In 2023, the U.S. government established the Broadband Equity, Access, and Deployment, or BEAD, program, which has allocated $42.45 billion to expand high-speed Internet access by funding planning, infrastructure deployment and adoption programs in all 50 states.

In the FWA market, our primary customer base is OEMs, but we also have multiple WISP customers in the U.S. and Canada. Our OEM customers in the fixed wireless space include Ubiquiti Inc. (“Ubiquiti”), WeLink Communications LLC (“WeLink”), which operates as both an OEM and a WISP, Tachyon Networks (“Tachyon”), and China Unicom. Ubiquiti, an OEM in the unlicensed fixed wireless space, relies on us as its sole source mmWave IC supplier for its “Wave” products, which Ubiquiti introduced in 2022. Ubiquiti introduced three new Wave models in 2023. WeLink has relied on us as its sole source supplier for WeLink designed equipment used to deliver WISP residential service since 2022. WeLink currently deploys 60 GHz technology in multiple U.S. cities, including Las Vegas, Dallas and Los Angeles. Tachyon utilizes our mmWave antenna modules in its TNA-30X family of PtP and PtMP solutions for 60 GHz unlicensed FWA networks. Peraso and Tachyon jointly announced production readiness of the TNA-30X product family in June 2023. Finally, China Unicom is a Chinese mobile carrier that uses Peraso’s 60 GHz technology for 5G PtP backhaul. In addition to OEMs, Peraso has partnered with several WISPs in the U.S. and Canada that have deployed Peraso’s 60 GHz technology, including WeLink. We continue to focus on securing new OEM and WISP customers.

A related opportunity for us in the FWA space is dense urban markets, also referred to as informal settlements. As of August 2023, the World Economic Forum estimates there are over 1.1 billion people living in informal settlements around the world. Traditional last mile technology such as WiFi is not able to handle to the congestion of users in such communities. This is because WiFi radio signals spread out in all directions, much like a bare incandescent light bulb. Due to the very high population density in informal settlements, many WiFi transmitters are required, and as such, tend to cancel each other out with overlapping signals. Because our mmWave technology utilizes beamforming, the signals are more like beams from a car headlight, very narrow and controlled. Therefore, in a dense environment, mmWave is much better at handling high congestion, as the radio signals generally do not overlap. Another advantage our mmWave technology provides in the dense urban environment is reduced power consumption. The power grid in an informal settlement can often be unreliable. Our technology can operate under 12 watts, which enables communications networks to continue to operate on a backup battery power supply for several hours.

Additionally, we have established an innovative user arbitration protocol called DUNE that is specifically designed to optimize network performance in dense urban environments. DUNE is a result of our decade-long experience in mmWave technology and in-house development of the intellectual property incorporated in media access control, which controls the hardware, the physical layer, which controls the physical connection and software drivers, as well as novel antenna designs and beamforming algorithms. DUNE takes a multi-level approach to reducing contention and interference by incorporating both physical, e.g. antenna and beamforming, and protocol-level innovations.

We also believe our mmWave solutions are ideally suited for military applications. Traditional wireless communications can be easily detected and intercepted. In contrast, the beamforming capability of our mmWave technology allows for stealth communication in combat settings. This is referred to in military parlance as low probability of interception (LPI)/Low Probability of Detection (LPD)/Anti-jamming (AJ). As discussed above, traditional wireless networks operate like a light bulb and transmit signals in all directions, as compared to mmWave technology, which transmits like a car headlight in a very focused, controlled radio beam. Also, as our devices operate at under 12 watts, a light battery can be used for simple deployment in combat settings. Further, as our mmWave technology can support gigabit speeds, military personnel are able to transmit and receive information in a very timely manner. In 2023, we were awarded a proof-of-concept license and technology development contract to enable mmWave-based communications between soldiers and their vehicle.

We are also targeting the high-performance, video-streaming market, specifically the virtual reality (“VR”) market. In its market report, Virtual Reality Data: Devices, Verticals, and Value Chain – 1Q 2022, ABI Research estimates a market opportunity of over 6 million VR headsets by the end of 2025, which we believe translates into a total available market for us in 2025 of approximately $180 million, assuming an average selling price to us of $30 for an antenna module included in each VR headset. Uses of VR are envisioned in a broad variety of markets, including gaming, real estate, healthcare, and transportation. We believe that our mmWave technology has certain characteristics that are ideal for VR applications. First, mmWave’s high data rate of 3 Gbps supports high-resolution displays. Second, our proprietary beamforming and beamtracking techniques keep latency to under 5 ms, so the user does not experience lags in the experience. Third, mmWave technology is less susceptible to interference and, as mentioned above in the context of dense urban environments, can operate in highly congested environments, which limits interruptions in the VR user’s experience.

The frequency band from 24 GHz to 39 GHz has been designated as the mmWave band in 5G communications. This band is normally licensed to carriers, and can be very expensive because carriers want to ensure there is no interference from other carriers using the same frequencies. We believe that the primary benefit of mmWave to carriers is the availability of additional spectrum, and thus, more capacity to handle the growth of mobile users. Mobile Experts Inc. predicts in its report, 5G Millimeter Wave 2023, that U.S. carriers will saturate the capacity of their networks using existing spectrum by 2025, and will need to utilize mmWave to provide additional capacity based on current user growth predictions.

Our initial target for licensed-band applications is the FWA segment, as carriers can utilize the additional network capacity offered by mmWave to provide FWA services. According to the Ericsson Mobility Report, as of November 2023, approximately 80% of mobile service providers have an FWA offering and 121 service providers offer FWA services over 5G, representing 50% of all FWA service providers. According to Mobile Experts Inc.’s report, 5G Millimeter Wave 2023, mobile operators that have deployed 5G mmWave include Verizon, T-Mobile, AT&T, NTT DoCoMo, KDDI, Softbank and Rakuten Mobile. We believe major Chinese mobile carriers have commenced formal collaborations to advance mmWave solutions in the Chinese telecom market. Regarding U.S. carriers, FWA has become a bright spot for their 5G roll out. According to Light Reading, fixed wireless services accounted for over 90% of all net broadband customer additions in the U.S. during 2022. While U.S. carriers currently use the sub 6 GHz frequency band, eventually, as the network gets saturated, we believe the carriers will commence a broad roll out of mmWave technology. In terms of market potential in the U.S., according to FierceWireless, T-Mobile is available to over 50 million homes, and Verizon is available to over 40 million homes.

We have commenced sampling a highly integrated 5G mmWave beamformer IC, which operates from the 24 GHz to 43 GHz frequency range. The device supports dual-stream multiple input, multiple output (“MIMO”) with two 16-channel beamforming arrays. In June 2023, we announced a collaboration with pSemi, a Murata company, for the development of a 5G customer premise receiver utilizing our beamformer IC and pSemi’s up-down converter IC. The goals of the collaboration are to reduce the number of components and cost of RF module to promote faster time to market for more rapid deployment by prospective customers. In addition to being used to provide FWA services, our mmWave antenna modules can be utilized in consumer-premises equipment (“CPE”), including hotspots, laptops and tablets. In its report, 5G Millimeter Wave 2023, Mobile Experts Inc. forecasts a total volume of approximately 2 million mmWave-enabled CPE units by 2026.

While we have developed products for the 60 GHz and 5G mmWave markets, we believe there are other market opportunities that could utilize mmWave technology. For example, in the WiFi Alliance there is a pending proposal to utilize mmWave technology in WiFi 8, which is the next generation of WiFi technology. We believe this proposal is primarily driven by the anticipated use of mmWave to support VR applications, which require very high data rates, and to reduce congestion in multi-dwelling units. In the mobile carrier market, there is some early research in the use of terahertz technology to make even more spectrum available for network capacity. While the proposed frequencies are higher than mmWave (above 100 GHz), we believe that many of our technological developments, particularly our beamforming and beamsteering concepts, can be applied to terahertz technology.

In addition to our development of mmWave semiconductors, we also acquired a memory product line comprising our Bandwidth Engine IC products. These products integrate our proprietary, 1T-SRAM high-density embedded memory and a highly-efficient serial interface protocol resulting in a monolithic memory IC solution optimized for memory bandwidth and transaction access performance. Taiwan Semiconductor Manufacturing Corporation, or TSMC, is the sole foundry that manufactures the wafers used to produce our memory IC products. TSMC has informed us that it would be discontinuing the foundry process used to produce wafers, in turn, necessary to manufacture our memory ICs. As a result, in May 2023, we initiated an end-of-life, or EOL, of our memory IC products. See “—Recent Developments—Memory IC Product End-of-Life” below for additional information.

We incurred net losses of approximately $7.9 million for the nine months ended September 30, 2023 and $32.4 million for the year ended December 31, 2022, and we had an accumulated deficit of approximately $157.5 million as of September 30, 2023. These and prior year losses have resulted in significant negative cash flows for almost a decade and have necessitated that we raise substantial amounts of additional capital during this period. This raises significant doubt about our ability to continue as a going concern, which was also expressed by the Company’s independent registered public accounting firm in its report on the Company’s consolidated financial statements for the year ended December 31, 2022. We will need to increase revenues substantially beyond levels that we have attained in the past in order to generate sustainable operating profit and sufficient cash flows to continue doing business without raising additional capital from time to time.

We were formerly known as MoSys, Inc. (MoSys), and we were incorporated in California in 1991 and reincorporated in 2000 in Delaware. On September 14, 2021, we and our subsidiaries, 2864552 Ontario Inc. and 2864555 Ontario Inc., entered into an Arrangement Agreement (the Arrangement Agreement) with Peraso Technologies Inc. (Peraso Tech), a corporation existing under the laws of the province of Ontario, to acquire all of the issued and outstanding common shares of Peraso Tech (the Peraso Shares), including those Peraso Shares to be issued in connection with the conversion or exchange of secured convertible debentures and common share purchase warrants of Peraso Tech, as applicable, by way of a statutory plan of arrangement (the Arrangement) under the Business Corporations Act (Ontario). On December 17, 2021, following the satisfaction of the closing conditions set forth in the Arrangement Agreement, the Arrangement was completed and we changed our name to “Peraso Inc.” and began trading on Nasdaq under the symbol “PRSO.”

Recent Developments

Memory IC Product End-of-Life

Taiwan Semiconductor Manufacturing Corporation, or TSMC, is the sole foundry that manufactures the wafers used to produce our memory IC products. TSMC has informed us that it would be discontinuing the foundry process used to produce wafers, in turn, necessary to manufacture our memory ICs. As a result, in May 2023, we initiated an end-of-life, or EOL, of our memory IC products. We have notified our customers to provide purchase orders by December 22, 2023, and we commenced initial EOL shipments during the quarter ended September 30, 2023. We have requested customers to pay a deposit upon purchase order placement to reserve supply and provide funding for our required inventory purchases. In addition, we have requested customers to accelerate payments to improve our cash flows. Under our EOL plan, we expect shipments of our memory products to continue until at least December 31, 2024. However, the timing of EOL shipments will be dependent on receipt of purchase orders from customers, deliveries from our suppliers, and the delivery schedules requested by our customers. As of February 1, 2024, we have received EOL purchase orders totaling approximately $14.0 million.

Cost Reductions

In February 2023, we implemented a reduction in our workforce and eliminated 5 positions to help us achieve a more cost-efficient organization. In November 2023, we further reduced our workforce by eliminating 3 positions, which included one employee and two consultants, and we initiated a temporary lay-off in Canada of 16 positions, all intended to preserve cash while keeping capital expenditures to minimum levels in order to reduce operating costs and our short-term cash needs.

Reverse Stock Split

On December 15, 2023, at our annual meeting of stockholders, our stockholders approved a certificate of amendment to our Second Amended and Restated Certificate of Incorporation (the “Charter Amendment”) to effect a reverse stock split of our outstanding shares of common stock at a ratio to be determined by our board of directors. On December 15, 2023, we filed the Charter Amendment with the Secretary of State of Delaware which effected a 1-for-40 reverse stock split of our outstanding shares of common stock as of 4:01 p.m. Eastern Time on January 2, 2024. As a result of the reverse stock split, every forty shares of common stock were combined into one issued and outstanding share of common stock, with no change in the $0.001 par value per share. Holders of fractional shares received, in lieu of any fractional share, the number of shares rounded up to the next whole number. All equity awards outstanding and common stock reserved for issuance under the Company’s equity incentive plans and warrants outstanding immediately prior to the reverse stock split were appropriately adjusted by dividing the number of affected shares of common stock by 40 and, as applicable, multiplying the exercise price by 40, as a result of the reverse stock split. Exchangeable shares, which can be converted to common stock at any time by their respective holders, were also adjusted to reflect the reverse stock split.

Compliance with Nasdaq Minimum Bid Price Requirement

On January 18, 2024, we received a notification letter from the Listing Qualifications Department of the Nasdaq Stock Market notifying us that we had regained compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2).

Termination of Advisory Agreement Related to Strategic Alternative Exploration

In August 2023, we engaged an investment bank to assist with the exploration of strategic alternatives, including a merger, sale of assets or other similar transaction, with the intention to maximize stockholder value and further our business operations. In January 2024, we terminated such advisory agreement. We currently have no commitments or agreements and are not negotiating with any parties relating to a merger, sale of assets or other similar transaction with us.

Estimated Preliminary Operational Results for the Fourth Quarter and Year Ended December 31, 2023

We are currently in the process of finalizing our consolidated financial results for our fourth quarter and year ended December 31, 2023 and, therefore, our actual results for these periods are not yet available and have not been audited. Presented below are certain estimated preliminary operational results for the fourth quarter and year ended December 31, 2023 that are subject to change pending finalization. As such, our actual results may differ materially from the estimated preliminary results presented in this prospectus and will not be finalized until after we complete our normal year-end accounting procedures, which will occur after the consummation of this offering. Our preliminary results set forth below reflect management’s best estimate of the impact of events during the year and are based on the information currently available to us as of the date of this prospectus.

Accordingly, undue reliance should not be placed on these preliminary estimates. These preliminary estimates are not necessarily indicative of any future period and should be read together with “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Our estimated total revenue for the three months ended December 31, 2023 is projected to be in the range of approximately $1.6 million to $1.9 million. Our estimated royalty and other revenue for the three months ended December 31, 2023 is projected to be in the range of approximately $0.1 million to $0.4 million.

Our estimated total revenue for the year ended December 31, 2023 is projected to be in the range of approximately $13.6 million to $13.8 million. Our estimated royalty and other revenue for the year ended December 31, 2023 is projected to be in the range of approximately $0.7 million to $0.9 million.

The following table details estimated revenue by product category for the three and twelve months ended December 31, 2023:

($ in millions)	Three Months Ended	Twelve Months Ended
Product category	December 31, 2023
Memory ICs	$1.2	$8.4
mmWave ICs	0.2	2.8
mmWave antenna modules	0.1	1.7
	$1.5	$12.9

We had cash and cash equivalents of approximately $1.6 million at December 31, 2023, an increase of approximately $0.9 million from September 30, 2023. The increase in cash and cash equivalents during the three months ended December 31, 2023 was attributable to proceeds from the EOL of our memory products.

Summary of Risk Factors

Our business and this offering are subject to numerous risks and uncertainties, discussed in more detail in the following section. These risks include, among others, the following key risks:

●	We might not be able to continue as a going concern.

●	We intend to discontinue the production of our memory products.

●	Our gross profit may fluctuate due to a variety of factors, which could negatively impact our results of operations and our financial condition.

●	We have a history of losses, and we will need to raise additional capital.

●	Our failure to generate the significant capital necessary or raise additional capital to expand our operations and invest in new products could reduce our ability to compete and could harm our business.

●	Our failure to successfully market our products could seriously harm our ability to execute our business strategy and may force us to curtail our research and development plans or existing operations.

●	Purchasers of common stock in this offering will experience immediate and substantial dilution in the net tangible book value of their investment. You may experience further dilution upon the exercise of outstanding stock options and warrants, or the conversion or exchange of other securities.

●	A substantial number of shares of common stock may be sold in the market following this offering, which may depress the market price for our common stock.

●	There may be future sales of our common stock, which could adversely affect the market price of our common stock and dilute a stockholder’s ownership of common stock.

●	We have broad discretion to determine how to use the funds raised in this offering, and may use them in ways that may not enhance our operating results or the price of our common stock.

●	There is no public market for the warrants being offered in this offering.

●	Holders of warrants purchased in this offering will have no rights as a common stockholder until such holder exercises its warrants and acquires our common shares, except as set forth in such warrants.

●	The warrants are speculative in nature.

●	Potential volatility of the price of our common stock could negatively affect your investment.

●	Provisions of our certificate of incorporation and bylaws or Delaware law might delay or prevent a change-of-control transaction and depress the market price of our stock.

●	Our outstanding common stock warrants are accounted for as a warrant liability and recorded at fair value with changes in fair value each period reported in earnings, which may have an adverse effect on the market price of our common stock.

●	If we fail to maintain compliance with the continued listing requirements of the Nasdaq Stock Market, our common stock may be delisted and the price of our common stock and our ability to access the capital markets could be negatively impacted.

●	We effected a reverse stock split on January 2, 2024, which may adversely impact the market price of our common stock.

Corporate Information

We were founded in 1991 and reincorporated in Delaware in 2000. Our principal corporate offices are located at 2309 Bering Drive, San Jose, California 95131. Our telephone number is (408) 418-7500. The address of our website is www.perasoinc.com. The information provided on or accessible through our website (or any other website referred to in the registration statement, of which this prospectus forms a part) is not part of the registration statement, of which this prospectus forms a part.

Implications of Being a Smaller Reporting Company

We are a smaller reporting company as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as (i) the market value of our voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Reports on Form 10-K and have reduced disclosure obligations regarding executive compensation, and, as long as we are a smaller reporting company with less than $100 million in annual revenue, we are not required to obtain an attestation report on internal control over financial reporting from our independent registered public accounting firm.

THE OFFERING

The following summary contains basic information about this offering. The summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus.

Common stock to be offered	1,046,511 shares of common stock, or 1,203,487 shares if the underwriters exercise their option to purchase additional shares in full.

Common warrants

We are also offering Series A warrants to purchase up to 2,093,022 shares of common stock, with each Series A warrant representing a right to purchase two shares of our common stock, which will be exercisable during the period commencing on the date of their issuance and ending 5 years from such date at an exercise price of $           per share and Series B warrants to purchase up to 2,093,022 shares of common stock, with each Series B warrant representing a right to purchase two shares of our common stock, which will be exercisable during the period commencing on the date of their issuance and ending 6 months from such date at an exercise price of $           per share. The Series A warrant and the Series B warrant (collectively, the “common warrants”) will be sold together with the common stock but issued separately from the common stock and may be transferred separately immediately thereafter. This prospectus also relates to the offering of the common stock issuable upon exercise of such common warrants. See “Description of the Securities We are Offering” on page 74 of this prospectus. You should also read the form of Series A warrant and the form of Series B warrant, which are filed as exhibits to the registration statement that includes this prospectus.

Pre-funded warrants

We are also offering pre-funded warrants to purchase up to 1,046,511 shares of common stock. The purchase price of each pre-funded warrant is equal to the price at which the share of common stock is being sold to the public in this offering, minus $0.001, and the exercise price of each pre-funded warrant is $0.001 per share. The pre-funded warrants are exercisable immediately and may be exercised at any time until all of the pre-funded warrants are exercised in full. This offering also relates to the shares of common stock issuable upon exercise of the pre-funded warrants sold in this offering. See “Description of the Securities We are Offering” on page 74 of this prospectus. You should also read the form of pre-funded warrant, which is filed as an exhibit to the registration statement that includes this prospectus.

Common stock to be outstanding after this offering	1,770,349 shares, or 1,927,325 shares if the underwriters exercise their option to purchase additional shares in full.

Option to purchase additional shares of common stock, Series A warrants and Series B warrants

We have granted the underwriters an option for a period of up to 45 days from the date of this prospectus to purchase up to 156,976 additional shares of our common stock, Series A warrants to purchase up to 313,953 shares of our common stock and/or Series B warrants to purchase up to 313,953 shares of our common stock, in any combination thereof, from us at the public offering price per share, per Series A warrant and per Series B warrant, less underwriting discounts and commissions, in each case solely to cover over-allotments, if any.

Representative Warrants

We have agreed to issue to the representative of the underwriters warrants, or the Representative Warrants, to purchase up to 73,255 shares of common stock, or 84,244 shares of common stock assuming the exercise of the over-allotment option in full, as a portion of the compensation payable to the representative of the underwriters in connection with this offering. The Representative Warrants will be immediately exercisable upon issuance at an exercise price equal to $           per share of common stock, expire on the fifth anniversary of the commencement of sales of this offering, and are otherwise in substantially similar form to the Series A warrants issued in the offering. The Representative Warrants and the shares of common stock underlying the Representative Warrants are being registered on the registration statement of which this prospectus is a part. See “Underwriting” on page 77 of this prospectus.

Use of proceeds	We intend to use the net proceeds from this offering primarily for general corporate purposes, including research and development and working capital. See “Use of Proceeds” on page 28 of this prospectus for additional information.

Lock-up restrictions	We and each of our directors and officers are subject to certain lock-up restrictions as identified in the section titled “Underwriting.”

Risk factors	You should read the section entitled “Risk Factors” beginning on page 10 of this prospectus for a discussion of factors to consider carefully before deciding to invest in our securities.

Nasdaq Capital Market symbol	Our shares of common stock are traded on The Nasdaq Capital Market under the symbol “PRSO.” There is no established public trading market for the warrants, and we do not expect a market to develop. We do not intend to apply for listing of the warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the warrants will be limited.

Reverse Stock Split	The number of shares of common stock and exchangeable shares in this prospectus reflects a reverse stock split of our issued and outstanding common stock at 1-for-40 ratio, effective as of 4:01 p.m., Eastern Time, on January 2, 2024. Certain share amounts in this prospectus are approximate and actual amounts may differ due to rounding of fractional shares as a result of the 1-for-40 reverse stock split.

The number of shares of our common stock to be outstanding after this offering is based on 723,838 shares of common stock outstanding as of February 1, 2024, assumes no exercise of any common warrants offered hereby and no sale of any pre-funded warrants offered hereby, and excludes as of such date:

●	95,093 shares of common stock issuable upon the exchange of exchangeable shares;

●	35,415 shares of common stock issuable upon the exercise of outstanding stock options, which options have a weighted average exercise price of $127.00 per share;

●	14,907 shares of common stock issuable upon the vesting of restricted stock units;

●	39,512 shares of common stock available for future issuance under the Company’s 2019 Stock Incentive Plan;

●	142,858 shares of common stock issuable upon exercise of warrants dated June 2, 2023 at $28.00 per share;

●	7,143 shares of common stock issuable upon exercise of placement agent warrants dated June 2, 2023 at $28.00 per share; and

●	91,875 shares of common stock issuable upon exercise of warrants dated November 30, 2022 at $40.00 per share.

Additionally, unless otherwise stated, all information in this prospectus reflects all currency in United States dollars.

RISK FACTORS

Investing in our securities includes a high degree of risk. Prior to making a decision about investing in our securities, you should consider carefully the specific factors discussed below, together with all of the other information contained in this prospectus including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Risks Related to Our Business

We might not be able to continue as a going concern.

Our consolidated financial statements as of December 31, 2022 have been prepared under the assumption that we will continue as a going concern for the next twelve months. As of September 30, 2023, we had cash and cash equivalents of $0.7 million and an accumulated deficit of $157.5 million. As of the date of this prospectus, we believe that, prior to this offering, we do not have sufficient resources available to fund our business operations and satisfy our obligations beyond the first quarter of 2024. We believe that based on the net proceeds of approximately $3.7 million that we will receive from this offering, together with our existing cash and cash equivalents, we will meet our capital needs through the fourth quarter of 2024.

Our ability to continue as a going concern is dependent upon our ability to raise additional capital and to achieve sustainable revenues and profitable operations. We will need to increase revenues substantially beyond levels that we have attained in the past in order to generate sustainable operating profit and sufficient cash flows to continue doing business without raising additional capital from time to time. As a result of our expected operating losses and cash burn for the foreseeable future and recurring losses from operations, if we are unable to raise sufficient capital through additional debt or equity arrangements, there will be uncertainty regarding our ability to maintain liquidity sufficient to operate our business effectively, which raises substantial doubt as to our ability to continue as a going concern. If we cannot continue as a viable entity, our stockholders would likely lose most or all of their investment in us.

If we are unable to generate sustainable operating profit and sufficient cash flows, then our future success will depend on our ability to raise capital. In addition to this offering, we are seeking additional financing and evaluating financing alternatives in order to meet our cash requirements for the next 12 months. We cannot be certain that raising additional capital, whether through selling additional debt or equity securities or obtaining a line of credit or other loan, will be available to us or, if available, will be on terms acceptable to us. If we issue additional securities to raise funds, these securities may have rights, preferences, or privileges senior to those of our common stock, and our current stockholders may experience dilution. If we are unable to obtain funds when needed or on acceptable terms, we may be required to curtail our current product development programs, cut operating costs, forego future development and other opportunities or even terminate our operations.

Our forecast of the period of time through which our financial resources will be adequate to support our operating requirements is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed elsewhere in this “Risk Factors” section. We have based this estimate on a number of assumptions that may prove to be wrong and changing circumstances beyond our control may cause us to consume capital more rapidly than we currently anticipate. Our inability to obtain additional funding when we need it could seriously harm our business.

We intend to discontinue the production of our memory products.

Taiwan Semiconductor Manufacturing Corporation, or TSMC, is the sole foundry that manufactures the wafers used to produce our memory IC products. TSMC has informed us that it will be discontinuing the foundry process used to produce the wafers necessary to produce our memory ICs. We are not in a position to transition wafer production to a new foundry and continue to manufacture these products. As a result, we have informed our customers that we are initiating an end-of-life, or EOL, of our memory IC products. We expect to fulfill product EOL orders during 2024 and into 2025. Our memory IC products represented over 50% of our revenues for the year ended December 31, 2022 and over 60% of our revenues for the nine months ended September 30, 2023. The discontinuation of the production and sale of our memory IC products will negatively impact our future revenues, results of operations and cash flows.

Our gross profit may fluctuate due to a variety of factors, which could negatively impact our results of operations and our financial condition.

Our gross profit may fluctuate due to a number of factors, including customer and product mix, market acceptance of our new products, yield, wafer pricing, packaging and testing costs, competitive pricing dynamics, charges for inventory write-downs and geographic and market pricing strategies. To the extent we may offer or be contractually obligated to offer certain customers favorable prices, it would decrease our average selling prices and likely impact our gross profit. In the possible event our customers, including our larger customers, exert more pressure with respect to pricing and other terms, it could put downward pressure on our profit.

Because we do not operate our own wafer fabrication, assembly, or testing facilities, we may not be able to reduce our costs as rapidly as companies that operate their own facilities, and in fact, our costs may even increase, which could further reduce our gross profit. We seek yield improvements and volume-based cost reductions to enable cost reductions. To the extent that such cost reductions do not occur at a sufficient level and in a timely manner, our business, financial condition, and results of operations could be adversely affected and may vary from our estimates.

In addition, we maintain an inventory of our products at various stages of production, as well as an inventory of finished goods. As we are generally a sole-source supplier, we hold these inventories in anticipation of customer orders. If those customer purchase orders do not materialize in a timely manner or customers do not honor those purchase orders, we can have excess or obsolete inventory which we would have to write-down, and our gross profit and results of operations would be adversely affected.

We have a history of losses, and we will need to raise additional capital.

We incurred net losses of approximately $7.9 million for the nine months ended September 30, 2023 and $32.4 million for the year ended December 31, 2022, and we had an accumulated deficit of approximately $157.5 million as of September 30, 2023. These and prior-year losses have resulted in significant negative cash flows. To remain competitive and expand our product offerings to customers, we will need to increase revenues substantially beyond levels that we have attained in the past in order to generate sustainable operating profit and sufficient cash flows to continue doing business without raising additional capital from time to time. Given our history of fluctuating revenues and operating losses, and the challenges we face in securing customers for our products, we cannot be certain that we will be able to achieve and maintain profitability on either a quarterly or annual basis in the future. As a result, we may need to raise additional capital in the future, which may or may not be available to us at all or only on unfavorable terms.

Our failure to generate the significant capital necessary or raise additional capital to expand our operations and invest in new products could reduce our ability to compete and could harm our business.

We intend to continue spending to grow our business. If we do not achieve and maintain profitability, we will need additional financing to pursue our business strategy, develop new products, respond to competition and market opportunities and acquire complementary businesses or technologies. There can be no assurance that such additional capital, whether in the form of debt or equity financing, will be sufficient or available and, if available, that such capital will be offered on terms and conditions acceptable to us.

If we were to raise additional capital through sales of our equity securities, our stockholders would suffer dilution of their equity ownership. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, prohibit us from paying dividends, repurchasing our stock or making investments, and force us to maintain specified liquidity or other ratios, any of which could harm our business, operating results and financial condition. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

●	develop or enhance our products;

●	continue to expand our product development and sales and marketing organizations;

●	acquire complementary technologies, products or businesses;

●	expand operations, in the United States or internationally;

●	hire, train and retain employees; or

●	respond to competitive pressures or unanticipated working capital requirements.

We may fail to achieve the intended cost savings and related benefits from our reduction in workforce and temporary lay-offs.

In February 2023, we implemented a reduction in our workforce and eliminated 5 positions to help us achieve a more cost-efficient organization. In November 2023, we further reduced our workforce by eliminating 3 positions, which included one employee and two consultants, and we initiated a temporary lay-off in Canada of 16 positions, all intended to preserve cash while keeping capital expenditures to minimum levels in order to reduce operating costs and our short-term cash needs.

We may fail to effectively execute on, or achieve the intended goals of, the reductions in operating costs. Our plans may also change as we continue to refocus on reducing operating costs and streamlining operations, while at the same time conserving cash by delaying or deferring certain expenditures as well. These actions may take more time than we currently estimate and we may not be able to achieve the cost-efficiencies sought. In addition, if we do not recall the impacted Canadian employees, we estimate that the total non-recurring charges would approximate $0.5 million to $1.0 million, primarily consisting of severance payments, notice pay, and employee benefit payments. We expect that the majority of the charges would be incurred by the second quarter of 2024. The charges that we expect to incur are subject to a number of assumptions, including legal requirements in various jurisdictions, and actual expenses may differ materially from the estimates disclosed above.

Moreover, the reduction in workforce may negatively impact employee morale for those who are not directly impacted, which may increase employee attrition and hurt future recruiting efforts, hindering our ability to achieve our key priorities. Any failure to achieve the expected benefits from the reduction in workforce and any charges we incur if we do not recall the impacted Canadian employees could adversely affect our stock price, financial condition and ability to achieve our goals.

Failure to comply with laws relating to employment could subject us to penalties and other adverse consequences.

We are subject to various employment-related laws in the jurisdictions in which our employees are based. We face risks if we fail to comply with applicable U.S. federal or state employment and wage laws, or employment wage laws applicable to our employees located in Canada. In November 2023, we initiated a temporary lay-off in Canada of 16 positions. The temporary lay-offs create an additional risk of claims being made on behalf of affected employees. Recently, the Company has received and, may in the future receive, claims made on behalf of employees, whom were part of the temporary lay-off, regarding statutory and common law severance payments. If such claims are successful and not mitigated by employment practices insurance coverage, our required payments may be higher than we have initially estimated. In addition, any violations of applicable wage laws or other labor- or employment-related laws could result in complaints by current or former employees, adverse media coverage, investigations, and damages or penalties which could have a materially adverse effect on our reputation, business, operating results, and prospects. In addition, responding to any such proceeding may result in a significant diversion of management’s attention and resources, significant defense costs, and other professional fees.

Our failure to successfully market our products could seriously harm our ability to execute our business strategy and may force us to curtail our research and development plans or existing operations.

Our success depends upon the acceptance by our target markets of our products and technologies. Our prospective customers, which include original equipment manufacturers, or OEMs, and service providers, may be unwilling to adopt and design-in our products due to the uncertainties and risks surrounding designing a new IC or module and/or incorporating new IP into their systems and relying on a small, sole-sourced supplier. Thus, currently, we do not know whether we will be able to generate adequate profit from making and selling our products and licensing our technologies to sustain our operations.

An important part of our strategy to gain market acceptance is to penetrate new markets by targeting market leaders to accept our technology solutions. This strategy is designed to encourage other participants in those markets to follow these leaders in adopting our solutions. If a high-profile industry participant adopts our products for one or more of its products but fails to achieve success with those products, or is unable to successfully implement our products, other industry participants’ perception of our solutions could be harmed. Any such event could reduce the amount of future sales of our products.

Future revenue growth depends on our winning designs with existing and new customers, retaining current customers, and having those customers design our solutions into their product offerings and successfully selling and marketing such products. If we do not continue to win designs in the short term, our product revenue in the following years will not grow.

We sell our ICs to customers that include our ICs and modules in their products. Our technology is generally incorporated into products at the design stage, which we refer to as a design win, and which we define as the point at which a customer has made a commitment to build a board against a fixed schematic for its system, and this board will utilize our products. As a result, our future revenue depends on our OEM customers designing our products into their products, and on those products being produced in volume and successfully commercialized. If we fail to retain our current customers or convince our current or prospective customers to include our products in their products and fail to achieve a consistent number of design wins, our results of operations and business will be harmed. In addition, if a current or prospective customer designs a competitor’s offering into its product, it becomes significantly more difficult for us to sell our products to that customer because changing suppliers involves significant cost, time, effort and risk for the OEM. Even if a customer designs one of our ICs or modules into its product, we cannot be assured that the OEM’s product will be commercially successful over time, or at all, or that we will receive or continue to receive any revenue from that customer. Furthermore, the customer product for which we obtain a design win may be canceled before the product enters production or before or after it is introduced into the market. Because of our extended sales cycle, our revenue in future years is highly dependent on design wins we are awarded today. Our lack of capital and uncertainty about our future technology roadmap also may limit our success in achieving additional design wins, as discussed under “We may experience difficulties in transitioning to new wafer fabrication process technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delays in product deliveries and increased costs.”

The design win process for our products is generally lengthy, expensive and competitive, with no guarantee of revenue, and, if we fail to generate sufficient revenue to offset our expenses, our business and operating results would suffer.

Achieving a design win for one of our products is typically a lengthy, expensive and competitive process because our customers generally take a considerable amount of time to evaluate our products. In the markets we serve, the time from initial customer engagement to design win to production volume shipments can range from one to three years, though it may take longer for new customers or markets we intend to address. In order to win designs, we are required to both incur design and development costs and dedicate substantial engineering resources in pursuit of a single customer opportunity. Even though we incur these costs we may not prevail in the competitive selection process, and, even if we do achieve a design win, we may never generate sufficient, or any, revenue to offset our development expenditures. Our customers have the option to decide whether or not to put our solutions into production after initially designing our products in the specification. The customer can make changes to its product after a design win has been awarded to us, which can have the effect of canceling a previous design win. The delays inherent in our protracted sales cycle increase the risk that a customer will decide to cancel, curtail, reduce or delay its product plans, causing us to lose anticipated revenue. In addition, any change, delay or cancellation of a customer’s plans could harm our financial results, as we may have incurred significant expense while generating no revenue.

If our foundries do not achieve satisfactory yields or quality, our cost of net revenue will increase, our operating margins will decline and our reputation and customer relationships could be harmed.

We depend not only on sufficient foundry manufacturing capacity and wafer prices, but also on good production yields (the number of good die per wafer) and timely wafer delivery to meet customer demand and maintain profit margins. The fabrication of our products is a complex and technically demanding process. Minor deviations in the manufacturing process can cause substantial decreases in yields and, in some cases, cause production to be suspended. From time to time, our foundries experience manufacturing defects and reduced manufacturing yields. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials by our foundries could result in lower than anticipated manufacturing yields, which would harm our revenue or increase our costs. For example, in the past, one of our foundries produced ICs and met its process specification range but did not meet our customer’s specifications causing us to write off a portion of our production lot. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. Poor yields from our foundry, or defects, integration issues or other performance problems in our ICs, could cause us significant customer relations and business reputation problems, harm our operating results and give rise to financial or other damages to our customers. Our customers might consequently seek damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend.

We may experience difficulties in transitioning to new wafer fabrication process technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delays in product deliveries and increased costs.

We aim to use the most advanced manufacturing process technology appropriate for our solutions that is available from our foundries. As a result, we periodically evaluate the benefits of migrating our solutions to other technologies in order to improve performance and reduce costs. These ongoing efforts require us from time to time to modify the manufacturing processes for our products and to redesign some products, which in turn may result in delays in product deliveries. We are dependent on our foundries to support the production of wafers for future versions of our IC. Such production may require changes to the foundry’s existing process technology. If the foundry elects to not alter their process technology to support future versions of our ICs, we would need to identify a new foundry.

As discussed under “We intend to discontinue the production of our memory products,” Taiwan Semiconductor Manufacturing, or TSMC, which is the sole foundry that manufactures the wafers used to produce our memory IC products, has informed us that it will be discontinuing the foundry process used to produce the wafers necessary to produce our memory ICs. We are not in a position to transition wafer production to a new foundry and continue to manufacture these products. As a result, we have informed our customers that we are initiating an end-of-life, or EOL, of our memory IC products. We expect to fulfill product EOL orders during 2024 and into 2025. Our memory IC products represented over 50% of our revenues for the year ended December 31, 2022 and over 60% of our revenues for the nine months ended September 30, 2023. The discontinuation of the production and sale of our memory IC products will negatively impact our future revenues, results of operations and cash flows.

To date, we have not achieved the anticipated benefits of a fabless semiconductor company.

Our primary goal has been to increase our total available market by creating high-performance ICs and modules for mmWave applications using our proprietary technology and design expertise. Historically, this development effort required that we add headcount and design resources, such as expensive software tools, which increased our losses from, and cash used in, operations. Our efforts to increase our revenue and expand our markets have been subject to various risks and uncertainties, including, but not limited to:

●	a lack of working capital;

●	customer acceptance;

●	difficulties and delays in our product development, manufacturing, testing and marketing activities;

●	timeliness of new product introductions;

●	the anticipated costs and technological risks of developing and bringing our products to market;

●	the willingness of our manufacturing partners to assist successfully with fabrication;

●	our ability to qualify our products for mass production and achieve wafer yield levels and the final test results necessary to be price competitive;

●	the availability of quantities of our products supplied by our manufacturing partners at a competitive cost;

●	our ability to generate the desired gross margin percentages and return on our product development investment;

●	competition from established competitors;

●	the adequacy of our IP protection for our proprietary IC designs and technologies;

●	customer concerns over our financial condition and viability to be a long-term profitable supplier; and

●	the vigor and growth of markets served by our current and prospective customers.

If we experience significant delays in bringing our products to market, if customer adoption of our products is delayed or if our customers’ products that include our products are not successful, this could have a material adverse effect on our anticipated revenues in upcoming years due to the potential loss of design wins and future revenues.

Our main objective is the development and sale of our technologies to service providers, cloud networking, security, test and video system providers and their subsystem and component vendors and, if demand for these products does not grow, we may not achieve revenue growth and our strategic objectives.

We market and sell our products and technology to mmWave, cloud networking, communications, data center and other equipment providers and their subsystem and component vendors. We believe our future business and financial success depends on market acceptance and increasing sales of these products. To meet our growth and strategic objectives, networking infrastructure OEMs must incorporate our products into their systems and the demand for their systems must grow as well. We cannot provide assurance that sales of our products to these OEMs will increase substantially in the future or that the demand for our customers’ systems will increase. Our future revenues from these products may not increase in accordance with our growth and strategic objectives if, instead, our OEM customers modify their product designs, select products sold by our competitors or develop their own proprietary technologies. Moreover, demand for their products that incorporate our technologies may not grow or result in significant sales of such products due to factors affecting the customers and their business such as industry downturns, declines in capital spending in the enterprise and carrier markets or unfavorable macroeconomic conditions. Thus, the future success of our business depends in large part on factors outside our control, and sales of our products may not meet our revenue growth and strategic objectives.

Our failure to continue to develop new products and enhance our products on a timely basis could diminish our ability to attract and retain customers.

The existing and potential markets for our products are characterized by ever-increasing performance requirements, evolving industry standards, rapid technological change and product obsolescence. These characteristics lead to periodic changes in customer requirements, shorter product life cycles and changes in industry demands and mandate new product introductions and enhancements to maintain customer engagements and design wins. In order to attain and maintain a significant position in the market, we will need to continue to enhance and evolve our products and the underlying proprietary technologies in anticipation of these market trends although we do not have a large engineering staff.

Our future performance depends on a number of factors, including our ability to:

●	identify target markets and relevant emerging technological trends;

●	develop and maintain competitive technology by improving performance and adding innovative features that differentiate our products from alternative technologies;

●	enable the incorporation of our products into customers’ products on a timely basis and at competitive prices; and

●	respond effectively to new technological developments or new product introductions by others.

Our failure to enhance our existing products and develop future products that achieve broad market acceptance will harm our competitive position and impede our future growth.

Our products have a lengthy sales cycle, which makes it difficult to predict success in this market and the timing of future revenue.

Our products have a lengthy sales cycle, ranging from six to 24 months from the date of our initial proposal to a prospective customer until the date on which the customer confirms that it has designed our product into its system. An even lengthier period could ensue before we would know the volume of products that such customer will, or is likely to, order. A number of factors can contribute to the length of the sales cycle including technical evaluations of our products by the customers, the design process required to integrate our products into the customers’ products and the timing of the customers’ new product announcements. In anticipation of product orders, we may incur substantial costs before the sales cycle is complete and before we receive any customer payments. As a result, in the event that a sale is not completed or is cancelled or delayed, we may have incurred substantial expenses, making it more difficult for us to become profitable or otherwise negatively impacting our financial results. Furthermore, because of this lengthy sales cycle, the recording of revenues from our selling efforts may be substantially delayed, our ability to forecast our future revenue may be more limited and our revenue may fluctuate significantly from quarter to quarter. We cannot provide any assurances that our efforts to build a strong and profitable business based on the sale of ICs will succeed. If these efforts are not successful, in light of the substantial resources that we have invested, our future operating results and cash flows could be materially and adversely affected.

The semiconductor industry is cyclical in nature and subject to periodic downturns, which can negatively affect our revenue.

The semiconductor industry is cyclical and has experienced pronounced downturns for sustained periods of up to several years. To respond to any downturn, many semiconductor manufacturers and their customers will slow their research and development activities, cancel or delay new product developments, reduce their workforces and inventories and take a cautious approach to acquiring new equipment and technologies. As a result, our business has been in the past and could be adversely affected in the future by an industry downturn which could negatively impact our future revenue and profitability. Also, the cyclical nature of the semiconductor industry may cause our operating results to fluctuate significantly from year-to-year.

Our revenue has been highly concentrated among a small number of customers, and our results of operations could be harmed if we lose a key revenue source and fail to replace it.

Our overall revenue has been highly concentrated, with a few customers accounting for a significant percentage of our total revenue. For the year ended December 31, 2022, and three months ended September 30, 2023, our three largest customers represented approximately 63% and 81% of total revenue, respectively. We expect that a relatively small number of customers will continue to account for a substantial portion of our revenue for the foreseeable future.

As a result of this revenue concentration, our results of operations could be adversely affected by the decision of a single key customer to cease using our technology or products or by a decline in the number of products that incorporate our technology that are sold by a single licensee or customer or by a small group of licensees or customers.

Our revenue concentration may also pose credit risks which could negatively affect our cash flow and financial condition.

We might also face credit risks associated with the concentration of our revenue among a small number of licensees and customers. At December 31, 2022, four customers represented approximately 79% of total trade receivables, and, at September 30, 2023, two customers represented approximately 82% of total trade receivables. Our failure to collect receivables from any customer that represents a large percentage of receivables on a timely basis, or at all, could adversely affect our cash flow or results of operations.

Our products must meet exact specifications and defects and failures may occur, which may cause customers to return or stop buying our products.

Our customers generally establish demanding specifications for quality, performance and reliability that our products must meet. However, our products are highly complex and may contain defects and failures when they are first introduced or as new versions are released. If defects and failures occur in our products during the design phase or after, we could experience lost revenues, increased costs, including warranty and customer support expenses and penalties for non-performance stipulated in customer purchase agreements, delays in or cancellations or rescheduling of orders or shipments, product returns or discounts, diversion of management resources or damage to our reputation and brand equity, and in some cases consequential damages, any of which would harm our operating results. In addition, delays in our ability to fill product orders as a result of quality control issues may negatively impact our relationship with our customers. We cannot assure you that we will have sufficient resources to satisfy any asserted claims. Furthermore, any such defects, failures or delays may be particularly damaging to us as we attempt to establish our reputation as a reliable provider of IC and module products.

Because we sell our products on a purchase order basis and rely on estimated forecasts of our customers’ needs, inaccurate forecasts could adversely affect our business.

We sell our products pursuant to individual purchase orders rather than long-term purchase commitments. Therefore, we will rely on estimated demand forecasts, based upon input from our customers, to determine how much product to manufacture. Because our sales are based primarily on purchase orders, our customers may cancel, delay or otherwise modify their purchase commitments with little or no notice to us. For these reasons, we will generally have limited visibility regarding our customers’ product needs. In addition, the product design cycle for our customers can be lengthy and it may be difficult for us to accurately anticipate when they will commence commercial shipments of products that include our ICs or modules.

Furthermore, if we experience substantial warranty claims, our customers may cancel existing orders or cease to place future orders. Any cancellation, delay or other modification in our customers’ orders could significantly reduce our revenue, cause our operating results to fluctuate from period to period and make it more difficult for us to predict our revenue. In the event of a cancellation or reduction of an order, we may not have enough time to reduce operating expenses to mitigate the effect of the lost revenue on our business.

If we overestimate customer demand for our products, we may purchase products from our manufacturers that we cannot sell. Conversely, if we underestimate customer demand or if sufficient manufacturing and testing capacity are unavailable, we would forego revenue opportunities and could lose market share in the markets served by our products and could incur penalty payments under our customer purchase agreements. In addition, our inability to meet customer requirements for our products could lead to delays in product shipments, force customers to identify alternative sources and otherwise adversely affect our ongoing relationships with our customers.

We depend on contract manufacturers for a significant portion of our revenue from the sale of our products.

Many of our current and prospective OEM customers use third party contract manufacturers to manufacture their systems and these contract manufacturers purchase our products directly from us on behalf of the OEMs. Although we expect to work with our OEM customers in the design and development phases of their systems, these OEMs often give contract manufacturers some authority in product purchasing decisions. If we cannot compete effectively for the business of these contract manufacturers, or if any of the contract manufacturers that work with our OEM customers experience financial or other difficulties in their businesses, our revenue and our business could be adversely affected. For example, if a contract manufacturer becomes subject to bankruptcy proceedings, we may not be able to obtain our products held by the contract manufacturer or recover payments owed to us by the contract manufacturer for products already delivered to the contract manufacturer. If we are unable to persuade contract manufacturers to purchase our products, or if the contract manufacturers are unable to deliver systems with our products to OEMs on a timely basis, our business would be adversely affected.

We rely on independent foundries and contractors for the manufacture, assembly, testing and packaging of our integrated circuits and modules, and the failure of any of these third parties to deliver products or otherwise perform as requested could damage our relationships with our customers and harm our sales and financial results.

As a fabless semiconductor company, we rely on third parties for substantially all of our manufacturing operations. We depend on these parties to supply us with material in a timely manner that meets our standards for yield, cost and quality. We do not have long-term supply contracts with any of our suppliers or manufacturing service providers, and therefore they are not obligated to manufacture products for us for any specific period, in any specific quantity or at any specified price except as may be provided in a particular purchase order. Any problems with our manufacturing supply chain could adversely impact our ability to ship our products to our customers on time and in the quantity required which in turn could damage our customer relationships and impede market acceptance of our IC products.

Our third-party wafer foundry and testing and assembly vendors are located in regions at high risk for earthquakes and other natural disasters and adverse consequences related to the outbreak of contagious diseases, such as COVID-19. Any disruption to the operations of these foundries and vendors resulting from earthquakes or other natural disasters could cause significant delays in the development, production, shipment and sales of our IC products.

Certain vendors that we utilize to manufacture our products are located in Asia, as are other foundries we may use in the future. Our vendors that provide substrates and wafer sorting and handle the testing of our products are headquartered in either Asia or the San Francisco Bay Area of California. The risk of an earthquake in the Pacific Rim region is significant due to the proximity of major earthquake fault lines. The occurrence of earthquakes or other natural disasters could result in the disruption of the wafer foundry or assembly and test capacity of the third parties that supply these services to us and may impede our research and development efforts as well as our ability to market and sell our products. We may not be able to obtain alternate capacity on favorable terms, if at all.

Global pandemics, such as the COVID-19 pandemic, along with outbreaks of new contagious diseases or the resurgence of existing diseases that significantly affect the Asia-Pacific region could disrupt the operations of our key suppliers and manufacturing partners.

Disruptions in our supply chain due to shortages in the global semiconductor supply chain could cause delays for customers and impact revenue.

We have and may continue to experience disruptions in our global semiconductor supply chain, with suppliers increasing lead times or placing products on allocation, including procuring necessary components, wafers, substrates and assembly services in a timely fashion. As a result of these supply chain disruptions, we have had to increase customer order lead times, and we may be required some products on allocation. We may be unable to satisfy all of the demand for our products, which may adversely affect customer relationships and impact revenue.

Price increases from our supply chain can adversely impact revenue or reduce margins.

Our suppliers can increase the price of products and services provided to us. Finding and qualifying alternate or additional suppliers in response to increased pricing from suppliers can be a lengthy process and can lead to production delays or additional costs, and such alternatives are sometimes not available. If we are unable to increase the price of our products to our customers in response to increased costs, we would face reduced margins.

Any claim that our products or technology infringe third party IP rights could increase our costs of operation and distract management and could result in expensive settlement costs or the discontinuance of our technology licensing or product offerings. In addition, we may incur substantial litigation expense which would adversely affect our profitability.

The semiconductor industry is characterized by vigorous protection and pursuit of IP rights or positions which has resulted in often protracted and expensive litigation. We are not aware of any third party IP that our products or technology would infringe. However, like many companies of our size with limited resources, we have not searched for all potentially applicable IP in the public databases. It is possible that a third party now has, or may in the future obtain, patents or other intellectual property rights that our products or technology may now, or in the future, infringe. Our licensees and IC customers, or we, might, from time to time, receive notice of claims that we have infringed patents or other IP rights of others. Litigation against us can result in significant expense and divert the efforts of our technical and management personnel whether or not the litigation has merit or results in a determination adverse to us.

The discovery of defects in our technology and products could expose us to liability for damages.

The discovery of a defect in our technologies and products could lead our customers to seek damages from us. Many of our agreements with customers include provisions waiving implied warranties regarding our technology and products and limiting our liability to our customers. We cannot be certain, however, that the waivers or limitations of liability contained in our agreements with customers will be enforceable.

We might not be able to protect and enforce our IP rights which could impair our ability to compete and reduce the value of our technology.

Our technology is complex and is intended for use in complex systems. For example, our licensees’ products utilize our embedded memory and/or interface technology and a large number of companies manufacture and market these products. Because of these factors, policing the unauthorized use of our IP is difficult and expensive. We cannot be certain that we will be able to detect unauthorized use of our technology or prevent other parties from designing and marketing unauthorized products based on our technology. In the event we identify any past or present infringement of our patents, copyrights or trademarks, or any violation of our trade secrets, confidentiality procedures or licensing agreements, we cannot assure you that the steps taken by us to protect our proprietary information will be adequate to prevent misappropriation of our technology. Our inability to adequately protect our IP would reduce significantly the barriers of entry for directly competing technologies and could reduce the value of our technology. Furthermore, we might initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation by us could result in significant expense and divert the efforts of our technical and management personnel whether or not such litigation results in a determination favorable to us.

Our existing patents might not provide us with sufficient protection of our IP, and our patent applications might not result in the issuance of patents, either of which could reduce the value of our core technology and harm our business.

We rely on a combination of patents, trademarks, trade secret laws and confidentiality procedures to protect our IP rights. We cannot be sure that any patents will be issued from any of our pending applications or that any claims allowed from pending applications will be of sufficient scope or strength, or issued in all countries where our products can be sold, to provide meaningful protection or any commercial advantage to us. Failure of our patents or patent applications to provide meaningful protection might allow others to utilize our technology without any compensation to us.

If our intangible assets become impaired, we would be required to record a charge to earnings.

We review our intangible assets for impairment when events or changes in circumstances, such as a decline in our stock price and/or market capitalization, indicate the carrying value may not be recoverable. If our intangible assets are deemed to be impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets would be recognized. We would be required to record an impairment charge in our financial statements during the period in which any impairment of our intangible assets is determined, which would negatively affect our results of operations.

If we fail to retain key personnel, our business and growth could be negatively affected.

Our business has been dependent to a significant degree upon the services of a small number of executive officers and technical employees. The loss of key personnel could negatively impact our technology development efforts, our ability to deliver products under our existing agreements, maintain strategic relationships with our partners and obtain new customers. We generally have not entered into employment or non-competition agreements with any of our employees and do not maintain key-man life insurance on the lives of any of our key personnel.

Our ability to utilize our net operating loss carryforwards is limited as a result of an “ownership change,” as defined in Section 382 of the Internal Revenue Code of 1986, as amended.

As of December 31, 2022, we had approximately $228 million of net operating loss, or NOL, carryforwards for U.S. federal tax purposes. Under U.S. federal income tax law, we generally can use our NOL carryforwards (and certain related tax credits) to offset ordinary taxable income, thereby reducing our U.S. federal income tax liability, for up to 20 years from the year in which the losses were generated, after which time they will expire. Our California NOL carryforwards (and certain related tax credits) generally may be used to offset future state taxable income for 20 years from the year in which the losses are generated, depending on the state, after which time they will expire. The rate at which we can utilize our NOL carryforwards is limited (which could result in NOL carryforwards expiring prior to their use) each time we experience an “ownership change,” as determined under Section 382 of the Internal Revenue Code. A Section 382 ownership change generally occurs if a shareholder or a group of shareholders who are deemed to own at least 5% of our common stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. If an ownership change occurs, Section 382 generally would impose an annual limit on the amount of post-ownership change taxable income that may be offset with pre-ownership change NOL carryforwards equal to the product of the total value of our outstanding equity immediately prior to the ownership change (reduced by certain items specified in Section 382) and the U.S. federal long-term tax-exempt interest rate in effect at the time of the ownership change. A number of special and complex rules apply in calculating this Section 382 limitation. While the complexity of Section 382 makes it difficult to determine whether and when an ownership change has occurred, and a formal study has not been performed, we believe that a Section 382 ownership change occurred as a result of our business combination with Peraso Technologies Inc. in 2021. The Company believes this Section 382 limitation will result in substantially all of our federal and state NOLs federal tax credit carryforwards incurred prior to December 2021 expiring before they can be utilized. In addition, our ability to use our NOL carryforwards will be limited to the extent we fail to generate enough taxable income in the future before they expire. Existing and future Section 382 limitations and our inability to generate enough taxable income in the future could result in a substantial portion of our NOL carryforwards expiring before they are used. We have recorded a full valuation allowance for our deferred tax assets.

Acquisitions or other business combinations that we pursue in the future, whether or not consummated, could result in other operating and financial difficulties.

In the future we may seek to acquire additional product lines, technologies or businesses in an effort to increase our growth, enhance our ability to compete, complement our product offerings, enter new and adjacent markets, obtain access to additional technical resources, enhance our IP rights or pursue other competitive opportunities. If we seek acquisitions or other business combinations, we may not be able to identify suitable candidates at prices we consider appropriate. We cannot readily predict the timing or size of our future acquisitions or combinations, or the success of any such transactions.

To the extent that we consummate acquisitions, combinations or investments, we may face financial risks as a result, including increased costs associated with merged or acquired operations, increased indebtedness, economic dilution to gross and operating profit and earnings per share, or unanticipated costs and liabilities. Acquisitions may involve additional risks, including:

●	the acquired product lines, technologies or businesses may not improve our financial and strategic position as planned;

●	we may determine we have overpaid for the product lines, technologies or businesses, or that the economic conditions underlying our acquisition have changed;

●	we may have difficulty integrating the operations and personnel of the acquired company;

●	we may have difficulty retaining the employees with the technical skills needed to enhance and provide services with respect to the acquired product lines or technologies;

●	the acquisition may be viewed negatively by customers, employees, suppliers, financial markets or investors;

●	we may have difficulty incorporating the acquired product lines or technologies with our existing technologies;

●	we may encounter a competitive response, including price competition or IP litigation;

●	we may become a party to product liability or IP infringement claims as a result of our sale of the acquired company’s products;

●	we may incur one-time charges, such as for acquired in-process research and development costs, and restructuring charges;

●	we may acquire goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges;

●	our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises; and

●	our due diligence process may fail to identify significant existing issues with the target business.

From time to time, we may enter into negotiations for acquisitions or investments that are not ultimately consummated. These negotiations could result in significant diversion of management time, as well as substantial out-of-pocket costs, any of which could have a material adverse effect on our business, operating results and financial condition.

Holders of exchangeable shares are expected to experience a delay in receiving shares of our common stock from the date they request an exchange, which may affect the value of the shares the holder receives in an exchange.

Holders of exchangeable shares who request to receive shares of our common stock in exchange for their exchangeable shares will not receive shares of our common stock until several business days after the applicable request is received. During this period, the market price of our common stock may increase or decrease. Any such increase or decrease would affect the value of the consideration to be received by such holder of exchangeable shares upon a subsequent sale of the common stock received in the exchange.

We are a “smaller reporting company” and, as a result of the reduced disclosure and governance requirements applicable to smaller reporting companies, our common stock may be less attractive to investors.

We are a “smaller reporting company,” and are subject to lesser disclosure obligations in our SEC filings compared to other issuers. Specifically, “smaller reporting companies” are able to provide simplified executive compensation disclosures in their filings, are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports. Decreased disclosures in our SEC filings due to our status as a “smaller reporting company” may make it harder for investors to analyze our operating results and financial prospects.

War, terrorism, other acts of violence, natural disasters and global pandemics, such as the COVID-19 pandemic and associated macroeconomic pressures in the markets in could adversely impact our business.

Geopolitical issues around the world can impact macroeconomic conditions and could have a material adverse impact on our business. For instance, world unrest due to wars, terrorist attacks and other disruptive events, such as the COVID-19 pandemic, have led to global economic disruptions, and mounting inflationary cost pressures and recessionary fears have negatively impacted the global and domestic economy. Since mid-2022, the U.S. Federal Reserve has addressed elevated inflation by continuously increasing interest rates, as inflation remains elevated. Given current market conditions, we may be unable to access the capital markets, and additional capital may only be available to us on terms that could be significantly detrimental to our existing stockholders and to our business.

Sustained inflation could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Inflation rates in the markets in which we operate have increased and may continue to rise. Inflation over the last several months has led us to experience higher costs, including, among others, labor, wafer and transportation. Our suppliers have raised their prices and may continue to raise prices, and, although we have made minimal price increases thus far, in the competitive markets in which we operate, we may not be able to make corresponding price increases to preserve our gross margins and profitability. In addition, inflationary pressures could cause customers to delay or reduce purchases of our products or delay payments to us. If inflation rates continue to rise or remain elevated for a sustained period of time, they could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Risks Related to this Offering and Ownership of Our Common Stock

Purchasers of common stock in this offering will experience accretion in the net tangible book value of their investment. You may experience dilution upon the exercise of outstanding stock options and warrants, or the conversion or exchange of other securities.

The public offering price per share of common stock in this offering is lower than the net tangible book value per share of our common stock and exchangeable shares before giving effect to this offering. Based on an assumed public offering price of $4.30 per share, if you purchase common stock in this offering, you will incur immediate accretion of approximately $1.94 per share, representing the difference between our as adjusted net tangible book value per share as of September 30, 2023 and the public offering price per share of common stock. However, if outstanding options or warrants are exercised, other securities are converted or exchanged for shares of common stock, you could experience dilution. For a further description of the dilution that you will experience immediately after this offering, see the section in this prospectus entitled “Dilution.”

A substantial number of shares of common stock may be sold in the market following this offering, which may depress the market price for our common stock.

Sales of a substantial number of shares of our common stock in the public market following this offering could cause the market price of our common stock to decline. A substantial majority of the outstanding shares of our common stock are, and the shares of common stock sold in this offering upon issuance will be, freely tradable without restriction or further registration under the Securities Act.

Upon completion of this offering, based on our shares of common stock outstanding as of February 1, 2024, we will have 1,770,349 shares of common stock outstanding (or 1,927,325 shares if the underwriters exercise their option to purchase additional shares in full), excluding exchangeable shares, which may be resold into the public market immediately without restriction, unless owned or purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act.

As of February 1, 2024, there were 35,415 shares subject to outstanding options, which options have a weighted average exercise price of $127.00 per share, and 14,907 shares subject to outstanding restricted stock units under our equity compensation plans, as applicable. The shares of common stock underlying these equity awards have been registered under the Securities Act and can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described above, to the extent applicable.

As of February 1, 2024, we had outstanding warrants exercisable for up to 91,875 shares with an exercise price of $40.00 per share, outstanding warrants exercisable for up to 142,858 shares with an exercise price of $28.00 per share and outstanding warrants exercisable for up to 7,143 shares with an exercise price of $28.00 per share. The shares of our common stock underlying such warrants will, upon issuance, be freely tradeable without restriction or further registration under the Securities Act.

There may be future sales of our common stock, which could adversely affect the market price of our common stock and dilute a stockholder’s ownership of common stock.

The sale of our common stock resulting from (a) exercise of any options or vesting of restricted stock units granted to executive officers and other employees under our equity compensation plan and (b) of any warrants, and other issuances of our common stock could have an adverse effect on the market price of the shares of our common stock. Other than the restrictions set forth in the section titled “Underwriting,” we are not restricted from issuing additional shares of common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive shares of common stock, provided that we are subject to the requirements of the Nasdaq Capital Market (which generally requires stockholder approval for any transactions which would result in the issuance of more than 20% of our then outstanding shares of common stock or voting rights representing over 20% of our then outstanding shares of stock). Sales of a substantial number of shares of our common stock in the public market or the perception that such sales might occur could materially adversely affect the market price of the shares of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Accordingly, our stockholders bear the risk that our future offerings will reduce the market price of our common stock and dilute their stock holdings in us.

We have broad discretion to determine how to use the funds raised in this offering, and may use them in ways that may not enhance our operating results or the price of our common stock.

Our management will have broad discretion over the use of net proceeds from this offering, and we could spend the net proceeds from this offering in ways our stockholders may not agree with or that do not yield a favorable return, if at all. We currently expect to use the net proceeds from this offering for working capital and other general corporate purposes, including costs and expenses associated with being a public company. However, our use of these net proceeds may differ substantially from our current plans. If we do not invest or apply the net proceeds of this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause our stock price to decline.

There is no public market for the warrants being offered in this offering.

There is no established public trading market for the warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the warrants on any national securities exchange or other nationally recognized trading system, including the Nasdaq Capital Market. Without an active market, the liquidity of the warrants will be limited.

Holders of warrants purchased in this offering will have no rights as a common stockholder until such holder exercises its warrants and acquires our common shares, except as set forth in such warrants.

Until holders of warrants acquire shares of our common stock upon exercise thereof, such holders will have no rights with respect to the shares of our common stock underlying the warrants. Upon exercise of the warrants, the holders will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.

The warrants are speculative in nature.

The warrants do not confer any rights of common stock ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire shares of common stock at a fixed price for a limited period of time. Specifically, holders of the common warrants may exercise their right to acquire the common stock and pay an exercise price of $            per share, subject to certain adjustments, commencing immediately until expiration on (i) the five-year anniversary of the date of issuance, with respect to the Series A warrants, or (ii) the six-month anniversary of the date of issuance, with respect to the Series B warrants, after which period any unexercised common warrants will expire and have no further value. Moreover, following this offering, the market value of the warrants, if any, is uncertain and there can be no assurance that the market value of the warrants will equal or exceed their imputed offering price. The warrants will not be listed or quoted for trading on any market or exchange. There can be no assurance that the market price of the common stock will ever equal or exceed the exercise price of the warrants, and consequently, it may not ever be profitable for holders of the warrants to exercise the warrants.

Potential volatility of the price of our common stock could negatively affect your investment.

We cannot assure you that there will continue to be an active trading market for our common stock. Historically, the stock market, as well as our common stock, has experienced significant price and volume fluctuations. The closing market price for our common stock has varied between a high of $40.80 on February 6, 2023, and a low of $4.30 on February 1, 2024, in the twelve-month period ended February 1, 2024. During this time, the price per share of common stock has ranged from an intra-day low of $3.70 per share to an intra-day high of $52.80 per share. Market prices of securities of technology companies can be highly volatile and frequently reach levels that bear no relationship to the operating performance of such companies. These market prices generally are not sustainable and are subject to wide variations. If our common stock trades to unsustainably high levels, it is likely that the market price of our common stock will thereafter experience a material decline. As a result of fluctuations in the price of our common stock, you may be unable to sell your shares at or above the price you paid for them. In addition, if we seek additional financing, including through the sale of equity or convertible securities, such sales could cause our stock price to decline and result in dilution to existing stockholders.

In addition, the stock markets in general, and the markets for semiconductor stocks in particular, have experienced significant volatility that has often been unrelated to the financial condition or results of operations of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock and, consequently, adversely affect the price at which you could sell the shares that you purchase in this offering. In the past, following periods of volatility in the market or significant price declines, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects.

We effected a reverse stock split on January 2, 2024, which may adversely impact the market price of our common stock.

We effected a reverse stock split of our outstanding common stock at a ratio of 1-for-40 shares, which became effective at 4:01 p.m. Eastern Time on January 2, 2024. The effect of the reverse stock split upon the market price of our common stock cannot be predicted with certainty and there is no assurance that our common stock will trade at a price consistent with such a reverse stock split. Accordingly, it is possible that the market price of our common stock following the reverse stock split will decline, possibly more than would occur in the absence of a reverse stock split.

The effective increase in the number of shares of our common stock available for issuance as a result of our reverse stock split could result in further dilution to our existing stockholders and have antitakeover implications.

The reverse stock split alone had no effect on our authorized capital stock, and the total number of authorized shares remains the same as before the reverse stock split. The reverse stock split of our issued and outstanding shares increased the number of shares of our common stock (or securities convertible or exchangeable for our common stock) available for issuance by decreasing the number of shares of our common stock issued and outstanding. The additional available shares are available for issuance from time to time at the discretion of our board of directors when opportunities arise, without further stockholder action or the related delays and expenses, except as may be required for a particular transaction by law, the rules of any exchange on which our securities may then be listed, or other agreements or restrictions. Any issuance of additional shares of our common stock would increase the number of outstanding shares of our common stock and (unless such issuance was pro-rata among existing stockholders) the percentage ownership of existing stockholders would be diluted accordingly. In addition, any such issuance of additional shares of our common stock could have the effect of diluting the earnings per share and book value per share of outstanding shares of our common stock.

Additionally, the effective increase in the number of shares available for issuance could, under certain circumstances, have anti-takeover implications. For example, the additional shares of common stock that have become available for issuance could be used by us to oppose a hostile takeover attempt or to delay or prevent changes in control or our management. Although our reverse stock split is prompted by other considerations and not by the threat of any hostile takeover attempt, stockholders should be aware that our reverse stock split could facilitate future efforts by us to deter or prevent changes in control, including transactions in which our stockholders might otherwise receive a premium for their shares over then-current market prices.

Provisions of our certificate of incorporation and bylaws or Delaware law might delay or prevent a change-of-control transaction and depress the market price of our stock.

Various provisions of our certificate of incorporation and bylaws might have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of our company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Certain of these provisions eliminate cumulative voting in the election of directors, limit the right of stockholders to call special meetings and establish specific procedures for director nominations by stockholders and the submission of other proposals for consideration at stockholder meetings.

We are also subject to provisions of Delaware law which could delay or make more difficult a merger, tender offer or proxy contest involving our company. In particular, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless specific conditions are met. Any of these provisions could have the effect of delaying, deferring or preventing a change in control, including without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of our common stock.

Under our certificate of incorporation, our board of directors may issue up to a maximum of 20,000,000 shares of preferred stock without stockholder approval on such terms as the board might determine. The rights of the holders of common stock will be subject to, and might be adversely affected by, the rights of the holders of any preferred stock that might be issued in the future.

Our outstanding common stock warrants are accounted for as a warrant liability and recorded at fair value with changes in fair value each period reported in earnings, which may have an adverse effect on the market price of our common stock.

In accordance with generally accepted accounting principles in the United States, we are required to evaluate our outstanding common stock warrants to determine whether they should be accounted for as a warrant liability or as equity. At each reporting period (1) the warrants will be reevaluated for proper accounting treatment as a liability or equity and (2) the fair value of the liability of the warrants will be re-measured. The change in the fair value of the liability will be recorded as other income (expense) in our statement of operations and comprehensive loss. This accounting treatment may adversely affect the market price of our securities, as we may incur additional expense. In addition, changes in the inputs and assumptions for the valuation model we use to determine the fair value of such liability may have a material impact on the estimated fair value of the warrant liability. As a result, our financial statements and results of operations will fluctuate quarterly, based on various factors, many of which are outside of our control, including the share price of our common stock. We expect that we will recognize non-cash gains or losses on our warrants or any other similar derivative instruments in each reporting period and that the amount of such gains or losses could be material. We expect that the common warrants will be accounted for as a liability rather than equity. The impact of changes in fair value on earnings may have an adverse effect on the market price of our common stock.

If we are unable to satisfy the continued listing requirements of The Nasdaq Stock Market, our common stock could be delisted and the price and liquidity of our common stock may be adversely affected.

Our common stock may lose value and could be delisted from Nasdaq due to several factors or a combination of such factors. While our common stock is currently listed on Nasdaq, we can give no assurance that we will be able to satisfy the continued listing requirements of Nasdaq in the future, including but not limited to the corporate governance requirements and the minimum closing bid price requirement or the minimum equity requirement.

On February 1, 2023, we received a deficiency letter from the Nasdaq Listing Qualifications Department of Nasdaq notifying us that, for 30 consecutive business days, the closing bid price of our common stock was below the minimum $1.00 per share required for continued listing on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2). The Nasdaq deficiency letter had no immediate effect on the listing of our common stock, and our common stock continued to trade on the Nasdaq Capital Market under the symbol “PRSO”. We were initially given 180 calendar days, or until July 31, 2023, to regain compliance with Nasdaq Listing Rule 5550(a)(2), which was extended by an additional 180 calendar days, or January 29, 2024.

On January 2, 2024, we effected a reverse stock split of our issued and outstanding shares of common stock at a ratio of 1 post-split share for every 40 pre-split shares. On January 18, 2024, we received written confirmation from Nasdaq notifying us that we had regained compliance with Nasdaq Listing Rule 5550(a)(2).

There can be no assurance that we will be able to maintain compliance with the continued listing requirements for Nasdaq. If we fail to maintain compliance with any such continued listing requirement, there can also be no assurance that we will be able to regain compliance with any such continued listing requirement in the future or that our common stock will not be delisted from Nasdaq Stock Market in the future.

If we were to be delisted, we would expect our common stock to be traded in the over-the-counter market which could adversely affect the liquidity of our common stock. Additionally, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our common stock;

●	a decreased ability to issue additional securities or obtain additional financing in the future;

●	reduced liquidity for our stockholders;

●	potential loss of confidence by customers, collaboration partners and employees; and

●	loss of institutional investor interest.

In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement, or prevent future non-compliance with Nasdaq’s listing requirements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. These factors include, among others, those discussed under “Risk Factors” below.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or similar terms.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Our actual results could differ materially from those expressed or implied by these forward-looking statements as a result of various factors, including the risk factors under the section titled “Risk Factors” and a variety of other factors, including, without limitation, statements about our future business operations and results, the market for our technology, our strategy and competition.

Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We undertake no obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus may not occur.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $3.7 million, or approximately $4.3 million if the underwriters exercise their option to purchase additional shares of common stock, Series A warrants and/or Series B warrants from us in full, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and excluding the proceeds, if any, from the exercise of the warrants issued pursuant to this offering. In addition, if all of the common warrants offered pursuant to this prospectus are exercised in full for cash, we will receive approximately an additional $                     in cash. We cannot predict when or if these common warrants will be exercised. It is possible that these common warrants may expire and may never be exercised.

We intend to use the net proceeds of this offering for our operations, including the further development of our mmWave antenna module products, and working capital and other general corporate purposes. We may also use a portion of the net proceeds from this offering to acquire or invest in complementary businesses, technologies, products or assets. Although we currently have no agreements, commitments or obligations to do so, we evaluate such opportunities and engage in related discussions with third parties from time to time.

Our expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development efforts and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending the uses described above, we plan to invest the net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments or other securities.

Each $1.00 increase or decrease in the assumed public offering price of $4.30 per share and accompanying common warrants, the last reported sale price of our common stock on the Nasdaq Capital Market on February 1, 2024, would increase or decrease the net proceeds to us from this offering by approximately $0.8 million, assuming the number of shares of common stock offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares of common stock that we are offering. An increase or decrease of 200,000 shares of common stock offered by us would increase or decrease the net proceeds to us from this offering by approximately $1.0 million, assuming the sale of all shares of common stock offered hereby, at an assumed public offering price of $4.30 per share and accompanying common warrants, the last reported sale price of our common stock on the Nasdaq Capital Market on February 1, 2024, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

To date, we have paid no cash dividends on our shares of common stock and we do not expect to pay cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, to provide funds for operations of our business. Therefore, any potential return investors may have in our common stock will be in the form of appreciation, if any, in the market value of their shares of common stock. We are not subject to any legal restrictions respecting the payment of dividends, except that we may not pay dividends if the payment would render us insolvent. Any future determination as to the payment of cash dividends on our common stock will be at the discretion of our board of directors.

CAPITALIZATION

The following table sets forth our capitalization as September 30, 2023:

●	on an actual basis; and

●	on an as adjusted basis to give effect to the sale of 1,046,511 shares of our common stock, Series A warrants to purchase up to 2,093,022 shares of our common stock and Series B warrants to purchase up to 2,093,022 shares of our common stock in this offering at an assumed public offering price of $4.30 per share (which was the last reported sale price of our common stock on the Nasdaq Capital Market on February 1, 2024) and accompanying common warrants, assuming no sale of any pre-funded warrants, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The final public offering price will be determined through negotiation between us and the underwriters in the offering and may be at a discount to the current market price. Therefore, the assumed offering price used throughout this prospectus may not be indicative of the final public offering price. The pro forma information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

You should read this table together with the information contained under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing at the end of this prospectus.

	September 30, 2023
	(unaudited; in thousands, except per-share amounts)
	Actual	As Adjusted
Cash and cash equivalents	$689	$4,409
Total liabilities	5,076	5,076
Stockholders’ equity
Preferred stock, $0.01 par value; 20,000 shares authorized, actual and as adjusted	—	—
Series A special voting preferred stock, $0.01 par value; one share authorized; one share issued and outstanding, actual and as adjusted	—	—
Common Stock, $0.001 par value; 120,000 shares authorized; and 633 shares and 1,679 shares issued and outstanding, actual and as adjusted	1	1
Exchangeable shares, no par value; unlimited shares authorized; and 128 shares and 128 shares outstanding, actual and as adjusted	—	—
Additional paid-in capital	169,208	172,928
Accumulated other comprehensive loss	—	—
Accumulated deficit	(157,454)	(157,454)
Total stockholders’ equity	$11,755	15,475

The table and discussion above are based on 632,703 shares of common stock outstanding as of September 30, 2023, and excludes, as of such date:

●	127,657 shares of common stock issuable upon the exchange of exchangeable shares;

●	36,232 shares of common stock issuable upon exercise of outstanding stock options, which options have a weighted average exercise price of $122.80 per share;

●	22,866 shares of common stock issuable upon vesting of restricted stock units;

●	38,129 shares of common stock available for future issuance under the Company’s 2019 Stock Incentive Plan;

●	142,858 shares of common stock issuable upon exercise of warrants dated June 2, 2023 at $28.00 per share;

●	7,143 shares of common stock issuable upon exercise of placement agent warrants dated June 2, 2023 at $28.00 per share;

●	91,875 shares of common stock issuable upon exercise of warrants dated November 30, 2022 at $40.00 per share; and

●	2,520 shares of common stock issuable upon exercise of warrants dated October 4, 2018 at $96.00 per share.

A $1.00 increase or decrease in the assumed public offering price of $4.30 per share, the last reported sale price of our common stock on the Nasdaq Capital Market on February 1, 2024, would increase or decrease our cash and cash equivalents, additional paid in capital, and total stockholders’ equity on an as adjusted basis, by approximately $1.0 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same.

An increase or decrease of 200,000 shares of common stock offered by us, assuming that the assumed public offering price remains the same, would increase or decrease the gross proceeds received by us by approximately $0.8 million.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per share of our common stock and accompanying Series A warrants and Series B warrants in this offering and the as adjusted net tangible book value per share of our common stock after the closing of this offering.

Our historical net tangible book value as of September 30, 2023 was $7.5 million, or $9.93 per share, based on 760,360 shares of common stock and exchangeable shares outstanding as of September 30, 2023. Our historical net tangible book value represents our total tangible assets less total liabilities. Historical net tangible book value per share is our historical net tangible book value divided by the number of shares of our common stock and exchangeable shares outstanding as of September 30, 2023.

After giving effect to the sale of 1,046,511 shares of our common stock, Series A warrants to purchase up to 2,093,022 shares of our common stock and Series B warrants to purchase up to 2,093,022 shares of our common stock in this offering at an assumed public offering price of $4.30 per share (which was the last reported sale price of our common stock on the Nasdaq Capital Market on February 1, 2024) and accompanying common warrants, assuming no sale of any pre-funded warrants, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2023 would have been $11.3 million, or $6.97 per share. This represents an immediate decrease in as-adjusted net tangible book value of $3.69 per share to our existing stockholders and an immediate accretion of $1.94 per share to investors purchasing our common stock and common warrants in this offering at the assumed combined public offering price. The information above is illustrative only and will change based on actual pricing and other terms of this offering determined at pricing. The final public offering price will be determined through negotiation between us and the underwriters in the offering and may be at a discount to the current market price. Therefore, the assumed offering price used throughout this prospectus may not be indicative of the final public offering price.

The following table illustrates this dilution on a per share basis:

Assumed combined public offering price per share of common stock and accompanying Series A warrant and Series B warrant		$4.30
Historical net tangible book value per share as of September 30, 2023	$9.93
Decrease in net tangible book value per share as of September 30, 2023 attributable to investors purchasing shares in this offering	$(3.69)
As adjusted net tangible book value per share as of September 30, 2023 after giving effect to this offering		$6.24
Accretion per share to investors participating in this offering		$1.94

Each $1.00 increase or decrease in the assumed public offering price of $4.30 per share and accompanying common warrants, the last reported sale price of our common stock on the Nasdaq Capital Market on February 1, 2024, would increase or decrease our as-adjusted net tangible book value per share after this offering by $0.53 per share. Each $1.00 increase or decrease in the assumed public offering price would decrease or increase the accretion per share to new investors by $0.47, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 200,000 shares of common stock offered by us would decrease the as-adjusted net tangible book value after this offering by $0.24 per share and decrease the accretion per share to new investors by $0.24, and a decrease of 200,000 shares of common stock offered by us would increase the as-adjusted net tangible book value by $0.28 per share and increase the accretion per share to new investors by $0.28, assuming that the assumed public offering price remains the same, and after deducting estimated underwriting discounts and commissions.

If the underwriters exercise in full their option to purchase additional shares of our common stock, Series A warrants and/or Series B warrants, our as-adjusted net tangible book value per share after this offering would be $6.05 per share, representing a decrease in as-adjusted net tangible book value per share of $3.88 to existing stockholders and accretion of $1.75 in as-adjusted net tangible book value per share to investors purchasing common stock in this offering.

The foregoing discussion and tables above are based on 760,360 shares of common stock and exchangeable shares outstanding as of September 30, 2023, comprising 632,703 shares of common stock outstanding and 127,657 shares of common stock issuable upon the exchange of exchangeable shares, and excludes, as of such date:

●	36,232 shares of common stock issuable upon exercise of outstanding stock options, which options have a weighted average exercise price of $122.80 per share;

●	22,866 shares of common stock issuable upon vesting of restricted stock units;

●	38,129 shares of common stock available for future issuance under the Company’s 2019 Stock Incentive Plan;

●	142,858 shares of common stock issuable upon exercise of warrants dated June 2, 2023 at $28.00 per share;

●	7,143 shares of common stock issuable upon exercise of placement agent warrants dated June 2, 2023 at $28.00 per share;

●	91,875 shares of common stock issuable upon exercise of warrants dated November 30, 2022 at $40.00 per share; and

●	2,520 shares of common stock issuable upon exercise of warrants dated October 4, 2018 at $96.00 per share.

To the extent that any outstanding warrants or options are exercised, new options or other equity awards are issued under our equity incentive plans, or we issue additional shares in the future, there will be further dilution to new investors participating in this offering. In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or equity-based securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, include forward-looking statements that involve risks and uncertainties. You should review “Risk Factors” for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We were formerly known as MoSys, Inc. (MoSys), and we were incorporated in California in 1991 and reincorporated in 2000 in Delaware. On September 14, 2021, we and our subsidiaries, 2864552 Ontario Inc. and 2864555 Ontario Inc., entered into an Arrangement Agreement (the Arrangement Agreement) with Peraso Technologies Inc. (Peraso Tech), a corporation existing under the laws of the province of Ontario, to acquire all of the issued and outstanding common shares of Peraso Tech (the Peraso Shares), including those Peraso Shares to be issued in connection with the conversion or exchange of secured convertible debentures and common share purchase warrants of Peraso Tech, as applicable, by way of a statutory plan of arrangement (the Arrangement) under the Business Corporations Act (Ontario). On December 17, 2021, following the satisfaction of the closing conditions set forth in the Arrangement Agreement, the Arrangement was completed and we changed our name to “Peraso Inc.” and began trading on the Nasdaq Stock Market (the Nasdaq) under the symbol “PRSO.”

Our strategy and primary business objective is to be a profitable, IP-rich fabless semiconductor company offering integrated circuits, or ICs, antenna modules and related non-recurring engineering services. We specialize in the development of mmWave semiconductors, primarily in the unlicensed 60 GHz spectrum band for 802.11ad/ay-compliant devices and in the 28/39 GHz spectrum bands for 5G-compliant devices. We derive our revenue from selling semiconductor devices, as well as antenna modules based on using those mmWave semiconductor devices. We have pioneered a high-volume mmWave IC production test methodology using standard, low-cost production test equipment. It has taken us several years to refine performance of this production test methodology, and we believe this places us in a leadership position in addressing operational challenges of delivering mmWave products into high-volume markets. We also produce and sell complete mmWave antenna modules. The primary advantage provided by our antenna modules is that our proprietary mmWave ICs and the antenna are integrated into a single device. A differentiating characteristic of mmWave technology is that the RF amplifiers must be as close as possible to the antenna to minimize loss. With our module, we can guarantee the performance of the amplifier/antenna interface and simplify customers’ RF engineering, facilitating more opportunities for customer prospects that have not provided RF-type systems, as well as shortening the time to market for new products.

We also acquired a memory product line comprising our Bandwidth Engine IC products. These products integrate our proprietary, 1T-SRAM high-density embedded memory and a highly-efficient serial interface protocol resulting in a monolithic memory IC solution optimized for memory bandwidth and transaction access performance. Taiwan Semiconductor Manufacturing Corporation, or TSMC, is the sole foundry that manufactures the wafers used to produce our memory IC products. TSMC has informed us that it would be discontinuing the foundry process used to produce wafers, in turn, necessary to manufacture our memory ICs. As a result, in May 2023, we initiated an end-of-life, or EOL, of our memory IC products. We have notified our customers to provide purchase orders by December 22, 2023, and we commenced initial EOL shipments during the quarter ended September 30, 2023. We have requested customers to pay a deposit upon purchase order placement to reserve supply and provide funding for our required inventory purchases. In addition, we have requested customers to accelerate payments to improve our cash flows. Under our EOL plan, we expect shipments of our memory products to continue until at least December 31, 2024. However, the timing of EOL shipments will be dependent on receipt of purchase orders from customers, deliveries from our suppliers, and the delivery schedules requested by our customers.

We incurred net losses of approximately $7.9 million for the nine months ended September 30, 2023 and $32.4 million for the year ended December 31, 2022, and we had an accumulated deficit of approximately $157.5 million as of September 30, 2023. These and prior year losses have resulted in significant negative cash flows and historically have required us to raise substantial amounts of additional capital. As discussed below, this raises significant doubt about our ability to continue as a going concern. We will need to increase revenues substantially beyond levels that we have attained in the past in order to generate sustainable operating profit and sufficient cash flows to continue doing business without raising additional capital from time to time.

COVID-19 and World Unrest

The global outbreak of the coronavirus disease 2019 (COVID-19) was declared a pandemic by the World Health Organization and a national emergency by the U.S. government in March 2020. This negatively affected the U.S. and global economy, disrupted global supply chains, significantly restricted travel and transportation, resulted in mandated closures and orders to “shelter-in- place” and created significant disruption of the financial markets. While the U.S. national emergency expired in May 2023 and substantially all closures and “shelter-in-place” orders have ended, there can be no assurance that the COVID-19 pandemic will not impact our operational and financial performance in the future, as the duration and spread of the pandemic and related actions taken by U.S. and foreign government agencies to prevent disease spread are uncertain, out of our control, and cannot be predicted.

World unrest due to wars and terrorist attacks have led to further economic disruptions. Mounting inflationary cost pressures and recessionary fears have negatively impacted the global economy. Since mid-2022, the U.S. Federal Reserve has addressed elevated inflation by increasing interest rates, as inflation remains elevated. Given current market conditions, we may be unable to access the capital markets, and additional capital may only be available to us on terms that could be significantly detrimental to our existing stockholders and to our business.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of these condensed consolidated financial statements requires us to make certain estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis we make these estimates based on our historical experience and on assumptions that we consider reasonable under the circumstances. Actual results may differ from these estimates and reported results could differ under different assumptions or conditions. Our significant accounting policies and estimates are disclosed in Note 1 of the “Notes to Consolidated Financial Statements” as of and for the years ended December 31, 2022 and 2021 included elsewhere in this prospectus. As of September 30, 2023, there have been no material changes to our significant accounting policies and estimates.

Results of Operations

Three Months Ended September 30, 2023 and 2022 and Nine Months Ended September 30, 2023 and 2022

Net Revenue

	September 30,		Change
	2023	2022	2022 to 2023
	(dollar amounts in thousands)
Product -three months ended	$4,262	$3,060	$1,202	39%
Percentage of total net revenue	95%	93%
Product -nine months ended	$11,385	$10,384	$1,001	10%
Percentage of total net revenue	96%	95%

The following table details revenue by product category for the three and nine months ended September 30, 2023 and 2022:

(amounts in thousands)	Three Months Ended September 30,			Nine Months Ended September 30,
Product category	2023	2022	change	2023	2022	change
Memory ICs	$3,384	$1,748	$1,636	$7,181	$5,528	$1,653
mmWave ICs	576	533	43	2,614	1,699	915
mmWave antenna modules	302	779	(477)	1,586	3,139	(1,553)
mmWave other products	-	-	-	4	18	(14)
	$4,262	$3,060	$1,202	$11,385	$10,384	$1,001

Product revenue increased for the three months ended September 30, 2023 compared with the same period of 2022 primarily due to increases in shipments related to our end-of-life announcement of our memory IC products, partially offset by a reduction in shipments of our antenna modules.

Product revenue increased for the nine months ended September 30, 2023 compared with the same period of 2022 due to increases in shipments related to our end-of-life announcement of our memory IC products combined with year-over year increases in shipments of our mmWave ICs, partially offset by a reduction in shipments of our antenna modules. We initiated price increases on certain of our antenna module products in 2022, however, through September 30, 2023, we had not realized any material increase in revenue as a result of those price increases.

	September 30,		Change
	2023	2022	2022 to 2023
	(dollar amounts in thousands)
Royalty and other -three months ended	$219	$234	$(15)	(6)%
Percentage of total net revenue	5%	7%
Royalty and other -nine months ended	$531	$597	$(66)	(11)%
Percentage of total net revenue	4%	5%

Royalty and other includes royalty, non-recurring engineering, or NRE, services and license revenues. The decrease in royalty and other revenue for the three months ended September 30, 2023 compared with the same period of 2022 was primarily due to a decrease in royalty revenues from licensees of our memory technology due to reduced shipments by these licensees.

The decrease in royalty and other revenue for the nine months ended September 30, 2023 compared with the same period of 2022 was primarily due to a decrease in NRE services revenue related to our mmWave technology and a decrease in royalty revenues from licensees of our memory technology due to reduced shipments by these licensees.

Cost of Net Revenue and Gross Profit

	September 30,		Change
	2023	2022	2022 to 2023
	(dollar amounts in thousands)
Cost of net revenue -three months ended	$2,445	$2,000	$445	22%
Percentage of total net revenue	55%	61%
Cost of net revenue -nine months ended	$7,346	$6,747	$599	9%
Percentage of total net revenue	62%	61%

Cost of net revenue is primarily comprised of direct and indirect costs related to the sale of our products, including amortization of intangible assets and depreciation of production-related fixed assets.

Cost of net revenue increased for the three months ended September 30, 2023 when compared with the same period in 2022, primarily due to the combined effect of i) increased shipment volumes of our memory products in 2023, partially offset by decrease in sales of our mmWave product, and ii) increased amortization of developed technology of approximately $0.2 million. The revised remaining estimated life to 18 months of the intangible asset was a result of the end-of-life announcement on May 1, 2023 (see Note 11 to the condensed consolidated financial statements as of and for the nine-month periods ended September 30, 2023 and 2022 included elsewhere in this prospectus).

Cost of net revenue increased for the nine months ended September 30, 2023 when compared with the same period in 2022, due to the increase in sales of our IC products, partially offset by decrease in sales of our mmWave product. In addition, we incurred increased inventory write-down charges of $0.4 million primarily for mmWave product inventory, as we identified excess and obsolete inventory. If our utilization of inventory is, or if our estimates of our inventory’s potential utility become, less favorable than currently expected, additional inventory write-downs may be required. Cost of net revenue represents a higher percentage of revenue for our mmWave products, as compared to our memory products.

	September 30,		Change
	2023	2022	2022 to 2023
	(dollar amounts in thousands)
Gross profit -three months ended	$2,036	$1,294	$742	57%
Percentage of total net revenue	45%	39%
Gross profit -nine months ended	$4,570	$4,234	$336	8%
Percentage of total net revenue	38%	39%

Gross profit increased for the three months ended September 30, 2023 compared with the same period of 2022 primarily due to the increase in shipment volumes of our memory products. The increase in our gross profit margin percentage for the three months ended September 30, 2023 compared with the prior year period was primarily attributable to the increased volume shipments of our memory products, which carry higher gross margins than our mmWave products.

Gross profit increased for the nine months ended September 30, 2023 compared with the same period of 2022 due to the increased shipments of our memory and mmWave IC products partially offset by a decrease in shipments of our mmWave antenna modules combined with the increase in cost of net revenues.

Research and Development

	September 30,		Change
	2023	2022	2022 to 2023
	(dollar amounts in thousands)
R&D -three months ended	$3,484	$4,509	$(1,025)	(23)%
Percentage of total net revenue	78%	137%
Research and development -nine months ended	$11,038	$15,636	$(4,598)	(29)%
Percentage of total net revenue	93%	142%

Our research and development, or R&D, expenses include costs related to the development of our products. We expense R&D costs as they are incurred.

The decrease for the three and nine months ended September 30, 2023 compared with the same periods of 2022 was primarily due to reduced salary and consulting costs. During the quarter ended December 31, 2022, we began implementing cost reductions, which included a reduction of consulting positions and the elimination of certain employee positions in February 2023, as well as targeted reductions in certain longer-term research and development projects. In August 2022, we entered into a Technology License and Patent Assignment Agreement, or the Agreement, with Intel Corporation, or Intel, and as a result we transferred certain employees and consultants to Intel. As a result of the Agreement and other cost reductions, our memory-related R&D expenses declined by approximately $0.6 million and $1.2 million for the three and nine months ended September 30, 2023, respectively. In addition, during the nine months ended September 30, 2022, we incurred mask fabrication (i.e., tape-out) expenses of $0.7 million for one of our mmWave ICs, and we incurred no mask fabrication costs in 2023.

We expect that total R&D expenses will decrease for the remainder of 2023 compared with 2022, as a result of our cost reduction initiatives.

Selling, General and Administrative

	September 30,		Change
	2023	2022	2022 to 2023
	(dollar amounts in thousands)
SG&A -three months ended	$2,112	$3,353	$(1,241)	(37)%
Percentage of total net revenue	47%	102%
SG&A -nine months ended	$6,331	$8,938	$(2,607)	(29)%
Percentage of total net revenue	53%	81%

Selling, general and administrative, or SG&A, expenses consist primarily of personnel and related overhead costs for sales, marketing, finance, human resources and general management and amortization of certain intangible assets.

The decrease for the three and nine months ended September 30, 2023 compared with the same period of 2022 was primarily related to cost reductions, which we initiated during the three months ended December 31, 2022. The reductions in SG&A expense in 2023 primarily resulted from lower headcount, including the elimination of certain employee and consulting positions and reductions of other discretionary operating expenses. We expect that total SG&A expense will decrease for the remainder of 2023 compared with 2022 due to our continued cost reduction initiatives, including lower headcount.

Years Ended December 31, 2022 and 2021

Net Revenue

	Years Ended December 31,		Year-Over-Year Change
	2022	2021	2021 to 2022
	(dollar amounts in thousands)
Product	$14,199	$4,906	$9,293	189%
Percentage of total net revenue	96%	86%

The following table details revenue by product category:

(amounts in thousands)	Years Ended December 31,
Product category	2022	2021	change
Memory ICs	$7,722	$150	7,572
mmWave ICs	3,289	3,566	(277)
mmWave modules	3,170	1,101	2,069
mmWave other products	18	89	(71)
	$14,199	$4,906	$9,293

Product revenue increased for the year ended December 31, 2022 compared with the same period of 2021 primarily due to the increase in both memory IC and mmWave module sales volumes as a result of the acquisition of the memory IC product line in December 2021 and the roll-out of the mmWave antenna module product line in the second half of 2021. For reverse-acquisition accounting purposes, Peraso Tech, was treated as the accounting acquirer, and MoSys was treated as the accounting acquiree. Accordingly, the results of operations discussed herein are a continuation of Peraso Tech’s historical financial results and exclude the results of operations of MoSys prior to December 17, 2021. The increase in memory IC sales volumes, which was due to the acquisition of this product line, resulted in a $7.6 million increase in revenues for the year ended December 31, 2022, as compared with the prior year due to the significant increase in sales volumes year over year. Additionally, we began selling our mmWave module products during the second half of 2021 and realized a 100% increase in sales volumes in 2022, which contributed $2.1 million of increased revenue for the year ended December 31, 2022. We initiated price increases on certain of our module products in 2022, however, through December 31, 2022, we had not realized any material increase in revenue as a result of those price increases. These revenue increases were partially offset by a decrease of $0.3 million in sales of our mmWave IC products due to a 39% reduction in volumes shipped during the year ended December 31, 2022, compared with the same period in 2021. Although, stand-alone mmWave IC volumes decreased, shipments of our mmWave modules, that include the mmWave ICs, have increased and each module we ship includes two of our mmWave ICs and an antenna. We began shipping modules as it provides an integrated solution that we believe can shorten our revenue cycle by enabling our customers to accelerate time to production. In addition, we generate higher revenue from the sale of modules compared to sales of stand-alone ICs. Going forward, we expect sales of our mmWave ICs on a stand-alone basis to decline as a percentage of total product revenue, as we anticipate sales of our modules to be our primary source of revenue growth.

We expect revenues to increase in 2023, as we anticipate increased sales of our mmWave products, including the benefits of price increases implemented in 2022. We also expect sales of our memory products to decrease from a volume and revenue perspective over the next 12 months. Our memory products have been in production since 2014, and, given that we have not developed new products, the long-term outlook for these products is uncertain. We have implemented modest price increases on our memory products that we expect to begin taking effect in the first half of 2023. We expect sales of our mmWave products to increase from a volume and revenue perspective over the next 12 months, as our primary sales focus is on obtaining new customers for our mmWave products.

	Years Ended December 31,		Year-Over-Year Change
	2022	2021	2021 to 2022
	(dollar amounts in thousands)
Royalty and other	$669	$773	$(104)	(13)%
Percentage of total net revenue	4%	14%

Royalty and other includes royalty, non-recurring engineering services and licenses revenues. The decrease in royalty and other revenue for the year ended December 31, 2022 compared with the same period of 2021 was primarily due to a decrease in non-recurring engineering services revenue related to our mmWave technology. Such decrease was partially offset by a full twelve-month contribution of royalty revenues from licensees of our memory technology. As the reverse acquisition occurred on December 17, 2021, the results of operations for the year ended December 31, 2021 include approximately $113,000 of royalty revenue from licensing of memory technology compared with $480,000 for the year ended December 31, 2022.

Cost of Net Revenue and Gross Profit

	Years Ended December 31,		Year-Over-Year Change
	2022	2021	2021 to 2022
	(dollar amounts in thousands)
Cost of net revenue	$8,915	$3,270	$5,645	173%
Percentage of total net revenue	60%	58%

	Years Ended December 31,		Year-Over-Year Change
	2022	2021	2021 to 2022
	(dollar amounts in thousands)
Gross profit	$5,953	$2,409	$3,544	147%
Percentage of total net revenue	40%	42%

Cost of net revenue is primarily comprised of direct and indirect costs related to the sale of our products, including amortization of intangible assets and depreciation of production-related fixed assets. Cost of net revenue increased for the year ended December 31, 2022 when compared with the same period of 2021, primarily due to increased shipment volumes of our memory and mmWave ICs and antenna module products. Our antenna module products have higher cost of goods sold per unit and generate lower gross profit margin than our IC products.

Gross profit increased for the year ended December 31, 2022 compared with the same period of 2021 due to the increased product shipments. The decrease in our gross profit margin for the year ended December 31, 2022 compared with the prior year periods was primarily attributable to the increased volume shipments of our mmWave modules, which carry lower gross margins than our IC products.

Research and Development (R&D)

	Years Ended December 31,		Year-Over-Year Change
	2022	2021	2021 to 2022
	(dollar amounts in thousands)
Research and development	$19,768	$11,471	$8,297	72%
Percentage of total net revenue	133%	202%

Our R&D expenses include costs related to the development of our products. We expense R&D costs as they are incurred. The increase for the year ended December 31, 2022 compared with the same period of 2021 was primarily due to the inclusion of a full twelve months of expenses of $4.3 million related to the acquired operations of MoSys, $2.1 million of amortization of acquired intangible assets from the reverse acquisition, which closed on December 17, 2021, and recognition of $2.0 million of Canadian government refundable tax credits and wage and rent subsidies during the twelve months ended 2021 that reduced operating expenses. We expect that total R&D expenses will decrease in 2023 compared with 2022, as we began implementing cost reductions during the three months ended December 31, 2022. The reductions in R&D expense in 2023 will primarily result from lower headcount, including a reduction of employees and consulting positions, as well as targeted reductions in expenditures for certain longer-term research and development projects.

Selling, General and Administrative (SG&A)

	Years Ended December 31,		Year-Over-Year Change
	2022	2021	2021 to 2022
	(dollar amounts in thousands)
SG&A	$11,108	$7,016	$4,092	58%
Percentage of total net revenue	75%	124%

SG&A expenses consist primarily of personnel and related overhead costs for sales, marketing, finance, human resources and general management and amortization of certain intangible assets. The increase for the year ended December 31, 2022 compared with 2021 was primarily due to the inclusion of a year of expenses related to the acquired operations of MoSys, which amounted to $5.7 million, and included all costs of being a publicly-traded company as well as a recognition of $0.1 million of Canadian government wage and rent subsidies during the year ended December 31, 2021 that reduced SG&A expense. This increase was partially offset by a $1.1 million decrease in transaction costs incurred during 2021 related to the reverse acquisition. We expect that total SG&A expenses will decrease in 2023 compared with 2022, as we implemented cost reductions during the three months ended March 31, 2023. The reductions in SG&A expense in 2023 will primarily result from lower headcount, including a reduction of employees and reductions of other discretionary operating expenses.

Interest expense

Interest expense was primarily incurred on our loans payable and convertible debentures, which were retired during 2021. For additional information, see Note 11 to the consolidated financial statements as of and for the years ended December 31, 2022 and 2021 included elsewhere in this prospectus.

Liquidity and Capital Resources; Changes in Financial Condition

Cash Flows

As of September 30, 2023, we had cash, cash equivalents and investments of $0.7 million and working capital of $6.5 million.

Net cash used in operating activities was $5.6 million for the first nine months of 2023, which primarily resulted from our net loss of $7.9 million, as adjusted for a $4.2 million non-cash gain on the change in fair value of warrant liability and $0.2 million in other non-cash changes, and was partially offset by non-cash charges of $2.8 million of depreciation and amortization and $3.9 million of stock based compensation.

Net cash used in operating activities was $13.4 million for the first nine months of 2022, which primarily resulted from our net loss of $17.8 million and $3.1 million in net changes in assets and liabilities, partially offset by non-cash charges of $2.3 million of depreciation and amortization, $4.4 million of stock based compensation, $0.7 million of allowance for doubtful accounts and $0.1 million for other non-cash items. The changes in assets and liabilities primarily related to the timing of accounts receivable collections, purchases of inventory and other vendor payables and prepayments.

Net cash provided by investing activities of $1.0 million for the nine months ended September 30, 2023 represented $1.1 million in proceeds from maturities of short-term investments, partially offset by $0.1 million of purchases of property and equipment.

Net cash provided by investing activities of $10.4 million for the nine months ended September 30, 2022 represented $11.5 million in proceeds from maturities of short-term investments, partially offset by $0.5 million purchases of short and long-term investments and $0.6 million of purchases of property and equipment.

Net cash provided by financing activities for the nine months ended September 30, 2023 consisted of $3.5 million, primarily comprised $3.6 million in net proceeds from a registered direct offering of our common stock and common stock purchase warrants completed in September 2023, partially offset by taxes paid to net share settle equity awards and repayment of finance lease liabilities.

Net cash used financing activities for the nine months ended September 30, 2022 consisted of taxes paid to net share settle equity awards.

Our future liquidity and capital requirements are expected to vary from quarter-to-quarter, depending on numerous factors, including:

●	level of revenue;

●	cost, timing and success of technology development efforts;

●	inventory levels, as supply chain disruption has required us to maintain higher inventory levels and place purchase orders with our suppliers longer into the future, which exposes us to additional inventory risk;

●	timing of product shipments, which may be impacted by supply chain disruptions;

●	length of billing and collection cycles, which may be impacted in the event of a global recession or economic downturn;

●	fabrication costs, including mask costs, of our ICs, currently under development;

●	variations in manufacturing yields, material lead time and costs and other manufacturing risks;

●	costs of acquiring other businesses and integrating the acquired operations; and

●	profitability of our business.

Subsequent to September 30, 2023, we collected approximately $3.7 million of EOL proceeds, including $2.2 million included in accounts receivable at September 30, 2023, $0.4 million related to October shipments and approximately $1.1 million of customer deposits to fund inventory purchases of our memory IC products.

During the three months ended March 31, 2023, we collected approximately $2.0 million of amounts past due from a large customer of our mmWave products. The amounts collected included approximately $0.9 million of accounts receivable outstanding at September 30, 2022, for which we had established a $0.2 million allowance for doubtful accounts, and $1.1 million for shipments in September 2022 for which we had deferred revenue recognition.

Purchase Obligations

Our primary purchase obligations include non-cancelable purchase orders for inventory and computer-aided-design (CAD) software. At September 30, 2023, we had outstanding non-cancelable purchase orders for inventory, primarily wafers and substrates, and related expenditures of approximately $2.3 million and non-cancelable purchase orders for CAD software of $3.1 million, which extend through approximately September 2025.

Going Concern - Working Capital

We incurred net losses of approximately $7.9 million for the nine months ended September 30, 2023 and $32.4 million for the year ended December 31, 2022, and we had an accumulated deficit of approximately $157.5 million as of September 30, 2023. These and prior year losses have resulted in significant negative cash flows and have required us to raise substantial amounts of additional capital. To date, we have primarily financed our operations through offerings of equity and equity-linked securities, issuance of convertible notes and loans.

We expect to continue to incur operating losses for the foreseeable future as we continue to secure new customers for and continue to invest in the development of our products, and we expect our cash expenditures to continue to exceed receipts for the foreseeable future, as our revenues will not be sufficient to offset our operating expenses.

We will need to increase revenues beyond the levels that we have attained in the past in order to generate sustainable operating profit and sufficient cash flows to continue doing business without raising additional capital from time to time.

As a result of our expected operating losses and cash burn and recurring losses from operations, if we are unable to raise sufficient capital through additional equity or debt arrangements, there will be uncertainty regarding our ability to maintain liquidity sufficient to operate our business effectively, which raises substantial doubt as to our ability to continue as a going concern within one year from the date of issuance of these condensed consolidated financial statements. The consolidated financial statements included elsewhere in this prospectus have been prepared assuming that we will continue as a going concern, and do not include any adjustments that might result from the outcome of this uncertainty. There can be no assurance that such additional capital, whether in the form of equity or debt financing, will be sufficient or available and, if available, that such capital will be offered on terms and conditions acceptable to us. We are currently seeking additional financing in order to meet our cash requirements for the foreseeable future. If the Company is unsuccessful in these efforts, it will need to implement additional cost reduction strategies, which could further affect its near- and long-term business plan. These efforts may include, but are not limited to, reducing headcount and curtailing business activities. In February 2023, we announced that we had implemented cost-reduction initiatives to reduce operating expenses by approximately $5 million on an annualized basis. Most recently, in November 2023, we initiated a temporary lay-off in Canada of 16 positions, and eliminated three full-time equivalent positions in the U.S. and Canada. We have the ability to recall the employees subject to temporary lay-off, however such recalls would be dependent on improvements in business conditions and our financial condition, which we are unable to predict. If we do not recall any of the affected employees in Canada, we would achieve annual total savings of approximately $2.8 million from these reductions, excluding the impacts of any severance and related termination payments.

In June 2023, we completed a registered direct offering of common stock and warrants for net proceeds to us of approximately $3.6 million. If we were to raise additional capital through sales of our equity securities, our stockholders would suffer dilution of their equity ownership. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, prohibit us from paying dividends, repurchasing our stock or making investments, and force us to maintain specified liquidity or other ratios, any of which could harm our business, operating results and financial condition. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

●	develop or enhance our products;

●	continue to expand our product development and sales and marketing organizations;

●	acquire complementary technologies, products or businesses;

●	expand operations, in the United States or internationally;

●	hire, train and retain employees; or

●	respond to competitive pressures or unanticipated working capital requirements.

Discontinuing the above-mentioned activities could seriously harm our ability to execute our business strategy and may force us to curtail our existing operations.

As of the date of this prospectus, we believe that, prior to this offering, we do not have sufficient resources available to fund our business operations and satisfy our obligations beyond the first quarter of 2024. We believe that based on the net proceeds of approximately $3.7 million that we will receive from this offering, together with our existing cash and cash equivalents, we will meet our capital needs through the fourth quarter of 2024. Variability in our operating forecast, driven primarily by (i) product sales and collections, (ii) potential customer licensing and NRE transactions, (iii) timing of operating expenditures, and (iv) unanticipated changes in net working capital, will impact our cash runway. Likewise, we may decide to revise our financial priorities and operating plans, depending on the level of customer shipments, licensing and NRE arrangements and timing of related collections. This could impact our ability to enter into strategic arrangements and to access additional capital.

We will need additional funding to continue our operating activities beyond those activities currently included in our operating forecast and related cash projection. Therefore, we will need to secure additional capital or financing and/or significantly delay, defer or reduce our cash expenditures before the end of 2023. There can be no assurance that we will be able to obtain additional capital or financing on terms acceptable to us, on a timely basis or at all.

Off-Balance Sheet Arrangements

We do not maintain any off-balance sheet arrangements or obligations that are reasonably likely to have a material current or future effect on our financial condition, results of operations, liquidity or capital resources.

Indemnifications

In the ordinary course of business, we enter into contractual arrangements under which we may agree to indemnify the counter-party from losses relating to a breach of representations and warranties, a failure to perform certain covenants, or claims and losses arising from certain external events as outlined within the contract, which may include, for example, losses arising from litigation or claims relating to past performance. Such indemnification clauses may not be subject to maximum loss clauses. We have also entered into indemnification agreements with our officers and directors. No material amounts related to these indemnifications are reflected in our condensed financial statements for the nine months ended September 30, 2023.

Recent Accounting Pronouncements

See Note 1 to the condensed consolidated financial statements as of and for the nine-month periods ended September 30, 2023 and 2022 included elsewhere in this prospectus for a discussion of recently-issued accounting pronouncements.

BUSINESS

Overview

We are a fabless semiconductor company focused on the development and sale of: i) millimeter wavelength wireless technology, or mmWave, semiconductor devices and antenna modules based on our proprietary semiconductor devices and ii) performance of non-recurring engineering, or NRE, services and licensing of intellectual property, or IP. Our primary focus is the development of mmWave, which is generally described as the frequency band from 24 Gigahertz (“GHz”) to 300 GHz. Our mmWave products enable a range of applications including: multi-gigabit point-to-point (“PtP”) wireless links with a range of up to 25 kilometers and operating in the 60 GHz frequency band; multi-gigabit point-to-multi-point (“PtMP”) links in the 60 GHz frequency band used to provide fixed wireless access, or FWA, services; FWA in the 5G operating bands from 24 GHz to 43 GHz to provide multi-gigabit capability and low latency connections; military communications; and consumer applications, such as high performance wireless video streaming and untethered augmented reality and virtual reality. We also have a line of memory-denominated integrated circuits, or ICs, for high-speed cloud networking, communications, security appliance, video, monitor and test, data center and computing markets that deliver time-to-market, performance, power, area and economic benefits for system original equipment manufacturers (“OEMs”). As discussed below, we initiated an end-of-life of these products in 2023.

Business Combination

We were formerly known as MoSys, Inc., or MoSys. On September 14, 2021, we and our subsidiaries, 2864552 Ontario Inc. and 2864555 Ontario Inc., entered into an Arrangement Agreement, or the Arrangement Agreement, with Peraso Technologies Inc., or Peraso Tech, a privately-held corporation existing under the laws of the province of Ontario, to acquire all of the issued and outstanding common shares of Peraso Tech, or the Peraso Shares, including those Peraso Shares to be issued in connection with the conversion or exchange of secured convertible debentures and common share purchase warrants of Peraso Tech, as applicable, by way of a statutory plan of arrangement, or the Arrangement, under the Business Corporations Act (Ontario). On December 17, 2021, following the satisfaction of the closing conditions set forth in the Arrangement Agreement, the Arrangement was completed, and we changed our name from MoSys to “Peraso Inc.” and began trading on The Nasdaq Stock Market, or the Nasdaq, under the symbol “PRSO.” Certain previous shareholders of Peraso Tech elected to convert their Peraso Tech common stock into exchangeable shares in 2864555 Ontario Inc., one of our wholly-owned subsidiaries. These exchangeable shares, which can be converted into our common stock at the option of the holder, are similar in substance to our common stock.

Industry Trends and Market Opportunities

mmWave

The demand for wireless services is increasing exponentially, and, as a result, the current low frequency spectrum (under 7 GHz) is running out of capacity. While service providers have maximized the capacity of the available spectrum, demand continues to outpace supply. We believe that mmWave spectrum will need to be utilized to alleviate network congestion.

MmWave has been standardized for use in both licensed and unlicensed applications. In the licensed market, the 3rd Generation Partnership Project, or 3GPP, standards organizations have included mmWave frequencies in the 5G specification, utilizing the frequency band from 24 GHz to 43 GHz. The Institute of Electrical and Electronics Engineers, or IEEE, has standardized mmWave in the unlicensed band from 57 GHz to 71 GHz.

License Free Market

A primary opportunity for our mmWave products in unlicensed-band applications is the FWA market. In this market segment, wireless Internet service providers (“WISPs”) provide their customers with a fixed wireless link to a base station or small cell, thus providing the customer with high-speed access to the Internet. mmWave can provide download speeds of over 1 Gbps and upload speeds of several hundred megabits per second. In addition, we believe mmWave is a much cheaper alternative to installing fiber and allows FWA carriers a competitive advantage against other access technologies, such as cable broadband. Additionally, our mmWave antenna modules can be utilized in consumer-premise applications, including hotspots, laptops and tablets. This market is primarily driven by WISPs, in contrast to the licensed market, which is primarily serviced by large telecommunications carriers such as AT&T, Verizon and T-Mobile. From an equipment perspective, this worldwide market is historically serviced by FWA OEMs such as Ubiquiti Inc. (“Ubiquiti”), Cambium Networks, Ltd. and SIA MikroTik. WISPs are addressing a segment of the broadband market not served by the traditional carriers, or, in some cases, underserved by the carriers.

The FWA market has been helped in recent years with the advent of government incentives aimed at closing the so-called ‘digital divide’ between urban and rural broadband access. The WISP market is experiencing strong growth. According to The 2021 Fixed-Wireless and Hybrid ISP Industry Report prepared by the Carmel Group, the number of subscribers that WISP providers serve in the United States is expected to grow from 6.9 million at the end of 2020 to 12.7 million by the end of 2025. Additionally, the U.S. government has allocated significant support for the improvement of broadband access to underserved and unserved communities. In 2020, the U.S. Federal Communications Commission established the Rural Digital Opportunity Fund, or RDOF, to award up to $20.4 billion for the development of improved broadband in rural communities. In 2023, the U.S. government established the Broadband Equity, Access, and Deployment, or BEAD, program, which has allocated $42.45 billion to expand high-speed Internet access by funding planning, infrastructure deployment and adoption programs in all 50 states.

A related opportunity for us in the license-free FWA space is dense urban markets, also referred to as informal settlements. As of August 2023, the World Economic Forum estimates there are over 1.1 billion people living in informal settlements around the world. Traditional last mile technology such as WiFi is not able to handle to the congestion of users in such communities. This is because WiFi radio signals spread out in all directions, much like a bare incandescent light bulb. Due to the very high population density in informal settlements, many WiFi transmitters are required, and as such, tend to cancel each other out with overlapping signals. Because our mmWave technology utilizes beamforming, the signals are more like beams from a car headlight, very narrow and controlled. Therefore, in a dense environment, mmWave Is much better at handling high congestion, as the radio signals generally do not overlap. Another advantage our mmWave technology provides in the dense urban environment is reduced power consumption. The power grid in an informal settlement can often be unreliable. Our technology can operate under 12 watts, which enables communications networks to continue to operate on a backup battery power supply for several hours.

Our 60 GHz products can also be applied to consumer applications, as we believe our technology can provide key advantages to this market. For example, we are targeting the high-performance, video-streaming market, specifically the virtual reality (“VR”) market. In its market report, Virtual Reality Data: Devices, Verticals, and Value Chain – 1Q 2022, ABI Research estimates a market opportunity of over 6 million VR headsets by the end of 2025, which we believe translates into a total available market for us in 2025 of approximately $180 million, assuming an average selling price to us of $30 for an antenna module included in each VR headset. Uses of VR are envisioned in a broad variety of markets, including gaming, real estate, healthcare, and transportation. We believe that our mmWave technology has certain characteristics that are ideal for VR applications. First, mmWave’s high data rate of 3 Gbps supports high-resolution displays. Second, our proprietary beamforming and beamtracking techniques keep latency to under 5 ms, so the user does not experience lags in the experience. Third, mmWave technology is less susceptible to interference and, as mentioned above in the context of dense urban environments, can operate in highly congested environments, which limits interruptions in the VR user’s experience.

We also believe our mmWave solutions are ideally suited for military applications. Traditional wireless communications can be easily detected and intercepted. In contrast, the beamforming capability of our mmWave technology allows for stealth communication in combat settings. This is referred to in military parlance as low probability of interception (LPI)/Low Probability of Detection (LPD)/Anti-jamming (AJ). As discussed above, traditional wireless networks operate like a light bulb and transmit signals in all directions, as compared to mmWave technology, which transmits like a car headlight in a very focused, controlled radio beam. Also, as our devices operate at under 12 watts, a light battery can be used for simple deployment in combat settings. Further, as our mmWave technology can support gigabit speeds, military personnel are able to transmit and receive information in a very timely manner. In 2023, we were awarded a proof-of-concept license and technology development contract to enable mmWave-based communications between soldiers and their vehicle.

There are other market opportunities for 60 GHz mmWave technology including transportation safety, factory automation, and railway communications.

Licensed Market

The frequency band from 24 GHz to 39 GHz has been designated as the mmWave band in 5G communications. This band is normally licensed to carriers, and can be very expensive because carriers want to ensure there is no interference from other carriers using the same frequencies. We believe that the primary benefit of mmWave to carriers is the availability of additional spectrum, and thus, more capacity to handle the growth of mobile users. Mobile Experts Inc. predicts in its report, 5G Millimeter Wave 2023, that U.S. carriers will saturate the capacity of their networks using existing spectrum by 2025, and will need to utilize mmWave to provide additional capacity based on current user growth predictions.

Our initial target for licensed-band applications is the FWA segment, as carriers can utilize the additional network capacity offered by mmWave to provide FWA services. According to the Ericsson Mobility Report, as of November 2023, approximately 80% of mobile service providers have an FWA offering and 121 service providers offer FWA services over 5G, representing 50% of all FWA service providers. According to Mobile Experts Inc.’s report, 5G Millimeter Wave 2023, mobile operators that have deployed 5G mmWave include Verizon, T-Mobile, AT&T, NTT DoCoMo, KDDI, Softbank and Rakuten Mobile. We believe major Chinese mobile carriers have commenced formal collaborations to advance mmWave solutions in the Chinese telecom market. Regarding U.S. carriers, FWA has become a bright spot for their 5G roll out. According to Light Reading, fixed wireless services accounted for over 90% of all net broadband customer additions in the U.S. during 2022. While U.S. carriers currently use the sub 6 GHz frequency band, eventually, as the network gets saturated, we believe the carriers will commence a broad roll out of mmWave technology. In terms of market potential in the U.S., according to FierceWireless, T-Mobile is available to over 50 million homes, and Verizon is available to over 40 million homes. In addition to being used to provide FWA services, our mmWave antenna modules can be utilized in consumer-premises equipment (“CPE”), including hotspots, laptops and tablets. In its report, 5G Millimeter Wave 2023, Mobile Experts Inc. forecasts a total volume of approximately 2 million mmWave-enabled CPE units by 2026.

5G mmWave has support from major industry players, such as Apple, which has incorporated mmWave wireless into substantially all versions of the iPhone for sale in the U.S. market. The basic premise is the ever-increasing demand for bandwidth The initial use case for cellular service providers is to provide their customer base (primarily smart-phone customers) with continuity of network access in highly congested environments, such as sporting events, public beaches, music festivals or generally any large gathering where thousands of users are attempting to access the network simultaneously. We believe that mmWave will gain universal acceptance, as users will demand full continuity in terms of network access, and we are well positioned to address the mobile opportunity for mmWave, which is expected to present an order of magnitude increase in the total available market.

Memory

Our memory solutions deliver time-to-market, performance, power, area and economic benefits for system OEMs. Our Bandwidth Engine memory ICs integrate our proprietary, 1T-SRAM high-density embedded memory and a highly-efficient serial interface protocol resulting in a monolithic memory IC solution optimized for memory bandwidth and transaction access performance. Further performance benefits can be achieved to offload statistical, search or other custom functions using our optional integrated logic and processor elements. As discussed below, we initiated an end-of-life of these products in 2023.

Our Products

Our primary focus is the development, marketing and sale of our mmWave products.

mmWave ICs

As discussed previously, currently, there are two industry standards that incorporate mmWave technology for wireless communications: (i) license-free: IEEE 802.11ad/ay and (ii) licensed: 3GPP Release 15-17 (commonly referred to as 5G). We have developed and continue to develop products that conform to these standards. To date, we have not sold any 5G products.

Our first mmWave IC product line operates in the license-free 60 GHz band and conforms to the IEEE 802.11ad standard. This product line includes a baseband IC, several variations of mmWave radio frequency (“RF”) ICs, and associated antenna technology.

Our 60 GHz IEEE802.11ad products have two very important advantages over traditional 2.4 GHz / 5 GHz Wi-Fi products: very high data rates (up to 3.0 Gigabits per second (“Gbps”)) and low latency, i.e., less than 5 milliseconds (“ms”). The first application that had traction was outdoor broadband, including applications such as PtP backhaul links or FWA using PtMP links. As the spectrum is unlicensed (free), wireless carriers can provide services without having to procure expensive wireless spectrum licenses. These services are offered by WISPs. We believe that our mmWave technology can be deployed quickly and cost effectively in rural and suburban environments, including in remote and low-income regions where residents often have poor Internet quality. While carriers can provide fiber access, the cost of fiber deployment can be prohibitive and trenching for fiber is time consuming and can limit the rate at which new subscribers are added. Our mmWave products enable WISPs to deploy broadband service using low-cost terminals and infrastructure and avoiding the costs of deploying cable or fiber.

We are a leading supplier of semiconductors in the mmWave PtP and PtMP markets. We are currently shipping to leading equipment suppliers in this space, as well as directly to service providers that are building their own equipment. We believe we bring certain advantages to the market. First, our products support the spectrum from 66 GHz to 71 GHz. These are often referred to as channels 5 and 6 in the 802.11ad/ay specifications. The key advantage in supporting these channels is that the signals are able to propagate much further than channels 1 through 4; this is a result of significantly lower oxygen absorption at frequencies above 66 GHz. To date, our FWA customers have achieved links in the range of 25 kilometers, which is substantially longer than any past 60 GHz links.

In the indoor area, the 802.11ad technology is ideal for high-speed, low-latency video applications. In indoor applications, our products can support 3Gb/s links with under 5ms of latency. Example applications include:

●	AR/VR links between the headset and the video console;

●	USB video cameras for corporate video conferencing;

●	wireless security cameras; and

●	smart factory safety and surveillance.

Our mmWave ICs have been in volume production since 2018. A core competency of the Company is phased-array technology, or beamforming, in which an array of antenna elements work in unison to create a focused RF beam. Through adjustment of the relative phase of the antenna signals, the beams can be directed to support robust wireless connection. We are a leader in the production of mmWave devices and have pioneered a high-volume mmWave production test methodology using standard low-cost production test equipment. It has taken us several years to refine performance of this production test methodology, and we believe this places us in a leadership position in addressing operational challenges of delivering mmWave products into high-volume markets.

Our second product line addresses the 5G mmWave opportunity. Given our extensive experience in the development of mmWave technology, 5G mmWave is a logical adjacent and larger market. We have commenced sampling a highly integrated 5G mmWave beamformer IC, which operates from the 24 GHz to 43 GHz frequency range. The device supports dual-stream multiple input, multiple output (“MIMO”) with two 16-channel beamforming arrays. In June 2023, we announced a collaboration with pSemi, a Murata company, for the development of a 5G customer premise receiver utilizing our beamformer IC and pSemi’s up-down converter IC. The goals of the collaboration are to reduce the number of components and cost of RF module to promote faster time to market for more rapid deployment by prospective customers.

mmWave Antenna Modules

In the second half of 2021, we augmented our business model to produce and sell complete mmWave antenna modules for license-free 60 GHZ applications. The primary advantage provided by our antenna modules is that our proprietary mmWave ICs and the antenna are integrated into a single device. A differentiating characteristic of mmWave technology is that the RF amplifiers must be as close as possible to the antenna to minimize loss. With our module, we can guarantee the performance of the amplifier/antenna interface and simplify customers’ RF engineering, facilitating more opportunities for customer prospects that have not provided RF-type systems, as well as shortening the time to market for new products. It is possible for third parties to provide competitive module products, but, because we utilize our mmWave ICs and incorporate our proprietary mmWave antenna IP, we can provide a highly-competitive solution based on our internally-owned and developed module components.

During 2022, we launched our PERSPECTUS family of mmWave antenna modules to enable WISPs to offer high-capacity FWA networks in the unlicensed 60-GHz spectrum. The PERSPECTUS product family includes a new generation of integrated 60-GHz mmWave antenna modules and enhanced software for PtMP FWA applications. Our PERSPECTUS products allow rapid development of low-cost network equipment utilizing over 14 GHz of spectrum to provide multi-gigabit access services. Leveraging our integrated phased-array antennas and operating in the upper channels of the band, link ranges from 1.5 kilometers up to extended ranges of 30 kilometers can be achieved using a parabolic reflector.

Additionally, we have established an innovative user arbitration protocol called DUNE that is specifically designed to optimize network performance in dense urban environments using our PERSPECTUS antenna modules. DUNE is a result of our decade-long experience in mmWave technology and in-house development of the intellectual property incorporated in media access control, which controls the hardware, the physical layer, which controls the physical connection and software drivers, as well as novel antenna designs and beamforming algorithms. DUNE takes a multi-level approach to reducing contention and interference by incorporating both physical, e.g. antenna and beamforming, and protocol-level innovations.

Memory

Our memory products comprise our Bandwidth Engine ICs, which are memory-dominated ICs that were designed to be i) high-performance companion ICs to packet processors and ii) targeted for high-performance applications where throughput is critical. These products integrate our proprietary, 1T-SRAM high-density embedded memory and a highly-efficient serial interface protocol resulting in a monolithic memory IC solution optimized for memory bandwidth and transaction access performance. In May 2023, we initiated an end-of-life, or EOL, of our memory IC products. See “—Recent Developments—Memory IC Product End-of-Life” below for additional information.

Recent Developments

Memory IC Product End-of-Life

Taiwan Semiconductor Manufacturing Corporation, or TSMC, is the sole foundry that manufactures the wafers used to produce our memory IC products. TSMC has informed us that it would be discontinuing the foundry process used to produce wafers, in turn, necessary to manufacture our memory ICs. As a result, in May 2023, we initiated an end-of-life, or EOL, of our memory IC products. We have notified our customers to provide purchase orders by December 22, 2023, and we commenced initial EOL shipments during the quarter ended September 30, 2023. We have requested customers to pay a deposit upon purchase order placement to reserve supply and provide funding for our required inventory purchases. In addition, we have requested customers to accelerate payments to improve our cash flows. Under our EOL plan, we expect shipments of our memory products to continue until at least December 31, 2024. However, the timing of EOL shipments will be dependent on receipt of purchase orders from customers, deliveries from our suppliers, and the delivery schedules requested by our customers. As of February 1, 2024, we have received EOL purchase orders totaling approximately $14.0 million.

Cost Reductions

In February 2023, we implemented a reduction in our workforce and eliminated 5 positions to help us achieve a more cost-efficient organization. In November 2023, we further reduced our workforce by eliminating 3 positions, which included one employee and two consultants, and we initiated a temporary lay-off in Canada of 16 positions, all intended to preserve cash while keeping capital expenditures to minimum levels in order to reduce operating costs and our short-term cash needs.

Reverse Stock Split

On December 15, 2023, at our annual meeting of stockholders, our stockholders approved a certificate of amendment to our Second Amended and Restated Certificate of Incorporation (the “Charter Amendment”) to effect a reverse stock split of our outstanding shares of common stock at a ratio to be determined by our board of directors. On December 15, 2023, we filed the Charter Amendment with the Secretary of State of Delaware which effected a 1-for-40 reverse stock split of our outstanding shares of common stock as of 4:01 p.m. Eastern Time on January 2, 2024. As a result of the reverse stock split, every forty shares of common stock were combined into one issued and outstanding share of common stock, with no change in the $0.001 par value per share. Holders of fractional shares received, in lieu of any fractional share, the number of shares rounded up to the next whole number. All equity awards outstanding and common stock reserved for issuance under the Company’s equity incentive plans and warrants outstanding immediately prior to the reverse stock split were appropriately adjusted by dividing the number of affected shares of common stock by 40 and, as applicable, multiplying the exercise price by 40, as a result of the reverse stock split. Exchangeable shares, which can be converted to common stock at any time by their respective holders, were also adjusted to reflect the reverse stock split.

Compliance with Nasdaq Minimum Bid Price Requirement

On January 18, 2024, we received a notification letter from the Listing Qualifications Department of the Nasdaq Stock Market notifying us that we had regained compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2).

Termination of Advisory Agreement Related to Strategic Alternative Exploration

In August 2023, we engaged an investment bank to assist with the exploration of strategic alternatives, including a merger, sale of assets or other similar transaction, with the intention to maximize stockholder value and further our business operations. In January 2024, we terminated such advisory agreement. We currently have no commitments or agreements and are not negotiating with any parties relating to a merger, sale of assets or other similar transaction with us.

Research and Development

Our ability to compete in the future depends on successfully improving our technology to meet the increasing demand for higher performance and lower cost solutions. Development of new IC products requires specialized chip design and product engineers, expensive computer-aided design software licenses, and significant fabrication and testing costs, including mask costs.

We have over 14 years of technical know-how in the design and manufacturing of mmWave technology. The most important aspect of this knowledge is knowing how mmWave circuits will perform in a real-world environment. Traditionally, semiconductor design utilizes sophisticated computer-aided design software to simulate the performance of a device that is manufactured at a specific semiconductor manufacturing plant. However, mmWave is extremely difficult to model precisely. Therefore, the only path to understand how well a device will perform is to produce the device and test it in a real-world application. Over the last decade, many companies have attempted to develop mmWave semiconductor devices, however, given that the devices had inconsistent or weak performance, a number of the companies were unsuccessful and abandoned their design and product development efforts. As an example of our leadership and expertise in the development of mmWave technology, we were an active participant in the development of the IEEE 802.11ay wireless specification and, to date, have been granted nine essential claims patents with respect to this standard.

At a system level, there are additional technical challenges presented by mmWave technology that we have overcome and form a key part of our internal know-how. For example, a key technology of mmWave is the concept of beamforming and beam steering using a phased-array antenna. This technology is utilized to concentrate the RF energy into a narrow beam to improve the range and coverage of mmWave devices. We have developed effective beamforming and beam steering technology for phased-array circuits and antennas. While there are many academic examples of successful phased-array implementations, there is a vast barrier between a “laboratory” version of phased-array technology and a version that is deployed for commercial use. One such aspect is the implementation of the beamforming procedure, which seeks to maximize throughput and do so while not impacting latency. While the details of achieving this are complex, it is important-intellectual property that we have gained through real-world experience.

mmWave is not without challenges, as mmWave signals do not typically travel as far as traditional wireless signals and are more attenuated by solid objects. Mitigation strategies must be deployed, particularly with regard to the management of signal propagation. Whereas traditional wireless devices utilize a broad, omni-antenna pattern, mmWave systems rely on phased-array technology, which focusses the radio signal into a narrow beam to improve propagation characteristics. We consider ourselves to be a global leader in implementing these sophisticated radio systems and one of the few providers in the market successfully shipping phased-array devices in mass production.

While we have developed products for the 60 GHz and 5G mmWave markets, we believe there are other market opportunities that could utilize mmWave technology. For example, in the WiFi Alliance there is a pending proposal to utilize mmWave technology in WiFi 8, which is the next generation of WiFi technology. We believe this proposal is primarily driven by the anticipated use of mmWave to support VR applications, which require very high data rates, and to reduce congestion in multi-dwelling units. In the mobile carrier market, there is some early research in the use of terahertz technology to make even more spectrum available for network capacity. While the proposed frequencies are higher than mmWave (above 100 GHz), we believe that many of our technological developments, particularly our beamforming and beamsteering concepts, can be applied to terahertz technology.

With regard to our memory products, we do not have internal resources to develop new, memory IC products, and do not intend to expend any development efforts or funds to develop new memory products. That said, we believe our Bandwidth Engine IC products will provide us with meaningful revenue and gross margin contributions through at least the end of 2024, as we complete the EOL of these products. We intend to continue to devote substantially all of our research and development efforts toward further expanding our mmWave technology portfolio and expanding our product offerings.

Sales and Marketing

In addition to our direct sales personnel, we sell through sales representatives and distributors in the United States, Asia and Europe. Our distributors have a global presence with offices and technical selling and applications engineering capabilities, which we believe will enable us to reach new potential customers for our products.

We also have applications engineers who support our customer engagements and engage with the customers’ system architects and designers to propose and implement our products and solutions to address system design challenges and improve performance.

In the markets we serve, the time from a design win to production volume shipments of our IC products can range from 12 to 36 months. We believe that networking, wireless and wired communication and security appliance systems can have a product life from a few years to over 10 years once a product like ours has been designed into the system. Historically, our revenue has been highly concentrated, with a few customers accounting for a significant percentage of our total revenue.

In the FWA market, our primary customer base is OEMs, but we also have multiple WISP customers in the U.S. and Canada. Our OEM customers in the fixed wireless space include Ubiquiti, WeLink, which operates as both an OEM and a WISP, Tachyon Networks (“Tachyon”), and China Unicom. Ubiquiti, an OEM in the unlicensed fixed wireless space, relies on us as its sole source mmWave IC supplier for its “Wave” products, which Ubiquiti introduced in 2022. Ubiquiti introduced three new Wave models in 2023. WeLink has relied on us as its sole source supplier for WeLink designed equipment used to deliver WISP residential service since 2022. WeLink currently deploys 60 GHz technology in multiple U.S. cities, including Las Vegas, Dallas and Los Angeles. Tachyon utilizes our mmWave antenna modules in its TNA-30X family of PtP and PtMP solutions for 60 GHz unlicensed FWA networks. Peraso and Tachyon jointly announced production readiness of the TNA-30X product family in June 2023. Finally, China Unicom is a Chinese mobile carrier that uses Peraso’s 60 GHz technology for 5G PtP backhaul. In addition to OEMs, we have partnered with several WISPs in the U.S. and Canada that have deployed our 60 GHz technology, including WeLink. We continue to focus on securing new OEM and WISP customers.

During the quarter ended September 30, 2023, three customers accounted for 10% or more of our net revenues, including Nokia Corporation at 45%, F5/Flextronics (HK) at 25% and Alltek Technology Corp at 11%. During the year ended December 31, 2022, four customers accounted for 10% or more of our net revenues, including Nokia Corporation at 26%, WeLink Communications LLC, or WeLink, at 21%, CEAC International Limited, or CEAC, a distributer selling to Ubiquiti Inc., at 16%, and F5, Inc. at 11%.

Intellectual Property

We regard our patents, copyrights, trademarks, trade secrets and similar intellectual property as critical to our success and rely on a combination of patent, trademark, copyright, and trade secret laws to protect our proprietary rights.

As of February 1, 2024, we held 96 United States patents and 67 foreign patents on various aspects of our mmWave, antenna, memory and other technology, with expiration dates ranging from 2025 to 2041. We also held 13 pending patent applications in the United States and abroad. There can be no assurance that others will not independently develop or patent similar or competing technology or design around any patents that may be issued to us, or that we will be able to successfully enforce our patents against infringement by others.

We were also an active participant in the development of the IEEE 802.11ay wireless specification and, to date, have been granted nine essential claims patents with respect to this standard. Essential claims patents are of particular value as a specification cannot be implemented without obtaining a license to the patents from us.

The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. Our IC customers, licensees or we might, from time to time, receive notice of claims that we have infringed patents or other intellectual property rights owned by others. Our successful protection of our patents and other intellectual property rights and our ability to make, use, import, offer to sell, and sell products free from the intellectual property rights of others are subject to a number of factors, particularly those described in Part I, Item 1A, “Risk Factors.”

Competition

mmWave

mmWave circuit and system design is a highly specialized engineering skill, as mmWave is a challenging technology to ship in mass production. At frequencies above 24 GHz, circuits are extremely vulnerable to small variances in the semiconductor manufacturing process. Designing circuits that minimize susceptibility to these variances takes years of development, and we believe we are one of the few companies in the world that is skilled in mmWave design. Further, we have shipped mmWave devices in volume, and ensuring all devices sold adhere to strict performance standards is a core competency we have developed. In addition, we have developed our own mmWave phased-array antenna technology, which allows us to be highly competitive in terms of overall system cost. Our customers do not need to engage with third-party antenna suppliers, thus eliminating the additional cost for a third-party antenna.

Unlicensed IEEE 802.11ad/ay Market:

Our primary competitor in the IEEE802.11ad/ay market is Qualcomm. The primary benefit that we provide to the market is the support of the higher frequency bands from 66 GHz to 71 GHz. The advantage at these frequencies is that oxygen attenuation is significantly reduced, and signals can travel much further.

We also have key points of differentiation compared to Qualcomm for wireless video devices. We are well positioned in this market, as we have USB 3.0 built into our devices, so our products generally support USB architectures. A prime example is the replacement of the USB cable with a wireless version using our technology. There are many applications where this can be of use, including USB web cams, wireless displays, and AR/VR headsets. We have invested significant software resources into providing the market with wireless USB solutions, and we believe there is no other mmWave vendor in the world that can offer multi-gigabit solutions as a replacement for wired USB.

Licensed 5G Market:

With 5G, our efforts are focused on the mmWave RF front-end phased-array component of the system. The 5G product instantiation is an RF module utilizing our proprietary intellectual property. Key elements of our mmWave intellectual property include:

●	RF circuits;

●	phased-array antenna; and

●	in-system circuit calibration, beam forming, real-time system monitoring.

From a competitive perspective, we believe we are currently the only pure-play, 5G vendor to offer a dual-band (28/39 GHz) RF solution for the FWA market. Qualcomm does offer a 5G RF solution for the FWA market, however its solution is based on aggregating its mobile RF solution, which requires several compromises in terms of cost, performance, and power consumption. With an initial focus on fixed wireless access, we can derive advantages by optimizing our silicon for that specific market. Furthermore, we have achieved traction in the unlicensed, 60 GHz, FWA market, and we believe we will be able to transfer all of our knowledge gained from the 60 GHz market to the 5G market. However, this market opportunity is more competitive, and potential competitors, in addition to Qualcomm, include MediaTek Inc. and Samsung Electronics Co., Ltd., or Samsung.

As discussed above in “—Recent Developments—Memory IC Product End-of-Life,” we initiated an EOL of our memory products in 2023. We are not seeking new customers for these products and expect to fulfill EOL orders through at least the end of 2024.

Manufacturing

We depend on third-party vendors to manufacture, package, assemble and test our IC and module products, as we do not own or operate a semiconductor fabrication, packaging or production testing facility. By outsourcing manufacturing, we can avoid the high cost associated with owning and operating our own facilities, allowing us to focus our efforts on the design and marketing of our products.

We perform an ongoing review of our product manufacturing and testing processes. Our IC products are subjected to extensive testing to assess whether their performance meets design specifications. Our test vendors provide us with immediate test data and the ability to generate characterization reports that are made available to our customers.

Employees

As of December 31, 2023, we had 48 employees, including 13 located in the United States and 35 located in Canada. Our headcount consisted of 34 in research and development and manufacturing-related operations and 14 in sales, marketing and general and administrative functions. These headcount amounts exclude employees in Canada that were placed on temporary lay-off in November 2023. We believe our current headcount is adequate to conduct our business.

MANAGEMENT

The names of our directors and certain information about each of them are set forth below.

Name	Age	Position(s) with the Company
Ronald Glibbery	62	Chief Executive Officer and Director
Daniel Lewis	74	Director (former Vice President, General Manager of Memory Products)
Ian McWalter(1)(2)	72	Director
Andreas Melder(1)(2)	65	Director
Robert Y. Newell(1)(2)	75	Director

(1)	Member of Audit Committee
(2)	Member of Compensation Committee

The principal occupations and positions for at least the past five years of our directors are described below. There are no family relationships among any of our directors or executive officers.

Ronald Glibbery. Mr. Glibbery was appointed as our chief executive officer and to our board of directors in December 2021. He founded Peraso Technologies Inc. (Peraso Tech) in 2008 and served as its chief executive officer. In June 2020, Peraso Tech applied for and obtained an order under the Companies’ Creditors Arrangement Act (the CCAA), providing certain relief. Pursuant to the Initial Order issued by the Ontario Superior Court of Justice (Commercial List) (the Court), Ernst & Young Inc. was appointed as the Monitor of Peraso Tech. In addition, the Monitor, in its capacity as Foreign Representative, filed a voluntary petition in the United States under Chapter 15 of the U.S. Bankruptcy Code, seeking recognition of the CCAA proceeding. In October 2020, the Court granted an order authorizing the termination of Peraso Tech’s CCAA proceedings upon the completion of certain defined steps. In December 2020, the United States Bankruptcy Court for the Southern District of New York issued an Order that: (i) recognized and gave full force and effect in the United States to the Court’s order approving the Settlement Agreement; and (ii) terminated the Chapter 15 Proceedings. Mr. Glibbery has over 25 years of experience in the semiconductor industry. Prior to co-founding Peraso Tech, Mr. Glibbery held executive positions at Kleer Semiconductor, a fabless semiconductor company focused on wireless audio technology and Intellon, a pioneer and leader in the development of semiconductor devices used for powerline communications. He has held other executive roles at Cogency Semiconductor, LSI Logic Canada, Inc. and LSI Logic Corporation. Mr. Glibbery holds a B.E.Sc. in Electrical and Electronics Engineering from the University of Western Ontario. We believe that Mr. Glibbery’s qualifications to serve on the board of directors include his service as an officer of ours and his extensive general management and technical expertise in the semiconductor industry, as well as his experience as a chief executive officer.

Daniel Lewis. Mr. Lewis has served as a member of the board of directors since September 2017. He served as our Vice President, General Manager of Memory Products from April 2022 until his retirement in December 2022. Mr. Lewis previously served as our President from August 2018 until April 2022 and chief executive officer from August 2018 until the business combination with Peraso Tech in December 2021. Before joining MoSys, Mr. Lewis served as the managing member and an owner of GMS Manufacturing Solution LLC, a firm focused on providing engineering services to manufacturing companies. He previously held various executive and leadership roles at View Box Group, Xicor, Integrated Device Technology, Accelerant Networks, Intel Corporation, Zilog and Digital Equipment Corporation. Mr. Lewis holds a B.S. in Electrical Engineering from the University of Michigan. We believe that Mr. Lewis’s qualifications to serve on the board of directors include his service as an officer of ours and his extensive business experience, having held senior management positions at several companies in the semiconductor, computer and networking industries. He brings strategic and operational insight to the board of directors.

Ian McWalter. Dr. McWalter was appointed to our board of directors in December 2021. He currently serves as a member of the board of directors for Evertz Technologies, a publicly traded manufacturer of video and audio infrastructure solutions for television, telecom and new-media industries. Dr. McWalter served as the president and chief executive officer of CMC Microsystems from 2007 until 2018. Prior to this role, Dr. McWalter was chief executive officer of Toumaz Technology. Before joining Toumaz, Dr. McWalter spent 15 years at Gennum Corporation, including five years as president and chief executive officer from 2000 to 2005. Previously, he held management and technical positions at Bell Northern Research Ltd., the research and development arm of Northern Telecom and Bell Canada, and Plessey Semiconductors. Dr. McWalter was awarded a B.Sc. in physics and a Ph.D. in Electrical Engineering from the Imperial College of Science and Technology in London, England. We believe that Dr. McWalter’s qualifications to serve on the board of directors include his extensive general management and technical expertise in the semiconductor industry, as well as his experience as a chief executive officer and his experience serving as a director on public-company boards of directors.

Andreas Melder. Mr. Melder was appointed to our board of directors in December 2021. He is a veteran technology executive in the semiconductor, communications and consumer electronics industries and previously served as vice president of business development at Gigle Networks, which was acquired in 2011 by Broadcom, where he continued to serve in executive marketing roles. Prior to Broadcom, Mr. Melder served as senior vice president of sales, marketing and business development for Intellon, which was acquired by Atheros/Qualcomm. Previously, he was founder and vice president of marketing and business development for Microtune, a designer of RF integrated circuits and subsystem modules, which was acquired by Zoran Semiconductor, and vice president of sales & marketing for Tripath, an audio controller company acquired by Etelos. Additionally, Mr. Melder was a senior executive for companies that were acquired by Broadcom, Cirrus Logic and RFMD. Mr. Melder earned a B.S. in Electrical Engineering/Business from Carnegie-Mellon University and a M.S. in Electrical Engineering and Operations Research from Southern Methodist University. We believe that Mr. Melder’s qualifications to serve on the board of directors include his extensive business experience, having held senior management positions at several companies in the semiconductor, computer and networking industries. Additionally, he brings additional operational, and fund-raising expertise, business development, mergers and acquisitions experience and public markets experience, including investor roadshows and positioned additional companies for merger and acquisition exits through proper strategic industry positioning.

Robert Y. Newell. Mr. Newell has served as a member of our board of directors since October 2018 and is currently a consultant and advisor to emerging technology and healthcare companies. He has held financial management positions for companies in Silicon Valley for over 25 years. From 2003 to 2018, Mr. Newell was chief financial officer of Dextera Surgical, Inc. (Dextera) a developer of advanced surgical stapling and medical devices. In December 2017, after entering into an agreement to sell substantially all of its assets, Dextera filed a voluntary petition for reorganization under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware. He served on the board of directors of ARI Network Services, a leading publicly traded supplier of SaaS and data as a service solutions. Previously, Mr. Newell served as chief financial officer of Omnicell, an automated medication and hospital supply management company, and prior to 2000, he held executive positions with the Beta Group and Cardiometrics. Prior to his business career, he was a pilot in the United States Air Force. Mr. Newell holds a B.A. in mathematics from the College of William & Mary and an MBA from Harvard Business School. We believe that Mr. Newell’s qualifications to serve on the board of directors include his substantial financial and public-company experience, as he has served as chief financial officer at multiple medical device and other technology companies. He also has previous experience serving as a director on public-company boards of directors.

The names of our executive officers and certain information about them are set forth either above or below, as the case may be:

Name	Age	Position(s) with the Company
Ronald Glibbery	62	Chief Executive Officer and Director
James W. Sullivan	55	Chief Financial Officer
Bradley Lynch	51	Chief Operating Officer
Alexander Tomkins	40	Chief Technology Officer
Mark Lunsford	66	Chief Revenue Officer

James Sullivan. Mr. Sullivan has served as our chief financial officer since January 2008. From July 2006 until January 2008, Mr. Sullivan served as Vice President of Finance and Chief Financial Officer at Apptera, Inc., a venture-backed company providing software for mobile advertising, search and commerce. From July 2002 until June 2006, Mr. Sullivan was the chief financial officer at 8x8, Inc., a publicly-traded SAAS provider of VoIP and unified communication solutions. Mr. Sullivan’s prior experience includes various positions at 8x8, Inc. and PricewaterhouseCoopers LLP. He received a Bachelor of Science degree in Accounting from New York University and is a certified public accountant.

Bradley Lynch. Mr. Lynch has served as chief operating officer since December 2021. He co-founded Peraso Tech in 2009 and served as executive vice president of engineering and operations. In June 2020, Peraso Tech applied for and obtained an order under the Companies’ Creditors Arrangement Act (the CCAA), providing certain relief. Pursuant to the Initial Order issued by the Ontario Superior Court of Justice (Commercial List) (the Court), Ernst & Young Inc. was appointed as the Monitor of Peraso Tech. In addition, the Monitor, in its capacity as Foreign Representative, filed a voluntary petition in the United States under Chapter 15 of the U.S. Bankruptcy Code, seeking recognition of the CCAA proceeding. In October 2020, the Court granted an order authorizing the termination of Peraso Tech’s CCAA proceedings upon the completion of certain defined steps. In December 2020, the United States Bankruptcy Court for the Southern District of New York issued an Order that: (i) recognized and gave full force and effect in the United States to the Court’s order approving the Settlement Agreement; and (ii) terminated the Chapter 15 Proceedings. Prior to founding Peraso Tech, Mr. Lynch worked as a system architect at Kleer Semiconductor, a fabless company focused on wireless audio technology. Before Kleer, he was director of software engineering at Intellon Corporation, a pioneer and leader in the development of semiconductor devices used for powerline communications. Previously, Mr. Lynch held various technical roles at Cogency Semiconductor and Power Trunk. Mr. Lynch holds a B.A.Sc in Computer Engineering from the University of Waterloo.

Alexander Tomkins. Mr. Tomkins has served as our chief technology officer since December 2021. He co-founded Peraso Tech in 2009 and served as its chief technology officer. In June 2020, Peraso Tech applied for and obtained an order under the Companies’ Creditors Arrangement Act (the CCAA), providing certain relief. Pursuant to the Initial Order issued by the Ontario Superior Court of Justice (Commercial List), Ernst & Young Inc. was appointed as the Monitor of Peraso Tech. In addition, the Monitor, in its capacity as Foreign Representative, filed a voluntary petition in the United States under Chapter 15 of the U.S. Bankruptcy Code, seeking recognition of the CCAA proceeding. In October 2020, the Court granted an order authorizing the termination of Peraso Tech’s CCAA proceedings upon the completion of certain defined steps. In December 2020, the United States Bankruptcy Court for the Southern District of New York issued an Order that: (i) recognized and gave full force and effect in the United States to the Court’s order approving the Settlement Agreement; and (ii) terminated the Chapter 15 Proceedings. Mr. Tomkins holds a Masters of Applied Science from the University of Toronto and a B.S. in Engineering Physics from Carleton University. He also attended the University of Toronto as a doctoral candidate in Applied Science.

Mark Lunsford. Mr. Lunsford was appointed as our chief revenue officer in October 2022. Prior to joining Peraso, Mr. Lunsford held numerous positions of responsibility with companies in the semiconductor industry. From 1988 to 1999, he worked for Asia Pacific at Monolithic Memories, where he served in multiple roles, including vice president of sales for the Americas and director of marketing. From 1999 to 2001, Mr. Lunsford was the vice president of worldwide sales and director of business development at Pivotal Technologies. In 2001, and for a period of eight years, he served as vice president of worldwide sales at Micrel Semiconductor. From 2009 to 2013, he worked at NXP, where he served as vice president of sales and marketing for the Americas. In 2013, and for a period of six years, he served as the executive vice president of worldwide sales at SiTime Inc., a provider of MEMS-based timing devices. From January 2019 until April 2020, he provided consulting services for a range of high-technology businesses. Finally, he served as the vice president of global sales at Chasm Advanced Materials, a provider of carbon nano tube based product solutions, from November 2020 until April 2022. Mr. Lunsford holds a degree in Mechanical Engineering from the University of California at Davis.

Audit Committee

Our board of directors established the Audit Committee for the purpose of overseeing the accounting and financial reporting processes and audits of our financial statements. The Audit Committee also is charged with reviewing reports regarding violations of our code of ethics and complaints with respect thereto, and internal control violations under our whistleblower policy are directed to the members of the Audit Committee. The responsibilities of our Audit Committee are described in the Audit Committee Charter adopted by our board of directors, a current copy of which can be found on the investors section of our website, www.perasoinc.com.

Ian McWalter, Andreas Melder and Robert Y. Newell are the current members of the Audit Committee. All are independent, as determined in accordance with Rule 5605(a)(2) of the Nasdaq listing rules and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Mr. Newell serves as the chair and has been designated by the board of directors as the “audit committee financial expert,” as defined by Item 407(d)(5) of Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act. That status does not impose duties, liabilities or obligations that are greater than the duties, liabilities or obligations otherwise imposed on him as a member of the Audit Committee and the board of directors, however. The Audit Committee has delegated authority to Mr. Newell for review and pre-approval of services proposed to be provided by our independent registered public accounting firm.

Compensation Committee

Ian McWalter, Andreas Melder and Robert Y. Newell are the current members of the Compensation Committee, and Dr. McWalter serves as the chair. The Compensation Committee is responsible for reviewing, recommending and approving our compensation policies and benefits, including the compensation of all of our executive officers and directors. Our Compensation Committee also has the principal responsibility for the administration of our equity incentive and stock purchase plans. The responsibilities of our Compensation Committee are described in the Compensation Committee Charter adopted by our board of directors, a current copy of which can be found on the investors section of our website, www.perasoinc.com.

Nominations Process

We do not have a nominating committee, as we are a small company and currently only have five directors. Instead of having such a committee, our board of directors historically has appointed all of the independent directors on our board to search for and evaluate qualified individuals to become nominees for director and board committee members. The independent directors recommend candidates for nomination for election or reelection at each annual meeting of stockholders and, as necessary, to fill vacancies and newly created directorships, and evaluate candidates for appointment to and removal from committees. The independent directors operate in this capacity under authority granted by resolution of the board of directors, rather than by charter.

When new candidates for our board of directors are sought, the independent directors evaluate each candidate for nomination as a director within the context of the needs and the composition of the board of directors as a whole. The independent directors conduct any appropriate and necessary inquiries into the backgrounds and qualifications of candidates. When evaluating director nominees, our board of directors generally seeks to identify individuals with diverse, yet complementary business backgrounds. Although we have no formal policy regarding diversity, our directors consider both the personal characteristics and experience of director nominees, including each nominee’s independence, diversity, age, skills, expertise, time availability and industry background in the context of the needs of the board of directors and the Company. The board of directors believes that director nominees should exhibit proven leadership capabilities and experience at a high level of responsibility within their chosen fields and must have the experience and ability to analyze the complex business issues facing us, and specifically, the issues inherent in the semiconductor industry. In addition to business expertise, the board of directors requires that director nominees have the highest personal and professional ethics, integrity and values and, above all, are committed to representing the long-term interests of our stockholders and other stakeholders. To date, we have not paid any fee to a third party to assist in the process of identifying or evaluating director candidates. Our independent directors will consider candidates for nomination as director who are recommended by a stockholder and will not evaluate any candidate for nomination for director differently because the candidate was recommended by a stockholder. To date, we have not received or rejected any suggestions for a director candidate recommended by any stockholder or group of stockholders owning more than 5% of our common stock. The recommendation must include the information specified in our bylaws for stockholder nominees to be considered at an annual meeting, including the following:

●	The stockholder’s name and address and the beneficial owner, if any, on whose behalf the nomination is proposed;

●	The stockholder’s reason for making the nomination at the annual meeting, and the signed consent of the nominee to serve if elected;

●	The number of shares owned by, and any material interest of, the record owner and the beneficial owner, if any, on whose behalf the record owner is proposing the nominee;

●	A description of any arrangements or understandings between the stockholder, the nominee and any other person regarding the nomination; and

●	Information regarding the nominee that would be required to be included in our proxy statement by the rules of the SEC, including the nominee’s age, business experience for the past five years and any other directorships held by the nominee.

The information listed above is not a complete list of the information required by our bylaws. The secretary will forward any timely recommendations containing the required information to our independent directors for consideration.

Board of Directors Leadership Structure

Our bylaws provide the board of directors with flexibility to combine or separate the positions of chair of the board of directors and chief executive officer in accordance with its determination that utilizing one or the other structure is in the best interests of our company. Currently, the board of directors has not appointed a chair or lead independent director. From time to time, each of the independent directors works with our chief executive officer to perform a variety of functions related to our corporate governance, including coordinating activities of the board of directors, setting the agenda for meetings (in consultation with our chief executive officer, as necessary or appropriate) and ensuring adequate communication between the board of directors and management. Our Audit Committee oversees critical matters such as our relationship with our auditors, our financial reporting practices, system of disclosure controls and procedures and internal controls over financial reporting. Our Compensation Committee oversees our executive compensation program. Each of these committees consists entirely of independent directors.

Risk Oversight

The board of directors is actively involved in the oversight of risks — including strategic, credit, liquidity, operational and other risks — which could affect our business. The board of directors does not have a standing risk management committee and administers this oversight function directly through the board of directors as a whole and through its committees, which oversee risks relevant to their respective functions. For example, in addition to the oversight matters described in the preceding paragraph, the Audit Committee also assists the board of directors in its risk oversight function by reviewing and discussing with management our compliance with accounting principles and the treasury function, including management of our cash and investments. The Compensation Committee assists the board of directors in its risk oversight function by considering risks relating to the design of our executive compensation programs and arrangements and employee benefit plans. The full board of directors considers strategic risks and opportunities and receives reports from the committees regarding risk oversight in their areas of responsibility as necessary. The board of directors and each committee administers its respective risk oversight function by evaluating management’s monitoring, assessment and management of risks, including steps taken to limit our exposure to known risks, through regular interaction with our senior management and in board and committee deliberations that are closed to members of management. The interaction with management occurs not only at formal board and committee meetings but also periodically through other written and oral communications.

Compensation Committee Interlocks and Insider Participation

During 2023, none of our executive officers served as a member of the board of directors or Compensation Committee of any entity that had one or more of its executive officers serving as a member of our board of directors or Compensation Committee. Messrs. McWalter, Melder and Newell, the members of the Compensation Committee, were not officers or employees of ours during 2023 or at any other time.

Code of Ethics

We have adopted a code of ethics that applies to all of our employees. The code of ethics is designed to deter wrongdoing and to promote, among other things, honest and ethical conduct, full, fair, accurate, timely, and understandable disclosures in reports and documents submitted to the SEC and other public communications, compliance with applicable governmental laws, rules and regulations, the prompt internal reporting of violations of the code to an appropriate person or persons identified in the code and accountability for adherence to such code.

The code of ethics is available on our website, www.perasoinc.com. If we make any substantive amendments to the code of ethics or grant any waiver, including any implicit waiver, from a provision of the code to our chief executive officer or chief financial officer, or persons performing similar functions, where such amendment or waiver is required to be disclosed under applicable SEC rules, we intend to disclose the nature of such amendment or waiver on our website.

Employee, Officer, and Director Hedging

Our policy against insider trading prohibits all directors, officers or other employees from engaging in any short sales of our securities, transactions in puts, calls or other derivative securities on an exchange or in any other organized market and hedging transactions.

EXECUTIVE COMPENSATION

Overview of Compensation Program

The Compensation Committee of the board of directors has responsibility for establishing, implementing and monitoring adherence to our compensation philosophy. The board of directors has delegated to the Compensation Committee the responsibility for determining our compensation policies and procedures for senior management, including the named executive officers, periodically reviewing these policies and procedures, and making recommendations concerning executive compensation to be considered by the full board of directors, when such approval is required under any of our plans or policies or by applicable laws.

The compensation received by our named executive officers in fiscal year 2023 is set forth in the Summary Compensation Table, below. For 2023, our named executive officers included Ronald Glibbery, our chief executive officer, James Sullivan, our chief financial officer, and Bradley Lynch, our chief operating officer.

Compensation Philosophy

In general, our executive compensation policies are designed to recruit, retain and motivate qualified executives by providing them with a competitive total compensation package based in large part on the executive’s contribution to our financial and operational success, the executive’s personal performance and increases in stockholder value, as measured by the price of our common stock. We believe that the total compensation paid to our executives should be fair, reasonable and competitive.

We seek to have a balanced approach to executive compensation with each primary element of compensation (base salary, variable compensation and equity incentives) designed to play a specific role. Overall, we design our compensation programs to allow for the recruitment, retention and motivation of the key executives and high-level talent required in order for us to:

●	supply high-value and high-quality integrated circuit solutions to our customer base;

●	achieve or exceed our annual financial plan and be profitable;

●	make continuous progression towards achieving our long-term strategic objectives to be a high-growth company with growing profitability; and

●	increase our share price to provide greater value to our stockholders.

Role of Executive Officers in Compensation Decisions

The chief executive officer (the “CEO”) makes recommendations for equity and non-equity compensation for executives to be approved by the Compensation Committee. The Compensation Committee reviews these guidelines annually. The CEO annually reviews the performance of our executives (other than himself) and presents his recommendations for proposed salary adjustments, bonuses and equity awards to the Compensation Committee once a year. In its discretion, the Compensation Committee may accept, modify or reject the CEO’s recommendations. The Compensation Committee evaluates the compensation of the CEO on its own without the participation or involvement of the CEO. Only the Compensation Committee and the board of directors are authorized to approve the compensation for any named executive officer. Compensation of new executives is based on hiring negotiations between the individuals and our CEO and/or Compensation Committee.

Elements of Compensation

Consistent with our compensation philosophy and objectives, we offer executive compensation packages consisting of the following three components:

●	base salary;

●	annual incentive compensation; and

●	equity awards.

In each fiscal year, the Compensation Committee determines the amount and relative weighting of each component for all executives, including the named executive officers. Base salaries are paid in fixed amounts and thus do not encourage risk taking. Our widespread use of long-term compensation, consisting of stock options and restricted stock units (the “RSUs”), focuses recipients on the achievement of our longer-term goals and conserves cash for other operating expenses. For example, the RSUs granted to our executives generally vest in increments over three years, while stock options granted to our executives generally vest over 36 months from the date of grant. The Compensation Committee does not believe that these awards encourage unnecessary or excessive risk taking because the ultimate value of the awards is tied to our stock price, and the use of multi-year vesting schedules helps to align our employees’ interests even more closely with those of our long-term investors.

Base Salary

Because our compensation philosophy stresses performance-based awards, base salary is intended to be a smaller portion of total executive compensation relative to long-term equity. The Compensation Committee takes into account the executive’s scope of responsibility and significance to the execution of our long-term strategy, past accomplishments, experience and personal performance and compares each executive’s base salary with those of the other members of senior management. The Compensation Committee may give different weighting to each of these factors for each executive, as it deems appropriate. The Compensation Committee did not retain a compensation consultant or determine a compensation peer group for 2022 or 2023.

In February 2022, the Compensation Committee approved increases to the annual base salaries of certain of our executive officers, effective retroactively as of December 17, 2021. The annual base salary for our chief financial officer, James Sullivan, was increased from $260,000 to $305,000. The annual base salary for our chief operating officer, Brad Lynch, was increased from CAD$200,000 to $275,000. The annual base salary for our chief technology officer, Alex Tomkins, was increased from CAD$252,000 to $250,000.

In April 2022, the Compensation Committee approved an increase to the annual base salary for our then President, Daniel Lewis, from $250,000 to $275,000, effective retroactively as of December 17, 2021.

There were no changes to the annual base salaries of our executive officers in 2023. In April 2023, we entered into amendments to our employment agreements with certain of our executive officers based in Canada, namely Messrs. Glibbery, Lynch and Tomkins, which provide that for purposes of calculating any cash compensation amounts payable by us under their employment agreements, each payment shall be converted into Canadian dollars at the exchange rate reported by the Bank of Canada (or such other equivalent exchange rate source, as determined by the Company) as of 5:00 p.m. Pacific Time on the first business day of each calendar quarter during which the payment is made.

Annual Incentive Compensation

In February 2022, the Compensation Committee authorized incentive compensation targets for the named executive officers. Mr. Sullivan, under the terms of his 2022 annual performance-based bonus, will be eligible to receive a target amount of up to 60% of his base salary, payable in the form of cash, the Company’s stock or a combination of both. Similarly, Mr. Lynch, under the terms of his 2022 annual performance-based bonus, will be eligible to receive a target amount of up to 50% of his base salary, also payable in the form of cash, the Company’s stock or a combination of both.

There were no changes to the incentive compensation targets for our named executive officers in 2023.

Equity Awards

Although we do not have a mandated policy regarding the ownership of shares of common stock by officers and directors, we believe that granting equity awards to executives and other key employees on an ongoing basis gives them a strong incentive to maximize stockholder value and aligns their interests with those of our other stockholders on a long-term basis. Our Amended and Restated Peraso Inc. 2019 Stock Incentive Plan (the “2019 Plan”), which was approved by our stockholders and became effective in August 2019, enables us to grant equity awards, as well as other types of stock-based compensation, to our executive officers and other employees. The Compensation Committee reviews and approves all equity awards granted under the 2019 Plan to the named executive officers. We grant equity awards to achieve retention and motivation:

●	upon the hiring of key executives and other personnel;

●	annually, when we review progress against corporate and personal goals; and

●	when we believe that competitive forces or economic conditions threaten to cause our key executives to lose their motivation and/or where retention of these key executives is in jeopardy.

With the Compensation Committee’s approval, we grant equity awards to acquire shares of common stock when we initially hire executives and other employees, as a long-term performance incentive. The Compensation Committee has determined the size of the initial equity awards to newly hired executives with reference to equity awards held by existing executives, the percentage that such award represents of our total shares outstanding and hiring negotiations with the individual. In addition, the Compensation Committee would consider other relevant information regarding the size and type of compensation package considered necessary to enable us to recruit, retain and motivate the executive.

Typically, when we hire an executive, the equity awards vest over a three-year period. The options granted to executives in connection with annual performance reviews typically vest monthly over a three-to four-year period, and RSUs granted typically vest annually over a period of from one- to three-years, as the Compensation Committee may decide. As matters of policy and practice, we grant stock options with an exercise price equal to fair market value, although the 2019 Plan allows us to use a different exercise price. In determining fair market value, we use the closing price of the common stock on the Nasdaq on the grant date.

Historically, no employee has been eligible for an annual performance grant until the employee has been employed for at least six months. Annual performance reviews are generally conducted in the first half of each fiscal year. Our CEO conducts the performance review of all other executives, and he makes his recommendations to the Compensation Committee. The Compensation Committee also reviews the CEO’s annual performance and determines whether he should receive additional equity awards. Aside from equity award grants in connection with annual performance reviews, we do not have a policy of granting additional awards to executives during the year. The board of directors and Compensation Committee have not adopted a policy with respect to setting the dates of award grants relative to the timing of the release of material non-public information. Our policy with respect to prohibiting insider trading restricts sales of shares during specified black-out periods, including at all times that our insiders are considered to possess material non-public information.

In determining the size of equity awards in connection with the annual performance reviews of our executives, the Compensation Committee takes into account the executive’s current position with and responsibilities to us, and current and past equity awards to the executive.

In 2023, we did not grant awards under our equity incentive plans to our named executive officers.

Going forward, we intend to continue to evaluate and consider equity grants to our executives on an annual basis. We expect to consider potential equity awards for executives at the same time as we annually review our employees’ performance and determine whether to award grants for all employees.

Accounting and Tax Considerations

Our Compensation Committee has reviewed the impact of tax and accounting treatment on the various components of our executive compensation program. Section 162(m) of the Internal Revenue Code, as amended (the “Code”), generally disallows a tax deduction to publicly-held companies for compensation paid to “covered” executive officers, to the extent that compensation paid to such an officer exceeds $1 million during the taxable year. The Tax Cuts and Jobs Act repealed the performance-based exception to the deduction limit for remuneration that is deductible in tax years commencing after December 31, 2017. However, certain remuneration is specifically exempt from the deduction limit under a transition rule to the extent that it is “performance-based,” as defined in Section 162(m) of the Code, and subject to a “written binding contract” in effect as of November 2, 2017 that is not later modified in any material respect. We endeavor to award compensation that will be deductible for income tax purposes, though other factors will also be considered. None of the compensation paid to our covered executive officers for the year ended December 31, 2022 that would be taken into account for purposes of Section 162(m) exceeded the $1 million limitation for 2021. Because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) of the Code and the regulations issued thereunder, including the uncertain scope of the transition relief under the Tax Cuts and Jobs Act, no assurance can be given that compensation intended to satisfy the requirements for exemption from Section 162(m) of the Code in fact will satisfy such requirements. Our Compensation Committee may authorize compensation payments that do not comply with the exemptions to Section 162(m) when we believe that such payments are appropriate to attract and retain executive talent.

Say-on-Pay and Say-on-Frequency

In 2023, we gave our stockholders an opportunity to provide feedback on our executive compensation through an advisory vote at our annual stockholder meeting. Stockholders were asked to approve, on an advisory basis, the compensation paid to our named executive officers. A majority of stockholders indicated approval of the compensation of the named executive officers, with approximately 81% of the shares that voted on such matter voting in favor of the proposal. Additionally, in 2023, stockholders were asked to approve, on an advisory basis, in favor of having a stockholder vote to approve the compensation of our named executive officers every three years. A majority of stockholders indicated approval of having a stockholder vote to approve the compensation of our named executive officers every three years, with approximately 71% of the shares that voted on such matter voting in favor of the proposal. Based on these results and consistent with the previous recommendation and determination of our board of directors, we will hold non-binding advisory votes on executive compensation every three years until the next vote on the frequency of the stockholder advisory vote on executive compensation.

In light of the results of the advisory vote, the Compensation Committee continued to apply principles that were substantially similar to those applied historically in determining compensation policies and decisions and did not make any significant changes to executive compensation decisions and policies with respect to 2022 executive compensation.

SUMMARY COMPENSATION TABLE

The following table sets forth compensation information for fiscal years 2023 and 2022 for each of our named executive officers.

Name and principal position	Year	Salary ($)(1)	Stock Option Awards ($)(2)	Restricted Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Total ($)
Ronald Glibbery	2023	400,000	—	—	—	400,000
Chief Executive Officer	2022	400,000	—	430,000	—	830,000
James Sullivan	2023	305,000	—	—	—	305,000
Chief Financial Officer	2022	306,719	—	215,000	—	521,719
Bradley Lynch	2023	275,000	—	—	—	275,000
Chief Operating Officer	2022	279,992	—	161,250	—	441,242

(1)	The dollar amounts in this column represent base salary earned during the indicated fiscal year. Pursuant to the employment agreements for Messrs. Sullivan and Lynch, each as amended in April 2022, such named executive officers received a base salary increase that was retroactive to December 17, 2021. Accordingly, the amounts in this column for fiscal year 2022 for Messrs. Sullivan and Lynch reflect retroactive salary increases for the time period from December 17, 2021 through December 31, 2021 in the aggregate amounts of $1,719 and $4,992, respectively, plus fiscal year 2022 base salary.
(2)	Award amounts reflect the aggregate grant date fair value with respect to awards granted during the years indicated, as determined pursuant to FASB ASC Topic 718. The assumptions used to calculate the aggregate grant date fair value of option and stock awards are set forth in the notes to the consolidated financial statements included elsewhere in this prospectus. These amounts do not reflect actual compensation earned or to be earned by our named executive officers.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information regarding the outstanding equity awards held by our named executive officers as of December 31, 2023.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date(1)	Number of Units That Have Not Vested (#)		Market Value of Units That Have Not Vested ($)
Ron Glibbery	566	(2)	—	—	69.20	11/17/2024	—		—
	453	(2)	—	—	103.60	12/29/2025	—		—
	6,973	(2)	—	—	103.60	9/17/2030	—		—
	2,740	(2)	—	—	103.60	12/16/2031	—		—
							1,667	(7)	18,670	(8)
James Sullivan	8	(3)	—	—	16,400.00	3/30/2025	—		—
	20	(4)	—	—	5,760.00	8/23/2026	—		—
	138	(5)	—	—	156.80	2/6/2029	—		—
	500	(6)	—	—	62.80	11/20/2029	—		—
							834	(7)	9,341	(8)
Bradley Lynch	227	(2)	—	—	103.60	9/17/2030	—		—
	4,365	(2)	—	—	103.60	9/17/2030	—		—
	1,644	(2)	—	—	103.60	12/16/2031	—		—
							625	(7)	7,000	(8)

(1)	The standard option term is generally ten years, but all of the options expire automatically unless exercised within 90 days after the cessation of service as an employee, director or consultant.
(2)	The stock options were acquired on December 17, 2021 as consideration for the person’s securities of Peraso Technologies Inc., which we acquired by way of reverse takeover.
(3)	The stock option was granted on March 30, 2015, and the shares subject to this option vested monthly over 48 months subject to continued employment (or service as a director or consultant).
(4)	In August 2016, officers tendered their eligible options and received new options at a rate of 1 replacement option share for each 1.75 option shares tendered. The stock option was granted on August 23, 2016, and the shares subject to this option vested monthly over 48 months subject to continued employment (or service as a director or consultant).
(5)	The stock option was granted on February 6, 2019, and the shares subject to this option vest monthly over three years subject to continued service as an employee, director or consultant).
(6)	The stock option was granted on November 20, 2019, and the shares subject to this option vested monthly over three years subject to continued service as an employee, director or consultant.
(7)	The shares subject to each restricted stock unit grant vest on each semi-annual anniversary over a three-year period commencing on December 17, 2021 subject to continued employment (or service as a director or consultant).
(8)	The amount is calculated using the Company’s closing price on the Nasdaq of $11.20 per share of common stock on December 29, 2023.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth the number of shares acquired and aggregate dollar amount realized pursuant to the exercise of options and vesting of stock awards by our named executive officers during the year ended December 31, 2023.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Ronald Glibbery	—	—	1,668	29,514
James Sullivan	—	—	626	11,076
Bradley Lynch	—	—	834	14,757

(1)	The aggregate dollar value realized upon vesting represents the closing price of a share of common stock on the Nasdaq at the date of vesting, multiplied by the total number of shares vested.

EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS AND AGREEMENTS

Our Executive Change-in-Control and Severance Policy (the “Policy”) provides benefits that are intended to encourage the continued dedication of our executive officers and to mitigate potential disincentives to the consideration of a transaction that would result in a change in control, particularly where the services of our named executive officers may not be required by a potential acquirer. The Policy provides for benefits for our named executive officers in the event of a “Change-in-Control,” which is generally defined as:

●	an acquisition of 45% or more of our common stock or voting securities by any “person,” as defined under the Exchange Act; or

●	consummation of a complete liquidation or dissolution of the Company or a merger, consolidation, reorganization or sale of all or substantially all of our assets (collectively, a “Business Combination”) other than a Business Combination in which (A) our stockholders receive 50% or more of the stock of the corporation resulting from the Business Combination and (B) at least a majority of the board of directors of such resulting corporation were our incumbent directors immediately prior to the consummation of the Business Combination, and (C) after which no individual, entity or group (excluding any corporation or other entity resulting from the Business Combination or any employee benefit plan of such corporation or of ours) who did not own 45% or more of the stock of the resulting corporation or other entity immediately before the Business Combination owns 45% or more of the stock of such resulting corporation or other entity.

Under the Policy, the following compensation and benefits are to be provided to our chief executive officer upon the occurrence of a Change-in-Control, and in the case of our other named executive officers, upon a Change-in-Control combined with a termination of the named executive officer’s employment without cause, or due to disability or resignation for good reason (as defined in the Policy) in connection with the Change-in-Control or within 24 months after it:

●	any base salary earned but not yet paid through the date of termination;

●	any annual or discretionary bonus earned but not yet paid to him for any calendar year prior to the year in which his termination occurs;

●	any compensation under any deferred compensation plan of ours or deferred compensation agreement with us then in effect;

●	a single lump sum payment equal to the sum of (a) one year of his or her then-current base salary plus (b) the average of his or her annual bonus payments in the preceding three years or such shorter time as he or she has been employed by us (with prorated weighting assigned to any bonus earned for a partial year of employment), which payment will be made within 60 days following the Change-in-Control (in the case of the chief executive officer), or 60 days following the date of employment termination (in the case of all other named executive officers).

●	vesting in 100% of all outstanding equity awards as of the date of the Change-in-Control for the chief executive officer, or as of the date of termination of employment for all other named executive officers;

●	reimbursement of any business expenses incurred by him through the date of termination but not yet paid;

●	reimbursement of the cost of continuation of medical benefits for a period of 12 months; and

●	outstanding equity awards that are structured as stock options, stock appreciation rights or similar awards shall be amended effective as of the date of termination to provide that such awards will remain outstanding and exercisable until the earlier of (a) 12 months following the date of the Change-in-Control for the chief executive officer, or the termination of employment for the other named executive officers, and (b) the expiration of the award’s initial term.

Under the Policy, “cause” means the executive’s:

●	willful failure to attend to the executive’s duties that is not cured by the executive within 30 days of receiving written notice from the CEO (or, in the case of the CEO, from the board of directors) specifying such failure;

●	material breach of the executive’s then-current employment agreement (if any) that is not cured by the executive within 30 days of receiving written notice from the CEO (or, in the case of the CEO, from the board of directors) specifying such breach;

●	conviction of (or plea of guilty or nolo contendere to) any felony or any misdemeanor involving theft or embezzlement; or

●	misconduct resulting in material harm to our business or reputation, including fraud, embezzlement, misappropriation of funds or a material violation of the executive’s employment, confidential information, non-disclosure, invention assignment and arbitration agreement.

Under the Policy, “good reason” means the occurrence of any of the following conditions without the executive’s consent, but only if such condition is reported by the executive within 90 days of the executive’s knowledge of such condition and remains uncured 30 days after written notice from the executive to the board of directors of said condition:

●	a material reduction in the executive’s then-current base salary or annual target bonus (expressed as a percentage of Executive’s then-current base salary), except for a reduction proportionate to reductions concurrently imposed on all other members of the Company’s executive management;

●	a material reduction in the executive’s then-current employee benefits package, taken as a whole, except for a reduction proportionate to reductions concurrently imposed on all other members of executive management;

●	a material reduction in the executive’s responsibilities with respect to our overall operations, such that continuity of responsibilities with respect to business operations existing prior to a corporate transaction will serve as a material reduction in responsibilities if such business operations represent only a subsidiary or business unit of the larger enterprise after the corporate transaction;

●	a material reduction in the responsibilities of the executive’s direct reports, including a requirement for the chief executive officer to report to another officer as opposed to our board of directors or a requirement for any other executive to report to any officer other than our chief executive officer;

●	a material breach by us of any material provision of the executive’s then-current employment agreement (if any);

●	a requirement that the executive relocate to a location more than 35 miles from the executive’s then-current office location, unless such office relocation results in the distance between the new office and Executive’s home being closer or equal to the distance between the prior office and the executive’s home;

●	a failure of a successor or transferee to assume our obligations under this Policy; or

●	a failure to nominate the executive for election as a board of directors director, if, at the proper time for nomination, the executive is a member of the board of directors.

Notwithstanding the above, in lieu of the payments and benefits payable under the Policy to Mr. Glibbery as our chief executive officer, Mr. Glibbery will receive change-in control payments and benefits in accordance with the terms and conditions of his employment agreement. The table below summarizes the payments Mr. Glibbery would be entitled to depending on the respective type of termination of his employment.

Termination Type	Payments and Benefits
Termination for Cause or Voluntary Resignation	(i)	accrued and unpaid base salary and any other payments required by law, including those in connection with accrued vacation; and

	(ii)	reimbursement for business expenses.

Termination Without Cause, for Good Reason, upon Change of Control, Death or Disability	(i)	accrued and unpaid base salary and any other payments required by law including those in connection with accrued vacation;

	(ii)	reimbursement for business expenses;

	(iii)	the payment of the greater of (A) the sum of: (x) pay in lieu of notice of termination, in the amount required pursuant to the ESA (as defined in Mr. Glibbery’s employment agreement), and (y) statutory severance pay (if applicable) in the amount required to be provided pursuant to the ESA; or (B) twenty-four (24) months of base salary in lieu of notice, calculated solely by reference to the base salary except and only to the extent as otherwise minimally required by the ESA, to be paid in the form of a lump sum;

	(iv)	any bonus awarded but not yet paid in respect of the fiscal year preceding the termination date;

	(v)	bonus for the year in which the employment terminates, prorated pursuant to the employment agreement;

	(vi)	all benefits (as existed on the date notice of termination is provided) for the duration of the Severance Period (as defined in Mr. Glibbery’s employment agreement);

	(vii)	any unvested equity and equity-related compensation that has been issued pursuant to the Plan will be immediately accelerated and vested as of the termination date;

	(viii)	any vested equity and equity-related compensation that has been issued under the Plan will remain exercisable until 24 months following such termination; and

	(ix)	any other benefits and/or perquisites shall continue until the end of the ESA Notice Period (as defined in Mr. Glibbery’s employment agreement).

The information below describes the severance benefits payable to (i) Mr. Glibbery under his employment agreement and (ii) Messrs. Lynch and Sullivan under the Policy, as if such arrangements had been in effect and a Change-in-Control occurred on December 31, 2023, and the employment of each of our named executive officers was terminated without cause immediately following the Change-in-Control:

Name	Base Salary ($)(1)	Incentive Plans ($)(2)	Continuation of Benefits ($)(3)	Stock Option Vesting ($)(4)	Stock Award Vesting ($)(5)	Total ($)
Ronald Glibbery	800,000	300,000	11,004	17,237	18,670	1,146,912
James Sullivan	305,000	183,000	12,743	—	9,320	510,084
Bradley Lynch	275,000	137,500	5,502	22,545	6,990	442,045

(1)	Represents cash severance payments based on the executive’s salary at December 31, 2023, in an amount equal to two years of base salary for Mr. Glibbery and one year of base salary for Messrs. Lynch and Sullivan.
(2)	For Mr. Glibbery, the amount represents payment of his annual target bonus amount. For Messrs. Lynch and Sullivan, the amount represents the average of each executive’s annual performance incentive payments in the preceding three years.
(3)	Represents the aggregate amount of all premiums payable for the continuation of each executive’s health benefits for one or two years, as applicable, based on the amounts of such premiums at December 31, 2023.
(4)	The value is calculated as the intrinsic value per share, multiplied by the number of shares that would become fully vested upon the Change-in-Control. The intrinsic value per share would be calculated as the excess of the closing price of the common stock on the Nasdaq of $11.20 on December 29, 2023 over the exercise price of the option. If the value is less than zero, it is deemed to be zero for the purposes of these calculations.
(5)	The value is calculated as the intrinsic value per share, multiplied by the number of shares that would become fully vested upon the Change-in-Control. The intrinsic value per share is considered as the closing price of our common stock on the Nasdaq of $11.20 on December 29, 2023.

If a Change-in-Control occurred on December 31, 2023, under the Policy, the following numbers of option and award shares would have vested immediately as a result of acceleration on December 31, 2023:

Name	Number of Accelerated Option and Award Shares
Ronald Glibbery	3,208
James Sullivan	834
Bradley Lynch	2,641

Employment Agreements

In addition to the agreements containing the Change-in-Control provisions summarized above, we have entered into our standard form of employment, confidential information, invention assignment and arbitration agreement with each of the named executive officers.

We also have entered into agreements to indemnify our current and former directors and certain executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, provide for indemnification of our directors and certain executive officers for many expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person’s services as a director or executive officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provided services at our request.

DIRECTOR COMPENSATION

The following table summarizes the compensation we paid to our non-employee directors in the year ended December 31, 2023. Columns disclosing compensation under the headings “Option Awards,” “Non-Equity Incentive Plan Compensation,” and “Change in Pension Value and Nonqualified Deferred Compensation Earnings” are not included because no compensation in these categories was awarded to, earned by or paid to our non-employee directors in the year ended December 31, 2023.

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)(1)	All Other Compensation ($)		Total ($)
Robert Y. Newell	56,250	(1)	19,876	—		76,126
Ian McWalter	55,000	(2)	19,876	—		74,876
Andreas Melder	50,000	(3)	19,876	—		69,876
Daniel Lewis	35,000	(4)	19,876	105,000	(5)	159,876

(1)	Consists of (i) $45,000 of fees earned in 2023, of which $22,500 was not paid in 2023, and (ii) $11,250 of fees earned in 2022 and paid in 2023.
(2)	Consists of (i) $44,000 of fees earned in 2023, of which $22,000 was not paid in 2023, and (ii) $11,000 of fees earned in 2022 and paid in 2023.
(3)	Consists of (i) $40,000 of fees earned in 2023, of which $20,000 was not paid in 2023, and (ii) $10,000 of fees earned in 2022 and paid in 2023.
(4)	Includes $17,500 of fees earned but not paid in 2023.
(5)	Represents a cash bonus paid to Mr. Lewis in January 2023 equal to 3% of the gross proceeds we received from the sale of our Virtual Accelerator Engine intellectual property, pursuant to the terms of his offer of employment, dated August 8, 2018, as amended on April 15, 2022. Mr. Lewis resigned as our Vice President, General Manager of Memory Products in December 2022.

Director Fee Compensation

As a small company, it can be challenging for us to attract new non-employee directors. Nasdaq and SEC regulations require that a majority of the directors on our board of directors and its committees be independent, non-employee directors, as defined by each entity. In December 2021, we amended our director compensation structure and adopted our Outside Director Compensation Plan (the “Director Plan”). Under the Director Plan, we pay the following annual cash retainer fees, payable in quarterly installments, to our non-employee directors for their service on our board of directors and, as applicable, for service on committees of our board of directors:

●	$35,000 for service on the board of directors;

●	$8,000 for service as chairperson of the Audit Committee;

●	$3,000 for service as a member of the Audit Committee;

●	$6,000 for service as chairperson of the Compensation Committee; and

●	$2,000 for service as a member of the Compensation Committee.

Director Equity Compensation

Under the Director Plan, upon initial appointment to our board of directors, each non-employee director will receive a stock option with a value of $100,000, calculated by dividing the $100,000 by the closing trading price of our common stock on the date of grant. The initial stock option will have an exercise price equal to the closing price of our common stock on the date of grant and will vest as to one-third of the shares on the first annual anniversary of the grant and the remaining shares quarterly over the subsequent two years, provided the non-employee director continues to serve on the board of directors. In the event of a merger, sale of substantially all of our assets or similar transaction, vesting of all director options would accelerate as to 100% of the unvested shares subject to the award.

Non-employee directors will also receive an annual equity award of restricted stock units of common stock equal to $50,000 of value per non-employee director. The restricted stock unit award will be made upon initial appointment to our board of directors and then subsequently at the first scheduled meeting of the board of directors following our annual meeting of stockholders. The number of restricted stock units will be calculated by dividing $50,000 by the closing trading price of our common stock on the date of the award. The restricted stock unit award will vest in full on the earlier to occur of the next annual meeting of stockholders or the one-year anniversary of the award. All equity awards granted under the Director Plan will be made from the 2019 Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

Below we describe any transactions to which we have been a participant, in which the amount involved in the transaction exceeds or will exceed the lesser of $120,000 or one percent of the average of our total assets at year end for each of the last two completed fiscal years and in which any of our directors, director nominees, executive officers, or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest since January 1, 2021.

A family member of one of our executive officers previously served as a consultant to us. During the year ended December 31, 2022, we paid approximately $162,000 to the consultant. During the year ended December 31, 2021, Peraso Tech paid approximately $208,000 to the consultant.

Additionally, a family member of one of our executive officers is an employee of the Company. During the years ended December 31, 2023 and 2022, we paid approximately $111,400 and $101,000, respectively, to the employed family member, which includes the aggregate grant date fair value, as determined pursuant to FASB ASC Topic 718, of an RSU awarded in April 2022. During the year ended December 31, 2021, Peraso Tech paid approximately $94,000 to the employed family member.

Review, Approval, or Ratification of Transactions with Related Persons

Our board of directors reviews issues involving potential conflicts of interest, and reviews and approves all related party transactions, including those required to be disclosed as a “related party” transaction under applicable federal securities laws. Our board of directors has not adopted any specific procedures for conducting reviews of potential conflicts of interest and considers each transaction in light of the specific facts and circumstances presented. However, to the extent a potential related party transaction is presented to our board of directors, we expect that the board of directors would become fully informed regarding the potential transaction and the interests of the related party, and would have the opportunity to deliberate outside of the presence of the related party. We expect that the board of directors would only approve a related party transaction that was in the best interests of the Company, and further would seek to ensure that any completed related party transaction was on terms no less favorable to us than could be obtained in a transaction with an unaffiliated third party. Other than as described above, no transaction requiring disclosure under applicable federal securities laws occurred since January 1, 2021 that was submitted to our board of directors for approval as a “related party” transaction.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of January 16, 2024 concerning the ownership of our common stock by:

●	each stockholder known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock (currently our only class of voting securities);

●	each of our directors;

●	each of the named executive officers; and

●	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act and includes all shares over which the beneficial owner exercises voting or investment power. Shares that are issuable upon the exercise of options, warrants and other rights to acquire common stock that are presently exercisable or exercisable within 60 days of January 16, 2024, the record date, are reflected in a separate column in the table below. These shares are taken into account in the calculation of the total number of shares beneficially owned by a particular holder and the total number of shares outstanding for the purpose of calculating percentage ownership of the particular holder. We have relied on information supplied by our officers, directors and certain stockholders and on information contained in filings with the SEC. Except as otherwise indicated, and subject to community property laws where applicable, we believe, based on information provided by these persons, that the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. To our knowledge, and based on existing information available to the Company as of January 16, 2024, no person or entity is the beneficial owner of more than 5% of the voting power of the Company’s stock. The percentage of beneficial ownership is based on 818,944 shares of common stock and exchangeable shares outstanding as of January 16, 2024.

Unless otherwise stated, the business address of each of our directors and named executive officers listed in the table is 2309 Bering Drive, San Jose, California 95131.

	Amount and Nature of Beneficial Ownership
Name and principal position	Number of Shares Beneficially Owned (Excluding Outstanding Options)(1)	Number of Shares Issuable on Exercise of Outstanding Options or Convertible Securities(2)	Percent of Class
Directors and Officers:
Ronald Glibbery	3,534	9,361	1.6%
Daniel Lewis	2,667	1,875	*
Robert Y. Newell	2,947	454	*
Ian McWalter	3,997	329	*
Andreas Melder	851	329	*
James Sullivan	1,379	665	*
Bradley Lynch	1,283	4,595	*
Alexander Tomkins	993	4,886	*
Mark Lunsford	627	—	*
All current directors and executive officers as a group (9 persons)	18,278	22,494	4.8%

*	Represents holdings of less than one percent.
(1)	Excludes shares subject to outstanding options, restricted stock units or other rights to acquire common stock that are exercisable within 60 days of January 16, 2024.
(2)	Represents the number of shares subject to outstanding options, restricted stock units or other rights to acquire common stock that are exercisable within 60 days of January 16, 2024.

DESCRIPTION OF CAPITAL STOCK

Capital Stock

The following description of our capital stock is summarized from, and qualified in its entirety by reference to, our certificate of incorporation, as amended, including the certificates of designation, as amended, setting forth the terms of our preferred stock. This summary is not intended to give full effect to provisions of statutory or common law. We urge you to review the following documents because they, and not this summary, define the rights of a holder of shares of common stock and preferred stock:

●	the General Corporation Law of the State of Delaware, or the “DGCL,” as it may be amended from time to time;

●	our certificate of incorporation, as it may be amended or restated from time to time; and

●	our bylaws, as they may be amended or restated from time to time.

General

As of the date of this prospectus, our authorized capital stock currently consists of 140,000,000 shares, which are divided into two classes consisting of 120,000,000 shares of common stock, par value $0.001 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share.

As of February 1, 2024, there were 723,838 shares of common stock outstanding and 1 share of Series A special voting preferred stock outstanding. As of February 1, 2024, there were outstanding 95,093 exchangeable shares exchangeable for 95,093 shares of common stock, 35,415 shares of common stock issuable upon the exercise of outstanding stock options, which options have a weighted average exercise price of $127.00 per share, 14,907 shares of common stock issuable upon the vesting of outstanding restricted stock units, 39,512 shares of common stock available for future issuance under the Amended and Restated 2019 Stock Incentive Plan, warrants to purchase up to 91,875 shares of common stock with an exercise price of $40.00 per share, warrants to purchase up to 142,858 shares of common stock with an exercise price of $28.00 per share, and warrants to purchase up to 7,143 shares of common stock with an exercise price of $28.00 per share.

Common Stock

At February 1, 2024, the shares of common stock outstanding were held of record by 68 stockholders. The actual number of stockholders is significantly greater than this number of stockholders of record and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of stockholders of record also does not include stockholders whose shares may be held in trust by other entities.

Each holder of our common stock is entitled to:

●	one vote per share on all matters submitted to a vote of the stockholders;

●	dividends as may be declared by our board of directors out of funds legally available for that purpose, subject to the rights of any preferred stock that may be outstanding; and

●	his, her or its pro rata share in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock in the event of liquidation.

Holders of common stock have no cumulative voting rights, redemption rights or preemptive rights to purchase or subscribe for any shares of our common stock or other securities. All of the outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our board of directors has the authority, subject to any limitations prescribed by Delaware law, to issue shares of preferred stock in one or more series and to fix and determine the relative rights and preferences of the shares constituting any series to be established, without any further vote or action by the stockholders. Any shares of our preferred stock so issued may have priority over our common stock with respect to dividend, liquidation and other rights.

Our board of directors may authorize the issuance of our preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. Although the issuance of our preferred stock could provide us with flexibility in connection with possible acquisitions and other corporate purposes, under some circumstances, it could have the effect of delaying, deferring or preventing a change of control.

Series A Special Voting Preferred Stock and Exchangeable Shares

We were formerly known as MoSys, Inc. (“MoSys”). On September 14, 2021, we and our subsidiaries, 2864552 Ontario Inc. and 2864555 Ontario Inc., entered into the Arrangement Agreement (the “Arrangement Agreement”) with Peraso Technologies Inc. (“Peraso Tech”), a privately-held corporation existing under the laws of the province of Ontario, to acquire all of the issued and outstanding common shares of Peraso Tech (“Peraso Shares”), including those Peraso Shares to be issued in connection with the conversion or exchange of secured convertible debentures and common share purchase warrants of Peraso Tech, as applicable, by way of a statutory plan of arrangement (the “Arrangement”), under the Business Corporations Act (Ontario).

Pursuant to the completion of the Arrangement, each Peraso Share that was issued and outstanding immediately prior to December 17, 2021 was converted into the right to receive newly issued shares of common stock of the Company or shares of 2864555 Ontario Inc., which are exchangeable for shares of the Company’s common stock (the “Exchangeable Shares”) at the election of each former Peraso Tech stockholder.

In connection with the Arrangement Agreement, on December 15, 2021, the Company filed the Certificate of Designation of Series A Special Voting Preferred Stock (the “Series A Certificate of Designation”) with the Secretary of State of the State of Delaware to designate Series A Special Voting Preferred Stock (the “Special Voting Share”) in accordance with the terms of the Arrangement Agreement in order to enable the holders of Exchangeable Shares to exercise their voting rights.

Each Exchangeable Share is exchangeable for one share of common stock of the Company and while outstanding, the Special Voting Share enables holders of Exchangeable Shares to cast votes on matters for which holders of the common stock are entitled to vote, and by virtue of the share terms relating to the Exchangeable Shares, to receive dividends that are economically equivalent to any dividends declared with respect to the shares of common stock.

A more detailed description of the Exchangeable Shares and the preferences, rights and limitations of the Special Voting Share is set forth in the Definitive Proxy Statement we filed with the SEC on October 18, 2021. The foregoing description of the Series A Certificate of Designation does not purport to be complete and is qualified in its entirety by reference to the full text thereof, a copy of which is filed as Exhibit 3.2 to the Current Report on Form 8-K filed with the SEC on December 20, 2021.

Antitakeover Effects of Provisions of Our Certificate of Incorporation and Bylaws and of Delaware Law

Certain provisions of our charter documents and Delaware law could have an anti-takeover effect and could delay, discourage or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might otherwise result in a premium being paid over the market price of our common stock.

Bylaws. Our bylaws provide that special meetings of stockholders may be called only by our chairman of the board, our chief executive officer, a majority of the total number of authorized directors or any individual holder of 25% of the outstanding shares of common stock. These provisions could delay consideration of a stockholder proposal until the next annual meeting. Our bylaws provide for an advance notice procedure for the nomination, other than by or at the direction of our board of directors, of candidates for election as directors, as well as for other stockholder proposals to be considered at annual meetings of stockholders. In addition, under our bylaws newly created directorships resulting from any increase in the number of directors or any vacancies in the board resulting from death, resignation, retirement, disqualification, removal from office or other cause during a director’s term in office can be filled by the vote of the remaining directors in office, and the board is expressly authorized to amend the bylaws without stockholder consent. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of our company.

Delaware Anti-Takeover Statute. Section 203 of the Delaware General Corporation Law, or DGCL, generally prohibits a publicly-held Delaware corporation from engaging in an acquisition, asset sale or other transaction resulting in a financial benefit to any person who, together with affiliates and associates, owns, or within three years did own, 15.0% or more of a corporation’s voting stock. The prohibition continues for a period of three years after the date of the transaction in which the person becomes an owner of 15.0% or more of the corporation’s voting stock, unless the business combination is approved in a prescribed manner. The statute could prohibit, delay, defer or prevent a change in control with respect to our company.

Indemnification

The following summary is qualified in its entirety by reference to the complete text of any statutes referred to below and to our certificate of incorporation, as amended, and our bylaws.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation states that, to the fullest extent permitted by the DGCL as it may be amended, none of our directors shall be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. The certificate of incorporation also states that we shall, to the fullest extent permitted by Section 145 of the DGCL, indemnify and hold harmless all of our directors. To the extent permitted by applicable law, we are also authorized to provide indemnification of (and advancement of expenses to) agents (and any other persons to which Delaware law permits us to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL, subject only to limits created by applicable Delaware law (statutory or non-statutory) with respect to actions for breach of duty to us, our stockholders, and others.

As permitted by our certificate of incorporation and the DGCL, our bylaws provide that we shall indemnify our directors and officers against actions by third parties, and that we shall indemnify our directors, officers and employees against actions brought by or on behalf of the Company. The bylaws also permit us to secure insurance on behalf of any officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability arising out of his or her actions in that capacity if he or she is serving at our request. We have obtained officer and director liability insurance with respect to liabilities arising out of various matters, including matters arising under the Securities Act.

We have entered into agreements with each of our directors that, among other things, indemnify them for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by them in any action or proceeding, including any action by us or in our right, arising out of the person’s services as a director or officer of ours or any other company or enterprise to which the person provides services at our request.

In the ordinary course of business, we enter into contractual arrangements under which we may agree to indemnify the counter-party from losses relating to a breach of representations and warranties, a failure to perform certain covenants, or claims and losses arising from certain external events as outlined within the contract, which may include, for example, losses arising from litigation or claims relating to past performance. Such indemnification clauses may not be subject to maximum loss clauses. We have also entered into indemnification agreements with our officers and directors. No material amounts related to these indemnifications were reflected in our consolidated financial statements for the years ended December 31, 2023 or 2022.

The Company has not estimated the maximum potential amount of indemnification liability under these agreements due to the limited history of prior claims and the unique facts and circumstances applicable to each particular agreement. To date, the Company has not made any payments related to these indemnification agreements.

DESCRIPTION OF OUTSTANDING WARRANTS

Outstanding June 2023 Warrants

On May 31, 2023, we entered into a Securities Purchase Agreement (the “June 2023 Purchase Agreement”) with an institutional investor, pursuant to which we sold in a registered direct offering, 56,250 shares of our common stock at a purchase price of $28.00 per share and pre-funded warrants, which pre-funded warrants have been exercised in full, to purchase up to 86,608 shares of common stock at an exercise price of $0.40 per share. In a concurrent private placement, we also issued to the institutional investor warrants (the “June 2023 Purchase Warrants”) to purchase up to 142,858 shares of common stock, all of which June 2023 Purchase Warrants are outstanding as of February 1, 2024.

We also issued to the placement agent for this offering warrants (the “June 2023 PA Warrants”) to purchase up to 7,143 shares of common stock.

The material terms of the June 2023 Purchase Warrants and the June 2023 PA Warrants are summarized below, which summaries are qualified in its entirety by reference to the forms of warrants incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

June 2023 Purchase Warrants

The June 2023 Purchase Warrants were immediately exercisable at an exercise price of $28.00 per share and expire on the five-year anniversary of the initial exercise date. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock. The June 2023 Purchase Warrants are also subject to certain other adjustments, including with respect to subsequent rights offerings and pro rata distributions.

The June 2023 Purchase Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. If a registration statement registering the issuance of the shares of common stock underlying the June 2023 Purchase Warrants under the Securities Act is not then effective or available, the holder may exercise the warrant through a cashless exercise, in whole or in part, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the June 2023 Purchase Warrant. No fractional shares of common stock will be issued in connection with the exercise of a June 2023 Purchase Warrant. In lieu of fractional shares, we will either pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole share.

A holder will not have the right to exercise any portion of the June 2023 Purchase Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or on election of the holder, 9.99%) of the number of shares of our stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the June 2023 Purchase Warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon notice to us, provided that any increase in such percentage shall not be effective until 61 days after such notice to us.

In the case of certain fundamental transactions affecting the Company, a holder of June 2023 Purchase Warrants, upon exercise of such June 2023 Purchase Warrants after such fundamental transaction, will have the right to receive, in lieu of shares of the Company’s common stock, the same amount and kind of securities, cash or property that such holder would have been entitled to receive upon the occurrence of the fundamental transaction, had the June 2023 Purchase Warrants been exercised immediately prior to such fundamental transaction. In lieu of such consideration, a holder of June 2023 Purchase Warrants may instead elect to receive a cash payment based upon the Black-Scholes value of their June 2023 Purchase Warrants.

Pursuant to the terms of the June 2023 Purchase Agreement, we are prohibited from issuing or agreeing to issue shares of common stock or common stock equivalents that are variable until the earlier of 12 months after the date of the June 2023 Purchase Agreement or the date the purchaser no longer holds any June 2023 Purchase Warrants.

June 2023 PA Warrants

The June 2023 PA Warrants were immediately exercisable at an exercise price of $28.00 per share and expire on the five-year anniversary of the initial exercise date. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock.

The remaining material terms of the June 2023 PA Warrants are substantially similar to those of the June 2023 Purchase Warrants, subject to certain exceptions: the June 2023 PA Warrants are exercisable on a cashless basis at any time; in the event of a fundamental transaction, the holder of the June 2023 PA Warrants cannot elect to receive a cash payment based upon the Black-Scholes value of their warrants; and the June 2023 PA Warrants are not subject to adjustment with respect to subsequent rights offerings and pro rata distributions.

Outstanding November 2022 Warrants

On November 28, 2022, we entered into a Securities Purchase Agreement with an institutional investor, pursuant to which we sold in a registered direct offering, 32,500 shares of our common stock at a purchase price of $40,00 per share and pre-funded warrants, which pre-funded warrants have been exercised in full, to purchase up to 28,750 shares of common stock at an exercise price of $0.40 per share. In a concurrent private placement, we also issued to the institutional investor warrants (the “November 2022 Warrants”) to purchase up to 91,875 shares of common stock, all of which November 2022 Warrants are outstanding as of February 1, 2024.

The material terms of the November 2022 Warrants are summarized below, which summary is qualified in its entirety by reference to the form of warrant incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

The November 2022 Warrants were exercisable beginning six months and one day from the date of the Securities Purchase Agreement at an initial exercise price of $54.40 per share and expire on the five-year anniversary of the initial exercise date. The exercise price was adjusted to $40.00 per share pursuant to an amendment entered into on May 31, 2023. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock. The November 2022 Warrants are also subject to certain other adjustments, including with respect to subsequent rights offerings and pro rata distributions.

The November 2022 Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. If a registration statement registering the issuance of the shares of common stock underlying the November 2022 Warrants under the Securities Act is not then effective or available, the holder may exercise the warrant through a cashless exercise, in whole or in part, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the November 2022 Warrant. No fractional shares of common stock will be issued in connection with the exercise of a November 2022 Warrant. In lieu of fractional shares, we will either pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole share.

A holder will not have the right to exercise any portion of the November 2022 Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or on election of the holder, 9.99%) of the number of shares of our stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the November 2022 Warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon notice to us, provided that any increase in such percentage shall not be effective until 61 days after such notice to us.

In the case of certain fundamental transactions affecting the Company, a holder of November 2022 Warrants, upon exercise of such November 2022 Warrants after such fundamental transaction, will have the right to receive, in lieu of shares of the Company’s common stock, the same amount and kind of securities, cash or property that such holder would have been entitled to receive upon the occurrence of the fundamental transaction, had the November 2022 Warrants been exercised immediately prior to such fundamental transaction. In lieu of such consideration, a holder of November 2022 Warrants may instead elect to receive a cash payment based upon the Black-Scholes value of their November 2022 Warrants.

DESCRIPTION OF THE SECURITIES WE ARE OFFERING

Common Shares to be Issued as Part of this Offering

The material terms and provisions of our common stock and each other class of our securities which qualifies or limits our common stock are described above under the sections “Description of Capital Stock—Common Stock,” and “Description of Capital Stock—Preferred Stock” of this prospectus.

Warrants to be Issued as Part of this Offering

Common warrants

The Series A warrants and the Series B warrants will be issued in forms filed as exhibits to the registration statement of which this prospectus is a part. You should review copies of the forms of Series A warrant and Series B warrant for a complete description of the terms and conditions applicable to the Series A warrants and Series B warrants.

Pursuant to a warrant agency agreement between us and Equiniti Trust Company, as warrant agent, the common warrants will be issued in book-entry form and shall initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC. The following is a brief summary of the common warrants and is still subject in all respect to the provisions contained in the form of common warrant.

Duration and Exercise Price

Each Series A warrant will have an exercise price of $         per share, will be immediately exercisable upon issuance and will expire on the fifth anniversary of the date of issuance. Each Series B warrant will have an exercise price of $         per share, will be immediately exercisable upon issuance and will expire on the six month anniversary of the date of issuance. The exercise price of the common warrants and number of shares of common stock issuable upon exercise of the common warrants is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock and the exercise price.

The common warrants will be issued separately from the common stock and pre-funded warrants included in this offering. Each share of our common stock or pre-funded warrant purchased in this offering will include one Series A warrant to purchase two shares of our common stock and one Series B warrant to purchase two shares of our common stock.

Exercisability

The common warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below in “⸺Certain Adjustments”). A holder may not exercise any portion of the common warrant to the extent that the holder would beneficially own more than 4.99% (or, at the election of the purchaser prior to the date of issuance, 9.99%) of the outstanding common stock after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s common warrants up to 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the common warrants.

Certain Adjustments

The exercise price and the number of shares issuable upon exercise of the common warrants is subject to appropriate adjustment in the event of stock splits, stock dividends, recapitalizations, reorganizations, schemes, arrangements or similar events affecting our common stock. The common warrant holders must pay the exercise price in cash or wire transfer of immediately available funds upon exercise of the common warrants, unless such holders are utilizing the cashless exercise provision of the common warrants, which is only available in certain circumstances such as if the underlying shares are not registered with the SEC pursuant to an effective registration statement. We intend to use commercially reasonable best efforts to have the registration statement of which this prospectus forms a part, effective when the common warrants are exercised.

Fundamental Transactions

In the event we consummate a merger or consolidation with or into another person or other reorganization event in which our common shares are converted or exchanged for securities, cash or other property, or we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets or we or another person acquire 50% or more of our outstanding shares of common stock, then following such event, the holders of the common warrants will be entitled to receive upon exercise of the common warrants the same kind and amount of securities, cash or property which the holders would have received had they exercised the common warrants immediately prior to such fundamental transaction. Any successor to us or surviving entity shall assume the obligations under the common warrants. Additionally, as more fully described in the common warrant, in the event of certain fundamental transactions, the holders of the common warrants will be entitled to receive consideration in an amount equal to the Black Scholes value of the common warrants on the date of consummation of such transaction.

Transferability

Subject to applicable laws and the restriction on transfer set forth in the common warrant, the common warrant may be transferred at the option of the holder upon surrender of the common warrant to us together with the appropriate instruments of transfer.

Exchange Listing

There is no established trading market for the common warrants. In addition, we do not intend to apply for the listing of the common warrants on any national securities exchange. Without an active trading market, the liquidity of the common warrants will be limited.

Right as a Stockholder

Except as otherwise provided in the common warrants or by virtue of such holder’s ownership of shares of our common stock, the holders of the common warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their common warrants.

Waivers and Adjustments

Subject to certain exceptions, any terms of the common warrants may be amended or waived with our written consent and the written consent of the holder.

Pre-Funded warrants

The pre-funded warrants will be issued in a form filed as an exhibit to the registration statement of which this prospectus is a part. You should review a copy of the form of pre-funded warrant for a complete description of the terms and conditions applicable to the pre-funded warrants.

Pursuant to a warrant agency agreement between us and Equiniti Trust Company, as warrant agent, the pre-funded warrants will be issued in book-entry form and shall initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC. The following is a brief summary of the pre-funded warrants and is still subject in all respect to the provisions contained in the form of pre-funded warrant.

Duration and Exercise Price

The pre-funded warrants offered hereby will have an exercise price of $0.001 per share. The pre-funded warrants will be immediately exercisable upon issuance and may be exercised at any time until the pre-funded warrants are exercised in full. The exercise prices and numbers of shares of common stock issuable upon exercise are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock.

Exercisability

The pre-funded warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise. A holder (together with its affiliates) may not exercise any portion of such holder’s pre-funded warrants to the extent that the holder would own more than 4.99% (or 9.99%, at the holder’s election) of our outstanding common stock immediately after exercise, except that upon notice from the holder to us, the holder may decrease or increase the limitation of ownership of outstanding stock after exercising the holder’s pre-funded warrants up to 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the pre-funded warrants, provided that any increase in such limitation shall not be effective until 61 days following notice to us.

Fundamental Transactions

In the event we consummate a merger or consolidation with or into another person or other reorganization event in which our common shares are converted or exchanged for securities, cash or other property, or we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets or we or another person acquire 50% or more of our outstanding shares of common stock, then following such event, the holders of the pre-funded warrants will be entitled to receive upon exercise of the pre-funded warrants the same kind and amount of securities, cash or property which the holders would have received had they exercised the pre-funded warrants immediately prior to such fundamental transaction. Any successor to us or surviving entity shall assume the obligations under the pre-funded warrants.

Transferability

Subject to applicable laws and the restriction on transfer set forth in the pre-funded warrant, the pre-funded warrant may be transferred at the option of the holder upon surrender of the pre-funded warrant to us together with the appropriate instruments of transfer.

Exchange Listing

There is no established trading market for the pre-funded warrants. In addition, we do not intend to apply for the listing of the pre-funded warrants on any national securities exchange. Without an active trading market, the liquidity of the pre-funded warrants will be limited.

Right as a Stockholder

Except as otherwise provided in the pre-funded warrants or by virtue of such holder’s ownership of shares of our common stock, the holders of the pre-funded warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their pre-funded warrants.

Waivers and Adjustments

Subject to certain exceptions, any terms of the pre-funded warrants may be amended or waived with our written consent and the written consent of the holder.

Representative Warrants

The Representative Warrants will be issued in a form filed as an exhibit to the registration statement of which this prospectus is a part. You should review a copy of the form of Representative Warrant for a complete description of the terms and conditions applicable to the Representative Warrants.

We have agreed to issue Representative Warrants to the representative of the underwriters, upon the closing of this offering, which entitle it to purchase up to                  shares of common stock, or                  shares of common stock assuming the exercise of the over-allotment option in full. The Representative Warrants will have an exercise price equal to $      per share of common stock. The Representative Warrants will be exercisable immediately upon issuance, at any time and from time to time, in whole or in part, during the five-year period commencing from the commencement of sales of this offering, and otherwise on substantially similar terms to the Series A warrants issued to investors as part of the offering. The Representative Warrants and the shares of common stock underlying the Representative Warrants are being registered on the registration statement of which this prospectus is a part.

UNDERWRITING

We are offering the securities described in this prospectus through the underwriters named below. We have entered into an underwriting agreement dated                                 , 2024 with Ladenburg Thalmann & Co. Inc., as the representative of the underwriters in this offering. Subject to the terms and conditions of the underwriting agreement, the underwriters have agreed to purchase the number of our securities set forth opposite its name below.

Underwriters	Number of Shares	Number of Pre-funded Warrants	Number of Series A Warrants	Number of Series B Warrants
Ladenburg Thalmann & Co. Inc.
Totals

A copy of the underwriting agreement has been filed as an exhibit to the registration statement of which this prospectus is part.

We have been advised by the underwriters that they propose to offer the shares of common stock, pre-funded warrants, if any, and common warrants directly to the public at the public offering price set forth on the cover page of this prospectus. Any securities sold by the underwriters to securities dealers will be sold at the public offering price less a selling concession not in excess of $         per share of common stock (or per pre-funded warrant) and $        per common warrant to purchase shares of common stock.

The underwriting agreement provides that the underwriters’ obligation to purchase the securities we are offering is subject to conditions contained in the underwriting agreement.

No action has been taken by us or the underwriters that would permit a public offering of the securities in any jurisdiction outside the United States where action for that purpose is required. None of our securities included in this offering may be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of any of the securities offering hereby be distributed or published in any jurisdiction except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of securities and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy the securities in any jurisdiction where that would not be permitted or legal.

The underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Underwriting Discount and Expenses

The following table summarizes the underwriting discount and commission to be paid to the underwriters by us.

	Per Share and Accompanying Common Warrants (1)	Per Pre-Funded Warrant and Accompanying Common Warrants (1)	Total Without Over- Allotment	Total With Full Over- Allotment
Public offering price	$	$	$	$
Underwriting discounts and commissions(2)(3)	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

(1)	The public offering price and underwriting discount corresponds, in respect of the securities of (i) a public offering price per share of common stock (or pre-funded warrant) of $ ($ net of the underwriting discount), (ii) a public offering price per Series A warrant of $ ($ net of the underwriting discount) and (iii) a public offering price per Series B warrant of $ ($ net of the underwriting discount).

(2)	We have also agreed to pay the representative of the underwriters a management fee equal to 1.0% of the aggregate gross proceeds received from the sale of the securities in the transaction and reimburse the accountable expenses of the representative of the underwriters, including a pre-closing expense allowance of up to a maximum of $50,000 and an additional closing expense allowance up to a maximum of $85,000.
(3)	We have granted a 45-day option to the underwriters to purchase up to 156,976 additional shares of common stock, Series A warrants exercisable for up to an additional 313,953 shares of common stock and/or Series B warrants exercisable for up to an additional 313,953 shares of common stock at the assumed public offering price per share of common stock and the assumed public offering price per common warrant set forth above less the underwriting discounts and commissions solely to cover over-allotments, if any.

We estimate the total expenses payable by us for this offering to be approximately $780,000, which amount includes (i) the underwriting discount of approximately $360,000, (ii) the management fee of approximately $45,000, (iii) reimbursement of the accountable expenses of the underwriters, including the legal fees of the representative of the underwriters, in an amount not to exceed $135,000 and (iv) other estimated company expenses of approximately $240,000, which includes legal, accounting, printing costs and various fees associated with the registration and listing of our securities.

The securities we are offering are being offered by the underwriters subject to certain conditions specified in the underwriting agreement.

We previously entered into a nonbinding engagement agreement with an investment bank to explore potential strategic alternatives, including a merger, sale of assets or other similar transaction (a “Strategic Transaction”). We terminated this agreement in January 2024. Pursuant to the terms of the engagement agreement, we are obligated to pay the investment bank a cash fee equal to 6% of the gross proceeds received from investors that participate in this offering within twelve months after the termination of the engagement agreement, only if such investors (i) were contacted by the investment bank or by us regarding a Strategic Transaction or (ii) contacted the investment bank or us regarding a Strategic Transaction or the investment bank assisted in substantive discussions with such investors during the term of the engagement agreement regarding a Strategic Transaction.

Over-allotment Option

We have granted to the underwriters an option exercisable not later than 45 days after the date of this prospectus to purchase up to an additional 156,976 shares of common stock, additional Series A warrants exercisable for up to an additional 313,953 shares of common stock and/or additional Series B warrants exercisable for up to an additional 313,953 shares of common stock at the assumed public offering price per share of common stock and the public offering price per common warrant set forth on the cover page hereto less the underwriting discounts and commissions. The underwriters may exercise the option solely to cover overallotments, if any, made in connection with this offering. If any additional shares of common stock, Series A warrants and/or Series B warrants are purchased, the underwriters will offer these shares, Series A warrants and/or Series B warrants on the same terms as those on which the other securities are being offered.

Representative Warrants

We have agreed to issue Representative Warrants to the representative of the underwriters, upon the closing of this offering, which entitle it to purchase up to 73,255 shares of common stock, or 84,244 shares of common stock assuming the exercise of the over-allotment option in full. The Representative Warrants will have an exercise price equal to $      per share of common stock. The Representative Warrants will be exercisable immediately upon issuance, at any time and from time to time, in whole or in part, during the five-year period commencing from the commencement of sales of this offering, and otherwise on substantially similar terms to the Series A warrants issued to investors as part of the offering. The Representative Warrants and the shares of common stock underlying the Representative Warrants are being registered on the registration statement of which this prospectus is a part.

Right of First Refusal

We have granted to Ladenburg Thalmann & Co. Inc. the right of first refusal for a period of eighteen months following the closing of this offering to act as sole bookrunner, exclusive placement agent or exclusive sales agent in connection with any financing of the Company, subject to certain conditions.

Tail Financing Payments

We have also agreed to pay the representative of the underwriters a tail fee equal to 9% of the total gross proceeds received by us from any investor who was contacted by the representative of the underwriters during the term of its engagement and issue the Representative Warrants, subject to the terms in the underwriting agreement, if such investor provides us with capital in any public or private offering or other financing or capital raising transaction for a period of twelve months after expiration or termination of the engagement with the representative of the underwriters.

Listing

Our shares of common stock are listed on The Nasdaq Capital Market under the symbol “PRSO.”

The last reported sale price of our shares of common stock on February 1, 2024 was $4.30 per share. The final public offering price will be determined between us, the underwriters and the investors in the offering, and may be at a discount to the current market price of our common stock. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final public offering price. There is no established public trading market for the warrants, and we do not expect such a market to develop. In addition, we do not intend to apply for a listing of the warrants on any national securities exchange or other nationally recognized trading system.

Lock-up Agreements

Each of our officers, directors and each of their respective affiliates and associated partners, and certain affiliated stockholders have agreed with the underwriters to be subject to a lock-up period of 90 days following the date of this prospectus. This means that, during the applicable lock-up period, such persons may not offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock. Certain limited transfers are permitted during the lock-up period if the transferee agrees to these lock-up restrictions. We have also agreed, in the underwriting agreement, to similar lock-up restrictions on the issuance and sale of our securities from the date of this prospectus for a period of 90 days following the closing of this offering, subject to certain exceptions. Ladenburg Thalmann & Co. Inc. may, in its sole discretion and without notice, waive the terms of any of these lock-up agreements.

Additionally, pursuant to the underwriting agreement, subject to certain exceptions, we agreed that from the date of such agreement until one year following the closing date of this offering, we will not effect or enter into an agreement to effect any issuance by us or our subsidiaries of common stock or common stock equivalents (or a combination of units thereof) involving a Variable Rate Transaction (as defined in such underwriting agreement); provided that after 90 days following the closing date of this offering, the entry into and/or issuance of shares of our common stock in an “at the market” offering with the representative as sales agent shall not be deemed a Variable Rate Transaction.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company.

Determination of Offering Price

Our common stock is currently traded on The Nasdaq Capital Market under the symbol “PRSO.” On February 1, 2024, the closing price of our common stock was $4.30 per share. We do not intend to apply for listing of the warrants on any securities exchange or other trading system.

The public offering price of the securities offered by this prospectus will be determined by negotiation between us and the underwriters. Among the factors that will be considered in determining the public offering price:

●	our history and our prospects;

●	the industry in which we operate;

●	our past and present operating results;

●	the previous experience of our executive officers; and

●	the general condition of the securities markets at the time of this offering.

The public offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the shares of common stock or warrants sold in this offering. That price is subject to change as a result of market conditions and other factors and we cannot assure you that the shares of common stock and warrants sold in this offering can be resold at or above the public offering price.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in syndicate covering transactions stabilizing transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock:

●	Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Such a naked short position would be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

●	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These syndicate covering transactions, stabilizing transactions, and penalty bids may have the effect of raising or maintaining the market prices of our securities or preventing or retarding a decline in the market prices of our securities. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The Nasdaq Capital Market, in the over-the-counter market or on any other trading market and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriters also may engage in passive market making transactions in our common stock in accordance with Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of the distribution. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for that security. However, if all independent bids are lowered below the passive market maker’s bid that bid must then be lowered when specific purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of our securities. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transactions, once commenced will not be discontinued without notice.

Other Relationships

From time to time, certain of the underwriters and their affiliates may provide in the future, various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they will receive customary fees and commissions. The representative of the underwriters may receive additional compensation in connection with advisory services.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities arising under the Securities Act, or to contribute to payments that the underwriters may be required to make for these liabilities.

Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by the underwriters, if any, participating in this offering and the underwriters may distribute prospectuses electronically. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

LEGAL MATTERS

The validity of the shares of common stock and warrants offered hereby will be passed upon for us by Mitchell Silberberg & Knupp LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Ellenoff Grossman & Schole LLP, New York, New York.

EXPERTS

Our consolidated financial statements as of and for the years ended December 31, 2022 and 2021 appearing elsewhere in this prospectus have been included herein in reliance upon the report, which includes an explanatory paragraph as to our ability to continue as a going concern, of Weinberg & Company, P.A., an independent registered public accounting firm, and upon the authority of said firm as experts in auditing and accounting in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, under the Securities Act, a registration statement on Form S-1 relating to the securities offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our company and the securities we are offering by this prospectus you should refer to the registration statement, including the exhibits and schedules thereto. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is http://www.sec.gov.

We file periodic reports, proxy statements and other information with the SEC in accordance with requirements of the Exchange Act. These periodic reports, proxy statements and other information are available at the SEC’s website address referred to above. You may also access our reports and proxy statements free of charge at our website, www.peraso.com. The information contained on our website is not a prospectus and does not constitute a part of this prospectus. The prospectus included in this filing is part of a registration statement filed by us with the SEC. The full registration statement can be obtained from the SEC, as indicated above, or from us. You may request a copy of any of our periodic reports filed with the SEC at no cost, by writing or telephoning us at the following address:

Peraso Inc.

2309 Bering Dr.

San Jose, California 95131

Tel: (408) 418-7500

Attention: James Sullivan, Chief Financial Officer

You should rely only on the information contained in or incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

PERASO INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months ended September 30, 2023 and September 30, 2022

Years ended December 31, 2022 and December 31, 2021

PERASO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except par value)

	September 30,	December 31,
	2023	2022
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$689	$1,828
Short-term investments	—	1,078
Accounts receivable, net	3,064	3,244
Inventories	5,696	5,348
Deferred cost of net revenue	—	600
Prepaid expenses and other	781	615
Total current assets	10,230	12,713

Property and equipment, net	1,624	2,225
Intangible assets, net	4,209	6,278
Right-of-use lease assets, net	647	1,147
Other	121	123
Total assets	$16,831	$22,486

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$2,583	$1,844
Accrued expenses and other	689	1,817
Deferred revenue	74	332
Short-term lease liabilities	348	687
Total current liabilities	3,694	4,680

Long-term lease liabilities	379	470
Warrant liabilities	1,003	2,079
Total liabilities	5,076	7,229

Commitments and contingencies (Note 4)
Stockholders’ equity
Preferred stock, $0.01 par value; 20,000 shares authorized; none issued and outstanding	—	—
Series A, special voting preferred stock, $0.01 par value; one share authorized; and one share issued and outstanding at September 30, 2023 and December 31, 2022, respectively	—	—
Common stock, $0.001 par value; 120,000 shares authorized; 633 shares and 357 shares issued and outstanding at September 30, 2023 and December 31, 2022, respectively	1	—
Exchangeable shares, no par value; unlimited shares authorized; 128 shares and 228 shares outstanding at September 30, 2023 and December 31, 2022, respectively	—	—
Additional paid-in capital	169,208	164,879
Accumulated other comprehensive loss	—	(25)
Accumulated deficit	(157,454)	(149,597)
Total stockholders’ equity	11,755	15,257
Total liabilities and stockholders’ equity	$16,831	$22,486

The accompanying notes are an integral part of these condensed consolidated financial statements.

PERASO INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

(In thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Net revenue
Product	$4,262	$3,060	$11,385	$10,384
Royalty and other	219	234	531	597
Total net revenue	4,481	3,294	11,916	10,981
Cost of net revenue	2,445	2,000	7,346	6,747
Gross profit	2,036	1,294	4,570	4,234
Operating expenses
Research and development	3,484	4,509	11,038	15,636
Selling, general and administrative	2,112	3,353	6,331	8,938
Gain on license and asset sale	—	(2,557)	(406)	(2,557)
Total operating expenses	5,596	5,305	16,963	22,017
Loss from operations	(3,560)	(4,011)	(12,393)	(17,783)
Change in fair value of warrant liabilities	2,615	—	4,239	—
Other income/(expense), net	322	3	297	(22)
Net loss	$(623)	$(4,008)	$(7,857)	$(17,805)

Other comprehensive loss, net of tax:
Net unrealized gain (loss) on available-for-sale securities	4	5	25	(36)
Comprehensive loss	$(619)	$(4,003)	$(7,832)	$(17,841)

Net loss per share
Basic and diluted	$(0.87)	$(8.00)	$(12.63)	$(35.68)
Shares used in computing net loss per share
Basic and diluted	715	501	622	499

Note: Share and per share amounts for the three and nine months ended September 30, 2023 and 2022 have been adjusted to reflect the impact of a 1-for-40 reverse stock split effected in January 2024, as discussed in Note 1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

PERASO INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited)

(In thousands)

	Series A							Accumulated
	Special Voting Preferred Stock		Common Stock		Exchangeable Shares		Additional Paid-In	Other Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Loss	Deficit	Total
Balance as of December 31, 2022	—	$—	357	$—	228	$—	$164,879	$(25)	$(149,597)	$15,257
Exchange of exchangeable shares	—	—	8	—	(8)	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	1,307	—	—	1,307
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	14	—	14
Net loss	—	—	—	—	—	—	—	—	(3,148)	(3,148)
Balance as of March 31, 2023	—	—	365	—	220	—	166,186	(11)	(152,745)	13,430
Exchange of exchangeable shares	—	—	76	1	(76)	—	(1)	—	—	—
Issuance of common stock under stock plan, net	—	—	4	—	—	—	(36)	—	—	(36)
Sale of common stock and warrants	—	—	56	—	—	—	3,548	—	—	3,548
Issuance of common stock upon exercise of warrants	—	—	53	—	—	—	21	—	—	21
Initial recognition of fair value of warrant liability	—	—	—	—	—	—	(3,162)	—	—	(3,162)
Stock-based compensation	—	—	—	—	—	—	1,319	—	—	1,319
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	7	—	7
Net loss	—	—	—	—	—	—	—	—	(4,086)	(4,086)
Balance as of June 30, 2023	—	—	554	1	144	—	167,875	(4)	(156,831)	11,041
Exchange of exchangeable shares	—	—	16	—	(16)	—	—	—	—	—
Issuance of common stock under stock plan, net	—	—	1	—	—	—	—	—	—	—
Issuance of common stock upon exercise of warrants	—	—	62	—	—	—	25	—	—	25
Stock-based compensation	—	—	—	—	—	—	1,308	—	—	1,308
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	4	—	4
Net loss	—	—	—	—	—	—	—	—	(623)	(623)
Balance as of September 30, 2023	—	$—	633	$1	128	$—	$169,208	$—	$(157,454)	$11,755

PERASO INC.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Unaudited)
(In thousands)

	Series A							Accumulated
	Special Voting Preferred Stock		Common Stock		Exchangeable Shares		Additional Paid-In	Other Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Loss	Deficit	Total
Balance as of December 31, 2021	—	$—	307	$—	233	$—	$159,268	$—	$(117,199)	$42,069
Exchange of exchangeable shares	—	—	3	—	(3)	—	—	—	—	—
Issuance of common stock under stock plan, net	—	—	—	—	—	—	(9)	—	—	(9)
Stock-based compensation	—	—	—	—	—	—	1,171	—	—	1,171
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	(37)	—	(37)
Net loss	—	—	—	—	—	—	—	—	(6,754)	(6,754)
Balance as of March 31, 2022	—	—	310	—	230	—	160,430	(37)	(123,953)	36,440
Issuance of common stock under stock plan, net	—	—	6	—	—	—	(50)	—	—	(50)
Stock-based compensation	—	—	—	—	—	—	1,738	—	—	1,738
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	(4)	—	(4)
Net loss	—	—	—	—	—	—	—	—	(7,043)	(7,043)
Balance as of June 30, 2022	—	—	316	—	230	—	162,118	(41)	(130,996)	31,081
Exchange of exchangeable shares	—	—	2	—	(2)	—	—	—	—	—
Issuance of common stock under stock plan, net	—	—	1	—	—	—	(2)	—	—	(2)
Stock-based compensation	—	—	—	—	—	—	1,448	—	—	1,448
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	5	—	5
Net loss	—	—	—	—	—	—	—	—	(4,008)	(4,008)
Balance as of September 30, 2022	—	$—	319	$—	228	$—	$163,564	$(36)	$(135,004)	$28,524

Note: Share and per share amounts for the period ended September 30, 2023 and 2022 have been adjusted to reflect the impact of a 1-for-40 reverse stock split effected in January 2024, as discussed in Note 1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

PERASO INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	Nine Months Ended
	September 30,
	2023	2022
Cash flows from operating activities:
Net loss	$(7,857)	$(17,805)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,764	2,289
Stock-based compensation	3,933	4,357
Change in fair value of warrant liabilities	(4,239)	—
Allowance for bad debt	(154)	683
Accrued interest	(17)	4
Other	3	199
Changes in assets and liabilities:
Accounts receivable	334	117
Inventories	(348)	(1,447)
Prepaid expenses and other assets	(164)	213
Deferred cost of net revenue	600	(600)
Accounts payable	739	(193)
Right-of-use assets	500	418
Lease liabilities - operating	(335)	(462)
Deferred revenue and other liabilities	(1,386)	(1,192)
Net cash used in operating activities	(5,627)	(13,419)
Cash flows from investing activities:
Purchases of property and equipment	(93)	(577)
Purchases of intangible assets	—	(21)
Proceeds from maturities of marketable securities	1,100	11,534
Purchases of marketable securities	—	(497)
Net cash provided by investing activities	1,007	10,439
Cash flows from financing activities:
Proceeds from sale of common stock, net	3,595	—
Taxes paid to net share settle equity awards	(36)	(61)
Repayment of financing leases	(78)	—
Net cash provided by (used in) financing activities	3,481	(61)
Net decrease in cash and cash equivalents	(1,139)	(3,041)
Cash and cash equivalents at beginning of period	1,828	5,893
Cash and cash equivalents at end of period	$689	$2,852
Supplemental disclosure:
Initial recognition of warrant liability	$3,162	$—
Recognition of right-of-use asset and lease liability	$—	$1,003
Unrealized (gain) loss on securities	$(25)	$36

The accompanying notes are an integral part of these condensed consolidated financial statements.

PERASO INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1. The Company and Summary of Significant Accounting Policies

Peraso Inc. (the Company), formerly known as MoSys, Inc. (MoSys), was incorporated in California in 1991 and reincorporated in 2000 in Delaware. The Company is a fabless semiconductor company and derives revenue from selling its semiconductor devices and antenna modules, performance of non-recurring engineering services and licensing of its technologies. The Company specializes in the development of millimeter wave (mmWave), which is generally described as the frequency band from 24 Gigahertz (GHz) to 300GHz, wireless technology. In addition, the Company also manufactures and sells high-performance memory semiconductor devices for a wide range of markets and receives royalties from licensees of its memory technology.

On September 14, 2021, the Company and its subsidiaries, 2864552 Ontario Inc. (Callco) and 2864555 Ontario Inc. (Canco), entered into an Arrangement Agreement (the Arrangement Agreement) with Peraso Technologies Inc. (Peraso Tech), a corporation existing under the laws of the province of Ontario, to acquire all of the issued and outstanding common shares of Peraso Tech (the Peraso Shares), including those Peraso Shares to be issued in connection with the conversion or exchange of secured convertible debentures and common share purchase warrants of Peraso Tech, as applicable, by way of a statutory plan of arrangement (the Arrangement) under the Business Corporations Act (Ontario). On December 17, 2021, following the satisfaction of the closing conditions set forth in the Arrangement Agreement, the Arrangement was completed and, the Company changed its name to “Peraso Inc.” and began trading on the Nasdaq Stock Market (the Nasdaq) under the symbol “PRSO.” For accounting purposes, Peraso Tech, the legal subsidiary, was treated as the accounting acquirer and the Company, the legal parent, was treated as the accounting acquiree. The transaction was accounted for as a reverse acquisition in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, Business Combinations.

The accompanying condensed consolidated financial statements of the Company have been prepared without audit. The condensed consolidated balance sheet as of December 31, 2022 has been derived from the audited consolidated financial statements at that date. Certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (GAAP) have been condensed or omitted in accordance with the rules and regulations of the Securities and Exchange Commission (SEC). The information in this report should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in its most recent annual report on Form 10-K filed with the SEC.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary to summarize fairly the Company’s financial position, results of operations and cash flows for the interim periods presented. The operating results for the three and nine months ended September 30, 2023 are not necessarily indicative of the results that may be expected for the year ending December 31, 2023 or for any other future period.

Liquidity and Going Concern

The Company incurred net losses of approximately $7.9 million for the nine months ended September 30, 2023 and $32.4 million for the year ended December 31, 2022 and had an accumulated deficit of approximately $157.5 million as of September 30, 2023. These and prior year losses have resulted in significant negative cash flows and have required the Company to raise substantial amounts of additional capital. To date, the Company has primarily financed its operations through offerings of equity and equity-linked securities, issuance of convertible notes and loans.

The Company expects to continue to incur operating losses for the foreseeable future as it secures new customers for and continues to invest in the development of its products. Further, the Company expects its cash expenditures to continue to exceed receipts for the foreseeable future, as its revenues will not be sufficient to offset its operating expenses.

The Company will need to increase revenues substantially beyond levels that it has attained in the past in order to generate sustainable operating profit and sufficient cash flows to continue doing business without raising additional capital from time to time.

As a result of the Company’s expected operating losses and cash burn for the foreseeable future, as well as recurring losses from operations, if the Company is unable to raise sufficient capital through additional debt or equity arrangements, there will be uncertainty regarding the Company’s ability to maintain liquidity sufficient to operate its business effectively, which raises substantial doubt as to the Company’s ability to continue as a going concern within one year from the date of issuance of these condensed consolidated financial statements. The Company’s independent registered public accounting firm, in its report on the Company’s consolidated financial statements for the year ended December 31, 2022, expressed substantial doubt about the Company’s ability to continue as a going concern. These condensed consolidated financial statements do not include any adjustments that might result from this uncertainty. There can be no assurance that such additional capital, whether in the form of debt or equity financing, will be sufficient or available and, if available, that such capital will be offered on terms and conditions acceptable to the Company. The Company’s primary focus is producing and selling its products. If the Company is unsuccessful in these efforts, it will need to implement additional cost reduction strategies, which could further affect its near- and long-term business plan. These efforts may include, but are not limited to, reducing headcount and curtailing business activities. The Company believes that its existing cash and cash equivalents as of September 30, 2023, plus expected receipts associated with product sales, will provide the Company with liquidity to fund its planned operating needs into the first quarter of 2024.

Basis of Presentation

The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The Company’s fiscal year ends on December 31 of each calendar year. Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations or cash flows.

Reverse Stock Split

On December 15, 2023, the Company filed a certificate of amendment to its amended and restated certificate of incorporation with the Secretary of State of the State of Delaware to effect a 1-for-40 reverse stock split of the Company’s shares of common stock. Further, on January 2, 2024, Canco filed a certificate of amendment to its amended and restated certificate of incorporation under the Ontario Business Corporations Act to effect a 1-for-40 reverse stock split of the outstanding exchangeable shares. Such amendments and ratio were previously approved by the Company’s stockholders and board of directors.

As a result of the reverse stock split, which was effective for trading purposes on January 3, 2024, every 40 shares of the Company’s pre-reverse split outstanding common stock and exchangeable shares were combined and reclassified into one share of common stock. Proportionate voting rights and other rights of holders of common stock and exchangeable shares were not affected by the reverse stock split. Any fractional shares of common stock and exchangeable shares resulting from the reverse stock split were rounded up to the nearest whole share. All stock options and restricted stock units outstanding and common stock reserved for issuance under the Company’s equity incentive plans and warrants outstanding immediately prior to the reverse stock split were adjusted by dividing the number of affected shares of common stock by 40 and, as applicable, multiplying the exercise price by 40, as a result of the reverse stock split. All share and per-share amounts in these condensed consolidated financial statements have been restated to reflect the reverse stock split as if it had occurred at the beginning of the earliest period presented.

Risks and Uncertainties

The Company is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, limited operating history and the volatility of public markets.

COVID-19 and World Unrest

The global outbreak of the coronavirus disease 2019 (COVID-19) was declared a pandemic by the World Health Organization and a national emergency by the U.S. government in March 2020.  This negatively affected the U.S. and global economy, disrupted global supply chains, significantly restricted travel and transportation, resulted in mandated closures and orders to “shelter-in-place” and created significant disruption of the financial markets. While the U.S. national emergency expired in May 2023 and substantially all closures and “shelter-in-place” orders have ended, there can be no assurance that the COVID-19 pandemic will not impact the Company’s operational and financial performance in the future, as the duration and spread of the pandemic and related actions taken by U.S. and foreign government agencies to prevent disease spread are uncertain, out of the Company’s control, and cannot be predicted.

World unrest due to wars and terrorist attacks have led to further economic disruptions. Mounting inflationary cost pressures and recessionary fears have negatively impacted the global economy. Since mid-2022, the U.S. Federal Reserve has addressed elevated inflation by increasing interest rates, as inflation remains elevated. Given current market conditions, the Company may be unable to access the capital markets, and additional capital may only be available to the Company on terms that could be significantly detrimental to the Company’s existing stockholders and to the Company’s business.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses recognized during the reported period. Material estimates may include assumptions made in determining reserves for uncollectible receivables, inventory write-downs, impairment of long-term assets, valuation allowance on deferred tax assets, accruals for potential liabilities and assumptions made in valuing equity instruments. Actual results could differ from those estimates.

Cash Equivalents and Investments

The Company has invested its excess cash in money market accounts, certificates of deposit, corporate debt, government-sponsored enterprise bonds and municipal bonds and considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Investments with original maturities greater than three months and remaining maturities less than one year are classified as short-term investments. Investments with remaining maturities greater than one year are classified as long-term investments. Management generally determines the appropriate classification of securities at the time of purchase. All securities are classified as available-for-sale. The Company’s available-for-sale investments are carried at fair value, with the unrealized holding gains and losses reported in accumulated other comprehensive income (loss). Realized gains and losses and declines in the value judged to be other-than-temporary are included in the other income, net line item in the condensed consolidated statements of operations. The cost of securities sold is based on the specific identification method.

Fair Value Measurements

The Company measures the fair value of financial instruments using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1—Inputs used to measure fair value are unadjusted quoted prices that are available in active markets for the identical assets or liabilities as of the reporting date.

Level 2—Pricing is provided by third party sources of market information obtained through the Company’s investment advisors, rather than models. The Company does not adjust for, or apply, any additional assumptions or estimates to the pricing information it receives from advisors. The Company’s Level 2 securities include cash equivalents and available-for-sale securities, which consisted primarily of certificates of deposit, corporate debt, and government agency and municipal debt securities from issuers with high-quality credit ratings. The Company’s investment advisors obtain pricing data from independent sources, such as Standard & Poor’s, Bloomberg and Interactive Data Corporation, and rely on comparable pricing of other securities because the Level 2 securities are not actively traded and have fewer observable transactions. The Company considers this the most reliable information available for the valuation of the securities.

Level 3—Unobservable inputs that are supported by little or no market activity and reflect the use of significant management judgment are used to measure fair value. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions. The determination of fair value for Level 3 investments and other financial instruments involves the most management judgment and subjectivity.

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, accounts payable, and other payables, approximate their fair values because of the short maturity of these instruments. The carrying values of lease obligations and long-term financing obligations approximate their fair values because interest rates on these obligations are based on prevailing market interest rates. The Company measures the fair value of its warrant liabilities using Level 3 inputs.

Derivatives and Liability-Classified Instruments

The Company accounts for common stock warrants as either equity-classified or liability-classified instruments based on an assessment of the specific terms of the warrants and the guidance provided by the Financial Accounting Standards Board (FASB) in ASC 480, Distinguishing Liabilities from Equity (ASC 480) and ASC 815, Derivatives and Hedging (ASC 815). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own stock and whether the holders of the warrants could potentially require net cash settlement in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

Allowance for Doubtful Accounts

The Company establishes an allowance for doubtful accounts to ensure that its trade receivables balances are not overstated due to uncollectibility. The Company performs ongoing customer credit evaluations within the context of the industry in which it operates and generally does not require collateral from its customers. A specific allowance of up to 100% of the invoice value is provided for any problematic customer balances. Delinquent account balances are written off after management has determined that the likelihood of collection is remote. The Company grants credit only to customers deemed creditworthy in the judgment of management. The allowance for doubtful accounts receivable was approximately $30,000 as of September 30, 2023 and approximately $183,000 as of December 31, 2022.

Inventories

The Company values its inventories at the lower of cost, which approximates actual cost on a first-in, first-out basis, or net realizable value. Costs of inventories primarily consisted of material and third party assembly costs. The Company records inventory reserves for estimated obsolescence or unmarketable inventories based upon assumptions about future demand and market conditions. Once a reserve is established, it is maintained until the product to which it relates is sold or otherwise disposed of. If actual market conditions are less favorable than those expected by management, additional adjustment to inventory valuation may be required. Charges for obsolete and slow-moving inventories are recorded based upon an analysis of specific identification of obsolete inventory items and quantification of slow moving inventory items. The Company determined that it had excess and obsolete inventory, primarily related to its mmWave products, and recorded write-downs of inventory of approximately $793,000 and $420,000 during the nine months ended September 30, 2023 and 2022, respectively. If the Company’s recognition of excess or obsolete inventory is, or if its estimates of inventory’s potential utility become, less favorable than currently expected, additional inventory write-downs may be required.

Intangible and Long-lived Assets

Intangible assets are recorded at cost and amortized on a straight-line method over their estimated useful lives of three to ten years. Amortization of developed technology and other intangibles directly related to the Company’s products is included in cost of net revenue, while amortization of customer relationships and other intangibles not associated with the Company’s products is included in selling, general and administrative expense in the condensed consolidated statements of operations.

The Company regularly reviews the carrying value and estimated lives of its long-lived assets and finite-lived intangible assets to determine whether indicators of impairment may exist which warrant adjustments to carrying values or estimated useful lives. The determinants used for this evaluation include management’s estimate of the asset’s ability to generate positive income from operations and positive cash flow in future periods as well as the strategic significance of the assets to the Company’s business objective. Should an impairment exist, the impairment loss would be measured based on the excess of the carrying amount of the long-lived asset group over the asset’s fair value.

Purchased Intangible Assets

Intangible assets acquired in business combinations are accounted for based on the fair value of assets purchased and are amortized over the period in which economic benefit is estimated to be received. Intangible assets subject to amortization, including those acquired in business combinations were as follows (amounts in thousands):

	September 30, 2023
	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount
Developed technology	$5,726	$(2,908)	$2,818
Customer relationships	2,556	(1,298)	1,258
Other	186	(53)	133
Total	$8,468	$(4,259)	$4,209

	December 31, 2022
	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount
Developed technology	$5,726	$(1,491)	$4,235
Customer relationships	2,556	(666)	1,890
Other	186	(33)	153
Total	$8,468	$(2,190)	$6,278

Developed technology primarily consisted of MoSys’ products that have reached technological feasibility and primarily relate to its memory semiconductor products and technology. The value of the developed technology was determined by discounting estimated net future cash flows of these products. The Company has revised the remaining estimated life to 18 months as a result of the end of life for our memory products (see Note 11). Amortization related to developed technology of $0.6 million and $1.4 million for the three and nine months ended September 30, 2023, respectively, has been included in cost of net revenue in the condensed consolidated statements of operations and comprehensive loss.

Customer relationships relate to the Company’s ability to sell existing and future versions of its products to MoSys’ customers existing at the time of the arrangement. The fair value of the customer relationships was determined by discounting estimated net future cash flows from the customer relationships. The Company has revised the amortization period to conclude on December 31, 2024, as a result of the end-of-life announcement on May 1, 2023 (see Note 11). Amortization related to customer relationships of $0.2 million and $0.6 million for the three and nine months ended September 30, 2023, respectively, has been included in selling, general and administrative expense in the condensed consolidated statements of operations and comprehensive loss.

Other amortization expense was approximately $6,000 and $20,000 for the three and nine months ended September 30, 2023, respectively.

As of September 30, 2023, estimated future amortization expense related to intangible assets was as follows (in thousands):

Year ending December 31,
2023	$823
2024	3,289
2025	28
2026	28
2027	10
Thereafter	31
$4,209

To date, as of September 30, 2023, the Company has not identified any intangible asset impairments. However, current macroeconomic conditions, which have been impacted by inflation and other world unrest, could negatively impact our business and stock price and trigger the Company to test for impairment. The Company will continue to evaluate for impairment indicators, as necessary, on a quarterly basis.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, and its amendments (ASC 606). As described below, the analysis of contracts under ASC 606 supports the recognition of revenue at a point in time, resulting in revenue recognition timing that is materially consistent with the Company’s historical practice of recognizing product revenue when title and risk of loss pass to the customer.

The Company generates revenue primarily from sales of integrated circuits and antenna module products, performance of engineering services and licensing of its intellectual property. Revenues are recognized when control is transferred to customers in amounts that reflect the consideration the Company expects to be entitled to receive in exchange for those goods. Revenue recognition is evaluated through the following five steps: (i) identification of the contract, or contracts, with a customer; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) recognition of revenue when or as a performance obligation is satisfied.

Product revenue

Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied. The majority of the Company’s contracts have a single performance obligation to transfer products. Accordingly, the Company recognizes revenue when title and risk of loss have been transferred to the customer, generally at the time of shipment of products. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products and is generally based upon a negotiated, formula, list or fixed price. The Company sells its products both directly to customers and through distributors generally under agreements with payment terms typically 60 days or less.

The Company may record an estimated allowance, at the time of shipment, for future returns and other charges against revenue consistent with the terms of sale.

Royalty and other

The Company’s licensing contracts typically provide for royalties based on the licensee’s use of the Company’s memory technology in its currently shipping commercial products. The Company estimates its royalty revenue in the calendar quarter in which the licensee uses the licensed technology. Payments are received in the subsequent quarter. The Company also generates revenue from licensing its technology. The Company recognizes license fees as revenue at the point of time when the control of the license has been transferred and the Company has no continuing performance obligations to the customer.

Engineering services revenue

Engineering and development contracts with customers generally contain a single performance obligation that is delivered over time. Revenue is recognized using an output method that is consistent with the satisfaction of the performance obligation as a measure of progress.

Deferred cost of net revenue

As of December 31, 2022, the Company had $1.1 million of product shipments for which the revenue recognition criteria under ASC 606 had not been met. Accordingly, the Company deferred the cost of net revenue of $600,000 associated with these shipments, and the amount deferred was presented as deferred cost of net revenue in the condensed consolidated balance sheets. During the three months ended March 31, 2023, the Company recognized the associated revenue and cost of net revenue.

Contract liabilities – deferred revenue

The Company’s contract liabilities consist of advance customer payments and deferred revenue. The Company classifies advance customer payments and deferred revenue as current or non-current based on the timing of when the Company expects to recognize revenue. As of September 30, 2023 and December 31, 2022, contract liabilities were in a current position and included in deferred revenue.

During the nine months ended September 30, 2023, the Company recognized approximately $157,000 of revenue that had been included in deferred revenue as of December 31, 2022.

See Note 5 for disaggregation of revenue by geography.

The Company does not have significant financing components, as payments from customers are typically due within 60 days of invoicing, and the Company has elected the practical expedient to not value financing components that are less than one year. Shipping and handling costs are generally incurred by the customer, and, therefore, are not recorded as revenue.

Cost of Net Revenue

Cost of net revenue consists primarily of direct and indirect costs of product sales, including amortization of intangible assets and depreciation of production-related fixed assets.

Stock-Based Compensation

The Company periodically issues stock options and restricted stock units to employees and non-employees. The Company accounts for such awards based on ASC 505 and ASC 718, whereby the value of the award is measured on the date of award and recognized as compensation expense on a straight-line basis over the vesting period. The fair value of the Company’s stock options is estimated using the Black-Scholes-Merton Option Pricing (Black Scholes) model, which uses certain assumptions related to risk-free interest rates, expected volatility, expected life of the options, and future dividends. Compensation expense is recorded based upon the value derived from the Black-Scholes model. The assumptions used in the Black-Scholes model could materially affect compensation expense recorded in future periods.

Foreign Currency Transactions

The functional currency of the Company is the U.S dollar. All foreign currency transactions are initially measured and recorded in an entity’s functional currency using the exchange rate on the date of the transaction. All monetary assets and liabilities are remeasured at the end of each reporting period using the exchange rate at that date. All non-monetary assets and related expense, depreciation or amortization are not subsequently remeasured and are measured using the historical exchange rate. An average exchange rate may be used to recognize income and expense items earned or incurred evenly over a period. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the statement of operations, except for the gains and losses arising from the conversion of the carrying amount of the foreign currency denominated convertible preferred shares into the functional currency that are presented as adjustment to the net loss to arrive at net loss attributable to common stockholders.

Per-Share Amounts

Basic net loss per share is computed by dividing net loss for the period by the weighted-average number of exchangeable shares and shares of common stock outstanding during the period. In addition, the Company includes the number of shares of common stock issuable under pre-funded warrants as outstanding. Diluted net loss per share gives effect to all potentially dilutive exchangeable and common shares outstanding during the period. Potentially dilutive common shares consist of incremental exchangeable shares and shares of common stock issuable upon the achievement of escrow terms, exercise of stock options, vesting of stock awards and exercise of warrants.

The following table sets forth securities outstanding that were excluded from the computation of diluted net loss per share as their inclusion would be anti-dilutive (in thousands):

	September 30,
	2023	2022
Escrow shares - exchangeable shares	33	33
Escrow shares - common stock	13	13
Options to purchase common stock	37	38
Unvested restricted common stock units	23	31
Common stock warrants	238	4
Total	344	119

Recently Issued Accounting Pronouncements

Management does not believe that there are currently any recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s financial statement presentation or disclosures.

Note 2: Fair Value of Financial Instruments

The following table represents the Company’s assets and liabilities measured at fair value on a recurring basis and the basis for that measurement (in thousands):

	September 30, 2023
	Fair Value	Level 1	Level 2	Level 3
Assets:
Money market funds (1)	$1	$—	$—	$—

Liabilities:
Warrant	$1,003	$—	$—	$1,003

	December 31, 2022
	Fair Value	Level 1	Level 2	Level 3
Assets:
Money market funds (1)	$73	$—	$—	$—
Corporate notes and commercial paper	$1,078	$—	$1,078	$—

Liabilities:
Warrants	$2,079	$—	$—	$2,079

(1)	Amounts are included in cash and cash equivalents on the condensed consolidated balance sheets.

The following tables represents the Company’s determination of fair value for its financial assets (cash equivalents and investments) (in thousands):

	September 30, 2023
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Cash and cash equivalents	$689	$—	$—	$689

	December 31, 2022
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Cash and cash equivalents	$1,828	$—	$—	$1,828
Short-term investments	1,103	—	(25)	1,078
	$2,931	$—	$(25)	$2,906

Note 3. Balance Sheet Detail

Inventories

	September 30,	December 31,
	2023	2022
	(in thousands)
Inventories:
Raw materials	$938	$1,279
Work-in-process	3,241	2,595
Finished goods	1,517	1,474
	$5,696	$5,348

Note 4. Commitments and Contingencies

Leases

The Company has facility leases that it accounts for under ASC 842, including the operating leases for its corporate headquarters facility in San Jose, California, and facilities in Toronto and Markham Ontario, Canada. The San Jose and Toronto leases expire in January 2024 and December 2023, respectively. In May 2022, the Company entered into a new lease for the facility in Markham with a 60-month term, which commenced June 21, 2022. The Markham landlord also provided a lease incentive of approximately $220,000 (the Incentive), which will be payable to the Company as follows: one-half of the Incentive payable subsequent to the completion of the improvements to the leased space and the second half-ratably on an annual basis commencing with the second year of the lease.

The initial right-of-use assets and corresponding liabilities of approximately $1.0 million for the San Jose and Markham facility leases were measured at the present value of the future minimum lease payments. The discount rate used to measure the lease assets and liabilities was 8%.

On March 1, 2022, the Company entered into a 36-month finance lease agreement for the lease of equipment resulting in the recognition of a right-of-use asset and lease liability of approximately $274,000.

On November 1, 2022, the Company entered into a 36-month finance lease agreement for the lease of equipment resulting in the recognition of a right-of-use asset of approximately $124,000 and lease liability of approximately $117,000.

The following table provides the details of right-of-use assets and lease liabilities as of September 30, 2023 (in thousands):

Nine Months Ended
September 30, 2023
Right-of-use assets:
Operating leases	$421
Finance lease	226
Total right-of-use assets	$647
Lease liabilities:
Operating leases	$500
Finance lease	227
Total lease liabilities	$727

Future minimum payments under the leases at September 30, 2023 are listed in the table below (in thousands):

Operating and Finance
Year ending December 31,	leases
Remainder of 2023	$171
2024	263
2025	164
2026	108
2027	101
Total future lease payments	807
Less: imputed interest	(80)
Present value of lease liabilities	$727

The following table provides the details of supplemental cash flow information (in thousands):

	Nine Months Ended
	September 30,
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for leases	$492	$504

Rent expense was approximately $0.2 million for each of the three-month periods ended September 30, 2023 and 2022. Rent expense was approximately $0.6 million for each of the nine-month periods ended September 30, 2023 and 2022. In addition to the minimum lease payments, the Company is responsible for property taxes, insurance and certain other operating costs related to the leased facilities and equipment.

Indemnification

In the ordinary course of business, the Company enters into contractual arrangements under which it may agree to indemnify the counterparties from any losses incurred relating to breach of representations and warranties, failure to perform certain covenants, or claims and losses arising from certain events as outlined within the particular contract, which may include, for example, losses arising from litigation or claims relating to past performance. Such indemnification clauses may not be subject to maximum loss clauses. The Company has also entered into indemnification agreements with its officers and directors. No material amounts were reflected in the Company’s condensed consolidated financial statements for the nine months ended September 30, 2023 and 2022 related to these indemnifications.

The Company has not estimated the maximum potential amount of indemnification liability under these agreements due to the limited history of prior claims and the unique facts and circumstances applicable to each particular agreement. To date, the Company has not made any payments related to these indemnification agreements.

Product Warranties

The Company warrants certain of its products to be free of defects generally for a period of three years. The Company estimates its warranty costs based on historical warranty claim experience and includes such costs in cost of net revenues. Warranty costs were not material for the nine months ended September 30, 2023 and 2022.

Legal Matters

The Company is not a party to any legal proceeding that the Company believes is likely to have a material adverse effect on its condensed consolidated financial position or results of operations. From time to time the Company may be subject to legal proceedings and claims in the ordinary course of business. These claims, even if not meritorious, could result in the expenditure of significant financial resources and diversion of management efforts.

Purchase Obligations

The Company’s primary purchase obligations include non-cancelable purchase orders for inventory and computer-aided-design (CAD) software. At September 30, 2023, the Company had outstanding non-cancelable purchase orders for inventory, primarily wafers and substrates, and related expenditures of approximately $2.3 million and non-cancelable purchase orders for CAD software of $3.1 million.

Note 5. Business Segments, Concentration of Credit Risk and Significant Customers

The Company determined its reporting units in accordance with ASC 280, Segment Reporting (ASC 280). Management evaluates a reporting unit by first identifying its operating segments under ASC 280. The Company then evaluates each operating segment to determine if it includes one or more components that constitute a business. If there are components within an operating segment that meet the definition of a business, the Company evaluates those components to determine if they must be aggregated into one or more reporting units. If applicable, when determining if it is appropriate to aggregate different operating segments, the Company determines if the segments are economically similar and, if so, the operating segments are aggregated.

Management has determined that the Company has one consolidated operating segment. The Company’s reporting segment reflects the manner in which its chief operating decision maker reviews results and allocates resources. The Company’s reporting segment meets the definition of an operating segment and does not include the aggregation of multiple operating segments.

The Company recognized revenue from shipments of product, licensing of its technologies and performance of services to customers by geographical location as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
United States	$3,359	$1,918	$7,868	$7,158
Taiwan	544	131	2,535	646
China	321	447	614	1,328
Japan	6	368	20	905
Rest of world	251	430	879	944
Total net revenue	$4,481	$3,294	$11,916	$10,981

The following is a breakdown of product revenue by category (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
Product category	2023	2022	2023	2022
Memory ICs	$3,384	$1,748	$7,181	$5,528
mmWave ICs	576	533	2,614	1,699
mmWave antenna modules	302	779	1,586	3,139
mmWave other products	-	-	4	18
	$4,262	$3,060	$11,385	$10,384

Customers who accounted for at least 10% of total net revenue were:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Customer A	45%	24%	29%	24%
Customer D	11%	*	20%	*
Customer B	*	*	*	24%
Customer C	*	14%	*	10%
Customer E	*	*	*	11%

*	Represents less than 10%

As of September 30, 2023, two customers accounted for 82% of accounts receivable. Four customers accounted for 79% of accounts receivable as of December 31, 2022.

Note 6. Stock-Based Compensation

Common Stock Equity Plans

In 2010, the Company adopted the 2010 Equity Incentive Plan and later amended it in 2014, 2017 and 2018 (the Amended 2010 Plan). The Amended 2010 Plan was terminated in August 2019 and remains in effect as to outstanding equity awards granted prior to the date of expiration. No new awards may be made under the Amended 2010 Plan.

In August 2019, the Company’s stockholders approved the 2019 Stock Incentive Plan (the 2019 Plan) to replace the Amended 2010 Plan. The 2019 Plan authorizes the board of directors or the compensation committee of the board of directors to grant a broad range of awards including stock options, stock appreciation rights, restricted stock, performance-based awards, and restricted stock units. Under the 2019 Plan, 4,563 shares were initially reserved for issuance. In November 2021, in connection with the approval of the Arrangement, the Company’s stockholders approved an amendment increasing the number of shares reserved for issuance under the 2019 Plan by 77,674 shares.

Under the 2019 Plan, the term of all incentive stock options granted to a person who, at the time of grant, owns stock representing more than 10% of the voting power of all classes of the Company’s stock may not exceed five years. The exercise price of stock options granted under the 2019 Plan must be at least equal to the fair market value of the shares on the date of grant. Generally, awards under the 2019 Plan will vest over a three to four-year period, and options will have a term of 10 years from the date of grant. In addition, the 2019 Plan provides for automatic acceleration of vesting for options granted to non-employee directors upon a change of control of the Company.

In connection with the Arrangement, the Company assumed the Peraso Technologies Inc. 2009 Share Option Plan (the 2009 Plan) and all outstanding options granted pursuant to the terms of the 2009 Plan. Each outstanding, unexercised and unexpired option under the 2009 Plan, whether vested or unvested, was assumed by the Company and converted into options to purchase shares of the Company’s common stock No further awards will be made under the 2009 Plan.

The 2009 Plan, the Amended 2010 Plan and the 2019 Plan are referred to collectively as the “Plans.”

Stock-Based Compensation Expense

The Company reflected compensation costs of $3.1 million and $3.4 million related to the vesting of stock options during each of the nine-month periods ended September 30, 2023 and 2022, respectively. At September 30, 2023, the unamortized compensation cost was approximately $4.4 million related to stock options and is expected to be recognized as expense over a weighted average period of approximately 1.2 years. The Company reflected compensation costs of $0.8 million and $1.0 million related to the vesting of restricted stock during the nine months ended September 30, 2023 and 2022, respectively. The unamortized compensation cost at September 30, 2023 was $1.3 million related to restricted stock units and is expected to be recognized as expense over a weighted average period of approximately 1.3 years. There were no stock options granted or exercised during the nine months ended September 30, 2023 and 2022.

Common Stock Options and Restricted Stock

The term of all incentive stock options granted to a person who, at the time of grant, owns stock representing more than 10% of the voting power of all classes of the Company’s stock may not exceed five years. The exercise price of stock options granted under the 2019 Plan must be at least equal to the fair market value of the shares on the date of grant. Generally, options granted under the 2019 Plan will vest over a three to four-year period and have a term of 10 years from the date of grant. In addition, the 2019 Plan provides for automatic acceleration of vesting for options granted to non-employee directors upon a change of control (as defined in the 2019 Plan) of the Company.

The following table summarizes the activity in the shares available for grant under the Plans during the nine months ended September 30, 2023 (in thousands, except exercise price):

		Options Outstanding
			Weighted
	Shares		Average
	Available	Number of	Exercise
	for Grant	Shares	Prices
Balance as of December 31, 2022	39	37	$132.80
RSUs granted	(2)	—	$—
RSUs cancelled and returned to the Plans	1	—	$—
Options cancelled	—	—	$270.40
Balance as of March 31, 2023	38	37	$131.20
RSUs granted	(2)	—	$—
RSUs cancelled and returned to the Plans	2	—	$—
Options cancelled	—	—	$116.80
Balance as of June 30, 2023	38	37	$131.20
RSUs cancelled and returned to the Plans	1	—	$—
Options cancelled	—	(1)	$493.60
Balance as of September 30, 2023	39	36	$122.80

A summary of RSU activity under the Plans is presented below (in thousands, except for fair value):

	Number of Shares	Weighted Average Grant-Date Fair Value
Non-vested shares as of December 31, 2022	27	$82.40
Granted	2	$39.60
Vested	(2)	$82.80
Non-vested shares as of March 31, 2023	27	$79.20
Granted	2	$20.80
Vested	(5)	$86.40
Cancels	—	$86.00
Non-vested shares as of June 30, 2023	24	$79.20
Vested	(1)	$73.20
Cancels	—	$86.00
Non-vested shares as of September 30, 2023	23	$73.20

The following table summarizes significant ranges of outstanding and exercisable options as of September 30, 2023 (in thousands, except contractual life and exercise price):

	Options Outstanding			Options Exercisable
		Weighted
		Average
		Remaining	Weighted		Weighted
		Contractual	Average		Average	Aggregate
	Number	Life	Exercise	Number	Exercise	Intrinsic
Range of Exercise Price	Outstanding	(in Years)	Price	Exercisable	Price	value
$62.80 - $599.60	36	278.00	$105.20	26	$103.60	$—
$1,024.00 - $5,759.60	—	115.60	$4,050.80	—	$4,050.80	$—
$5,760.00 - $16,399.60	—	116.00	$5,760.00	—	$5,760.00	$—
$16,400.00 - $36,960.00	—	60.00	$16,400.00	—	$16,400.00	$—
$62.80 - $36,960.00	36	277.20	$122.80	26	$127.60	$—

Note 7. Equity

Exchangeable Shares and Preferred Stock

As discussed in Note 1, on December 17, 2021, following the satisfaction of the closing conditions set forth in the Arrangement Agreement, the Arrangement was completed. Pursuant to the completion of the Arrangement, each Peraso Share that was issued and outstanding immediately prior to December 17, 2021 was converted into either newly issued shares of common stock of the Company or shares of Canco, which are exchangeable for shares of the Company’s common stock (Exchangeable Shares), at the election of each former Peraso Tech stockholder. Of the shares issued to the holders of Peraso Tech Shares, pursuant to the terms of the Agreement, the Company held in escrow an aggregate of 32,822 Exchangeable Shares and 12,564 shares of common stock (collectively, the Escrow Shares). The Escrow Shares are escrowed pursuant to the terms of an escrow agreement on a pro rata basis from the aggregate consideration received by the holders of Peraso Shares, subject to the offset by the Company for any losses in accordance with the Agreement. Such Escrow Shares shall be released, subject to any offset claim, upon the satisfaction of the earlier of: (a) any date following the first anniversary of December 17, 2021 and prior to December 17, 2024 where the volume weighted average price of the common stock for any 20 trading days within a period of 30 consecutive trading days is at least $342.80 per share, subject to adjustment for stock splits or other similar transactions; (b) the date of any sale of all or substantially all of the assets or shares of the Company; or (c) the date of any bankruptcy, insolvency, restructuring, receivership, administration, wind-up, liquidation, dissolution, or similar event involving the Company. All and any voting rights and other stockholder rights, other than with respect to dividends and distributions, with respect to the Escrow Shares are suspended until the Escrow Shares are released from escrow.

The Exchangeable Share structure is commonly used for cross-border transactions of this nature so as to provide non-tax-exempt Canadian shareholders with the same economic rights and benefits as holders of the Company’s shares into which the Exchangeable Shares are exchangeable, while allowing those Canadian shareholders to benefit from the tax-rollover available on the issuance of the Exchangeable Shares. In general terms, by choosing to acquire Exchangeable Shares from Canco, such a former Peraso Tech shareholder was able to rely on a rollover rule in the Income Tax Act (Canada) in order to defer any capital gain that he/she/it would have otherwise realized.

Callco was incorporated to exercise the call rights, while Canco was incorporated to acquire the shares of Peraso Tech from Canadian shareholders that wished to receive Exchangeable Shares as consideration, so it was a tax deferred transaction for such Canadian shareholders. The use of a separate entity, Callco, helps maximize cross border paid-up capital, which represents the amount that can generally be distributed free of Canadian withholding tax. The call rights also allow Callco to “purchase” the Exchangeable Shares rather than having them redeemed by Canco on a redemption or retraction or in connection with a liquidity event, thus avoiding the adverse deemed dividend tax consequences to shareholders that may arise from a redemption or retraction of Exchangeable Shares.

Holders of Exchangeable Shares have the right at any time (the Retraction Right) to retract or redeem any or all of the Exchangeable Shares owned by them for an amount per share equal to the market price of a share of the Company’s common stock plus the full amount of all declared and unpaid dividends on such Exchangeable Share (the Exchangeable Share Purchase Price). The Exchangeable Share Purchase Price is payable only by the Company delivering or causing to be delivered to the relevant holder one share of the Company’s common stock for each Exchangeable Share purchased plus a cash amount equal to the amount of any accrued and unpaid dividends on such Exchangeable Share. The Company and Callco each have an overriding right, in the event that a holder of Exchangeable Shares exercises its Retraction Right, to redeem from such holder all, but not less than all, of the Exchangeable Shares tendered for redemption.

The Exchangeable Shares are subject to redemption by the Company, Callco and Canco at the Exchangeable Share Purchase Price, on the “Redemption Date,” which date shall be no earlier than the seventh anniversary of the date on which Exchangeable Shares are first issued, unless: (a) less than 10% of the aggregate number of Exchangeable Shares issued remain outstanding; (b) there is a change in control of the Company (defined generally as (i) any merger, amalgamation, arrangement, takeover bid or tender offer, material sale of shares or rights or interests that results in the holders of outstanding voting securities of the Company directly or indirectly owning, or exercising control or direction over, voting securities representing less than 50% of the total voting power of all of the voting securities of the surviving entity; or (ii) any sale or disposition of all or substantially of the Company’s assets), and (c) upon the occurrence of certain other events. The Exchangeable Share Purchase Price is payable only by the Company delivering or causing to be delivered to the relevant holder one share of the Company’s common stock for each Exchangeable Share purchased plus a cash amount equal to the amount of any accrued and unpaid dividends on such Exchangeable Share.

In the event of the liquidation, dissolution or winding-up of Canco, holders of Exchangeable Shares have the right to receive in respect of each Exchangeable Share held by such holder, an amount per share equal to the Exchangeable Share Purchase Price, which shall be satisfied in full by Canco by delivering to such holder one Company Share, plus an amount equal to the Dividend Amount. The Company and Callco each have an overriding right to purchase from all holders all but not less than all of the Exchangeable Shares upon the occurrence of such events.

In addition, the Company and Callco have the right to purchase all outstanding Exchangeable Shares at the Exchangeable Share Purchase Price if there is a change of law that permits holders of Exchangeable Shares to exchange their Exchangeable Shares for shares of common stock on a basis that will not require holders to recognize any gain or loss or any actual or deemed dividend for Canadian tax purposes.

The holders of Exchangeable Shares have an “automatic exchange right” in the event of any insolvency, liquidation, dissolution or winding-up or in general, related proceedings, of the Company for an amount per share equal to the Exchangeable Share Purchase Price.

It is expected that Callco will exercise its call rights, as that is more beneficial to the holders of the Exchangeable Shares. Once Callco acquires the Exchangeable Shares from a holder, it (Callco and the Company) is obligated to deliver the Company shares to the holder. Callco discharges this obligation by arranging for the Company to issue and deliver those shares to the holders on behalf of Callco. As consideration for satisfying the delivery obligation, Callco would issue its own shares to the Company.

There are no cash redemption features, as all redemption and exchange scenarios are payable in a share of the Company’s common stock. Neither Canco, Callco, or the Company assume any tax liabilities of a former Peraso Tech shareholder who acquired Exchangeable Shares under the plan of arrangement. The purchase price computed upon the exercise of rights pertaining to retraction, redemption, or liquidation, or otherwise giving rise to a purchase or cancellation of an Exchangeable Share, will, in all cases, consist of a 1:1 exchange involving the Company’s common stock, regardless of the market price of a share of the Company’s common stock.

In connection with the Arrangement, on December 15, 2021, the Company filed the Certificate of Designation of Series A Special Voting Preferred Stock (the Certificate) with the Secretary of State of the State of Delaware to designate Series A Special Voting Preferred Stock (the Special Voting Share) in accordance with the terms of the Arrangement Agreement in order to enable the holders of Exchangeable Shares to exercise their voting rights. The Special Voting Share was issued to a third-party administrative agent (the Agent) solely to facilitate the exercise of rights by holders of Exchangeable Shares. The rights of the Agent, as holder of the Special Voting Share, are limited to effecting the rights of the holders of the Exchangeable Shares; the Special Voting Share does not confer any independent rights to the Agent. Under the Certificate, when all of the Exchangeable shares have been converted into shares of the Company’s common stock, the Special Voting Share shall be automatically cancelled and shall not be reissued. Each Exchangeable Share is exchangeable for one share of common stock of the Company and while outstanding, the Special Voting Share enables holders of Exchangeable Shares to cast votes on matters for which holders of the common stock are entitled to vote, and by virtue of the share terms relating to the Exchangeable Shares, enable the Exchangeable Shares to receive dividends that are economically equivalent to any dividends declared with respect to the shares of common stock. As the Special Voting Share does not participate in dividends (only the Exchangeable Shares participate in dividends) and is not entitled to participate in the residual interest of the Company, it is not classified as an equity instrument in the Company’s financial statements.

The Exchangeable Shares, which can be converted into common stock at the option of the holder and have the same voting and dividend rights as common stock, are similar in substance to shares of common stock. Further, Canco and Callco are non-substantive entities, which are looked through with the Exchangeable Shares being, in substance, common stock of the Company. Therefore, the Exchangeable Shares have been included in the determination of outstanding common stock. The Special Voting Share was issued to a third-party administrative agent (the Agent) solely to facilitate the exercise of rights by holders of Exchangeable Shares, The rights of the Agent, as holder of the Special Voting Share, are limited to effecting the rights of the holders of the Exchangeable Shares; the Special Voting Share does not confer any independent rights to the Agent. Under the Certificate, when all of the Exchangeable shares have been converted into shares of the Company’s common stock, the Special Voting Share shall be automatically cancelled and shall not be reissued.

June 2023 Registered Direct Offering

On May 31, 2023, the Company entered into a securities purchase agreement (the SPA) with an institutional investor (the Investor), pursuant to which the Company sold to the Investor, in a registered direct offering that closed on June 2, 2023, an aggregate of 56,250 shares of common stock at a purchase price of $28.00 per share. Net proceeds to the Company from the registered direct offering, after offering costs, were approximately $3.6 million. The Company also offered and sold to the Investor pre-funded warrants to purchase up to 86,608 shares of common stock (the 2023 PF Warrants). Each pre-funded warrant is exercisable for one share of common stock. The purchase price of each pre-funded warrant was $27.60, and the exercise price of each pre-funded warrant is $0.40 per share. The 2023 PF Warrants were immediately exercisable and may be exercised at any time until all of such pre-funded warrants are exercised in full. In June 2023, the Investor exercised 24,183 of the 2023 PF Warrants, and in September 2023, the remaining 62,425 of the 2023 PF Warrants were exercised by the Investor. In connection with the execution of the SPA, the Company and the Investor entered into an amendment (the Amendment) to the 2022 Purchase Warrant. Pursuant to the terms of the Amendment, the 2022 Purchase Warrant (as defined below) was amended to reduce the exercise price per share from $54.40 to $40.00, effective as of June 2, 2023.

In a concurrent private placement that closed on June 2, 2023, the Company also sold to the Investor a warrant to purchase up to 142,858 shares of common stock (the 2023 Purchase Warrant). The 2023 Purchase Warrant was immediately exercisable at an exercise price of $28.00 per share with a five-year term. As discussed in Note 8, the 2023 Purchase Warrant is accounted for as a liability. Fair value of the warrant at the date of issuance was determined to be $3,162,401 and was accounted for as a cost of the offering.

November 2022 Registered Direct Offering

On November 28, 2022, the Company entered into a securities purchase agreement with the Investor, pursuant to which the Company sold to the Investor, in a registered direct offering that closed on November 30, 2022, an aggregate of 32,500 shares of common stock at a negotiated purchase price of $40.00 per share. The Company also offered and sold to the investor pre-funded warrants to purchase up to 28,750 shares of common stock. Each pre-funded warrant was exercisable for one share of common stock. The purchase price of each pre-funded warrant was $39.60, and the exercise price of each pre-funded warrant was $0.40 per share. The pre-funded warrants were exercised in full by the Investor in April 2023. Net proceeds to the Company from the registered direct offering, after offering costs, were approximately $2.1 million.

In a concurrent private placement, the Company also sold to the Investor a warrant to purchase up to 91,875 shares of common stock (the 2022 Purchase Warrant). The 2022 Purchase Warrant became exercisable on May 29, 2023 at an initial exercise price of $54.40 per share, which was subsequently reduced to $40.00 per share per the Amendment, and expires on May 29, 2028. As discussed in Note 8, the 2022 Purchase Warrant is accounted for as a liability.

Warrants

As of September 30, 2023, the Company had the following equity-classified warrants outstanding (share amounts in thousands):

Warrant Type	Number of Shares	Exercise Price	Expiration
Balance as of December 31, 2022	32
Warrants expired	(1)	$1,880.00	January 2023
Balance as of March 31, 2023	31
Pre-funded warrants issued	87	$0.40	—
Pre-funded warrants exercised	(53)	$0.40	—
Balance as of June 30, 2023	65
Pre-funded warrants exercised	(62)	$0.40	—
Balance as of September 30, 2023	3

As of December 31, 2022, the Company had the following equity-classified warrants outstanding (share amounts in thousands):

Warrant Type	Number of Shares	Exercise Price	Expiration
Common stock	-	$1,880.00	January 2023
Common stock	3	$96.00	October 2023
Common stock	29	$0.40	—
	32

Note 8. Warrants Classified as Liabilities

The 2023 Purchase Warrant and the 2022 Purchase Warrant (collectively, the Purchase Warrants) provide for a value calculation using the Black Scholes model in the event of certain fundamental transactions, as defined in the Purchase Warrants. The fair value calculation provides for a floor on the volatility amount utilized in the value calculation at 100% or greater. The Company has determined that this provision introduces leverage to the holder(s) of the Purchase Warrants that could result in a value that would be greater than the settlement amount of a fixed-for-fixed option on the Company’s own equity shares. Therefore, pursuant to ASC 815, the Company has classified the Purchase Warrants as liabilities in its condensed consolidated balance sheets. The classification of the Purchase Warrants, including whether the Purchase Warrants should be recorded as liabilities or as equity, is evaluated at the end of each reporting period with changes in the fair value reported in other income (expense) in the condensed consolidated statements of operations and comprehensive loss.

On June 2, 2023, the 2023 Purchase Warrant was initially recorded at a fair value at $3,162,401, and, as of September 30, 2023, the fair value of the warrant liability was reduced to $634,828. As a result, the Company recorded a gain $2,527,572 for the nine months ended September 30, 2023 for the change in fair value of the 2023 Purchase Warrant. The Company also recorded a gain of $1,711,527 for the nine months ended September 30, 2023 for the change in the fair value of the warrant liability for the 2022 Purchase Warrant.

The fair value of the Purchase Warrants at September 30, 2023 was determined using the Black Scholes model with the following assumptions: (i) expected term based on the remaining contractual terms, (ii) risk-free interest rate of 4.16%, which was based on a comparable US Treasury 5-year bond, (iii) expected volatility of 118% and (iv) an expected dividend of zero.

As of September 30, 2023, the Company had the following liability-classified warrants outstanding (amounts in thousands):

	Number of Warrants on
	Common Shares	Amount
Balance as of December 31, 2021	—	$—
Recognition of warrant liability	92	3,674
Change in fair value of warrant	—	(1,595)
Balance as of December 31, 2022	92	2,079
Change in fair value of warrant	—	(658)
Balance as of March 31, 2023	92	1,421
Recognition of warrant liability	143	3,163
Change in fair value of warrants	—	(966)
Balance as of June 30, 2023	235	3,618
Change in fair value of warrants	—	(2,615)
Balance as of September 30, 2023	235	$1,003

Note. 9 Related Party Transactions

A family member of one of the Company’s executive officers served as a consultant to the Company during 2022. During the nine months ended September 30, 2022, the Company incurred consulting expenses of approximately $126,800 for the family member. Additionally, a family member of one of the Company’s executive officers is an employee of the Company. During the nine months ended September 30, 2023 and 2022, the Company recorded compensation expense of approximately $83,800 and $127,500, respectively, for the employed family member.

Note 10. License and Asset Sale Transaction

On August 5, 2022, the Company entered into a Technology License and Patent Assignment Agreement (the Intel Agreement) with Intel Corporation (Intel), pursuant to which Intel: (i) licensed from the Company, on an exclusive basis, certain software and technology assets related to the Company’s Stellar packet classification intellectual property, including its graph memory engine technology, and any roadmap variant, in the form existing as of the date of the Agreement (the Licensed Technology); (ii) acquired from the Company certain patent applications and patents owned by the Company; and (iii) assumed a professional services agreement, dated March 24, 2020, between Fabulous Inventions AB (Fabulous) and the Company (the Fabulous Agreement), pursuant to which, among other things, the Company licensed from Fabulous certain technology incorporated into the Licensed Technology.

As consideration for the Company to enter into the Agreement, Intel agreed to pay the Company $3,062,500 at the closing of the transaction (the Closing) and $437,500 (the Holdback) upon the satisfaction by the Company, as mutually agreed upon by the parties in good faith, of certain release criteria set forth in the Agreement relating to various due diligence activities of Intel regarding the Licensed Technology (the Release Criteria).

The Company determined that the license and asset sale did not qualify as a sale of a business, but as a sale of a non-financial asset, with the resultant gain recorded as income from operations in accordance with ASC 610-20, Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets. During the year ended December 31, 2022, the Company recognized a $2.6 million gain on this transaction, net of transaction costs. During the nine months ended September 30, 2023, Intel paid the Holdback, and the Company recognized a $0.4 million gain, net of transaction costs, which was recorded as a reduction of operating expenses in the condensed consolidated statements of operations and comprehensive loss.

Note 11. Memory IC Product End-of-Life

Taiwan Semiconductor Manufacturing Corporation (TSMC) is the sole foundry that manufactures the wafers used to produce the Company’s memory IC products. TSMC has informed the Company that TSMC is discontinuing the foundry process used to produce wafers, in turn, necessary to manufacture the Company’s memory ICs. As a result, in May 2023, the Company informed its customers that the Company would be initiating an end-of-life (EOL) of its memory IC products. During the three months ended September 2023, the Company commenced initial shipments of EOL orders and expects shipments to extend until at least December 31, 2024.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Peraso Inc.

San Jose, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Peraso Inc. (the “Company”) and subsidiaries as of December 31, 2022 and 2021, the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the years ended December 31, 2022 and 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2022 and 2021, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, during the year ended December 31, 2022, the Company incurred a net loss and utilized cash in operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans to alleviate these conditions are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Amortizable intangible assets impairment assessment

As described in Notes 1 and 2 to the consolidated financial statements, the Company’s amortizable definite-lived intangible assets consisting of acquired technology and customer relationships had a carrying value of $6.3 million as of December 31, 2022. Management conducts an impairment assessment annually on December 31, or more frequently if impairment indicators exist. An impairment exists when the carrying value of the long-lived group containing acquired technology and customer relationships exceeds its fair value. The Company’s evaluation of the recoverability of acquired technology and customer relationships intangible assets first involves the comparison of undiscounted future cash flows expected to be generated by the acquired technology and customer lists over the remaining useful life of the assets to their respective carrying amounts. The Company’s recoverability analysis requires management to make significant estimates and assumptions related to forecasted sales growth rates and cash flows over the remaining useful life of the assets. Based on the results of the impairment assessment, management determined that its amortizable definite-lived intangible assets were not impaired.

We identified the evaluation of acquired technology and customer relationships intangible assets for potential impairment as a critical audit matter because of the significant estimates and assumptions management makes related to future cash flows expected to be generated over the intangible assets’ lives. Auditing the impairment evaluation required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s future cash flows over the remaining useful life of the long-lived asset group.

The primary procedures we performed to address this critical audit matter included: (i) obtained an understanding of management’s processes related to its impairment assessment of intangibles, (ii) evaluated the reasonableness of management’s forecasts of undiscounted future cash flows by comparing management’s projections to the Company’s historical results and evaluating the appropriateness of projected revenue growth, margin and cost rates (iii) tested the completeness and accuracy of underlying data used in the projections, and (iv) evaluated whether the estimated future cash flows over the remaining useful life were consistent with evidence obtained in other areas of the audit.

Goodwill Impairment Assessment

As described in Notes 1 and 2 to the consolidated financial statements, on December 17, 2021 the Company completed a reverse acquisition of Peraso Tech. The Company has accounted for the reverse acquisition using the acquisition method of accounting in accordance with Accounting Standards Codification (ASC)Topic 805, Business Combinations, with the Company as the accounting acquiree and Peraso Tech as the accounting acquiror. The acquisition method of accounting requires the assets acquired and liabilities assumed to be recorded at fair value as of the transaction date. The excess of the fair value of the purchase consideration over the estimated fair values of the net assets acquired was determined to be $9.6 million and was recorded as goodwill.

Management tests its goodwill for impairment on December 31 or more frequently if circumstances indicate that the carrying value of a reporting unit may exceed its fair value. If the carrying amount of the Company, as a sole reporting unit, including goodwill, exceeds its fair value, an impairment loss is recognized in an amount equal to that excess up to the amount of the recorded goodwill. During the fourth quarter of 2021, the Company experienced a sustained decrease in its share price, and as of December 31, 2022, the Company’s market capitalization was below the carrying value of the Company’s net assets. Pursuant to current accounting guidance, management concluded that this was an impairment triggering event, and first evaluated its amortizable intangible assets, and then performed an impairment assessment of its goodwill. Based on the results of the impairment assessment, management determined that its goodwill was impaired and recognized an impairment charge of $9.6 related to goodwill during the year ended December 31, 2021. Following the impairment, the Company had no remaining goodwill as of December 31, 2022.

We identified the evaluation of goodwill impairment as a critical audit matter because of the significant judgment by management when determining the fair value of the reporting unit. This required a high degree of auditor judgment and increased auditor effort in auditing such assumptions.

The primary procedures we performed to address this critical audit matter included: (i) obtained an understanding of management’s process for determining the fair value of the reporting unit, (ii) we evaluated the allocation of the Company’s estimated fair value to its reporting units and the comparison of the Company’s estimated fair value to its market capitalization, and (iii) we recalculated the impairment recorded for goodwill of $9.6 million based on the excess of the carrying values of goodwill over its estimated fair value as of December 31, 2022.

We have served as the Company’s auditor since 2020.

/s/ Weinberg & Company

Los Angeles, California

March 29, 2023, except for

Note 1, for which the date

is January 23, 2024

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements

PERASO INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except par value)

	December 31,
	2022	2021
ASSETS
Current assets
Cash and cash equivalents	$1,828	$5,893
Short-term investments	1,078	9,267
Accounts receivable, net	3,244	2,436
Inventories	5,348	3,824
Tax credits and receivables	41	1,099
Deferred cost of net revenue	600	—
Prepaid expenses and other	574	1,159
Total current assets	12,713	23,678
Long-term investments	-	2,928
Property and equipment, net	2,225	2,349
Right-of-use lease assets	1,147	617
Intangible assets, net	6,278	8,355
Goodwill	—	9,946
Other	123	78
Total assets	$22,486	$47,951
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,844	$1,937
Accrued expenses and other	1,817	2,903
Deferred revenue	332	375
Short-term lease liabilities	687	379
Total current liabilities	4,680	5,594

Long-term lease liabilities	470	288
Warrant liability	2,079	—
Total liabilities	7,229	5,882
Commitments and contingencies (Note 5)
Stockholders’ equity
Preferred stock, $0.01 par value; 20,000 shares authorized; none issued and outstanding	—	—
Series A, special voting preferred stock, $0.01 par value; one share authorized; and one share issued and outstanding at December 31, 2022 and 2021	—	—
Common stock, $0.001 par value; 120,000 shares authorized; 357 shares and 307 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively	—	—
Exchangeable shares, no par value; unlimited shares authorized; 228 shares and 233 shares outstanding at December 31, 2022 and December 31, 2021, respectively	—	—
Additional paid-in capital	164,879	159,268
Accumulated other comprehensive loss	(25)	—
Accumulated deficit	(149,597)	(117,199)
Total stockholders’ equity	15,257	42,069
Total liabilities and stockholders’ equity	$22,486	$47,951

Note: Share and per share amounts for the years ended December 31, 2022 and 2021 have been adjusted to reflect the impact of a 1-for-40 reverse stock split effected in January 2024, as discussed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

PERASO INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except per share data)

	Year Ended
	December 31,
	2022	2021
Net revenue
Product	$14,199	$4,906
Royalty and other	669	773
Total net revenue	14,868	5,679
Cost of net revenue	8,915	3,270
Gross profit	5,953	2,409
Operating expenses
Research and development	19,768	11,471
Selling, general and administrative	11,108	7,016
Gain on license and asset sale	(2,557)	—
Impairment of goodwill	9,946	—
Total operating expenses	38,265	18,487
Loss from operations	(32,312)	(16,078)
Interest expense	(16)	(2,979)
Change in fair value of warrant liability	1,595	8,102
Financing cost - warrant issuance	(1,576)	—
Other income (expense), net	(89)	44
Net loss	$(32,398)	$(10,911)

Other comprehensive loss, net of tax:
Net unrealized loss on available-for-sale-securities	(25)	—
Comprehensive loss	$(32,423)	$(10,911)

Net loss per share
Basic and diluted	$(64.41)	$(74.22)
Shares used in computing net loss per share
Basic and diluted	503	147

Note: Share and per share amounts for the years ended December 31, 2022 and 2021 have been adjusted to reflect the impact of a 1-for-40 reverse stock split effected in January 2024, as discussed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

PERASO INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands)

	Series A							Accumulated
	Special Voting Preferred Stock		Common Stock		Exchangeable Shares		Additional Paid-In	Other Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Loss	Deficit	Total
Balance as of December 31, 2020	—	$—	131	$—	—	$—	$102,367	$—	$(106,288)	$(3,921)
Exchangeable shares	—	—	(233)	—	233	—	—	—	—	—
Issuance of common stock under stock plans, net	—	—	1	—	—	—	37	—	—	37
Settlement of warrants to common stock	—	—	7	—	—	—	1,208	—	—	1,208
Conversion of convertible debentures to common stock	—	—	183	—	—	—	13,545	—	—	13,545
Effect of business combination	—	—	218	—	—	—	37,627	—	—	37,627
Stock-based compensation	—	—	—	—	—	—	4,484	—	—	4,484
Net loss	—	—	—	—	—	—	—	—	(10,911)	(10,911)
Balance as of December 31, 2021	—	—	307	—	233	—	159,268	—	(117,199)	42,069
Exchange of exchangeable shares	—	—	5	—	(5)	—	—	—	—	-
Issuance of common stock under stock plans, net of taxes paid related to net share settlements of restricted stock units	—	—	12	—	—	—	(119)	—	—	(119)
Sale of common stock and warrants	—	—	33	—	—	—	2,099	—	—	2,099
Initial recognition of fair value of warrant liability	—	—	—	—	—	—	(2,099)	—	—	(2,099)
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	(25)	—	(25)
Stock-based compensation	—	—	—	—	—	—	5,730	—	—	5,730
Net loss	—	—	—	—	—	—	—	—	(32,398)	(32,398)
Balance as of December 31, 2022	—	$—	357	$—	228	$—	$164,879	$(25)	$(149,597)	$15,257

Note: Share and per share amounts for the years ended December 31, 2022 and 2021 have been adjusted to reflect the impact of a 1-for-40 reverse stock split effected in January 2024, as discussed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

PERASO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended
	December 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(32,398)	$(10,911)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,057	1,116
Stock-based compensation	5,730	4,484
Change in fair value of warrant liability	(1,595)	(8,102)
Financing costs - warrant issuances	1,576	—
Impairment of goodwill	9,946	—
Accrued interest on debt obligation	9	721
Interest portion of financing lease repayment	(16)	—
Amortization of debt discount	—	2,091
Other	89	27
Changes in assets and liabilities
Accounts receivable	(808)	(848)
Inventories	(1,525)	(1,418)
Prepaid expenses and other assets	(59)	560
Tax credits and receivables	1,160	(484)
Accounts payable	(94)	804
Right-of-use assets	578	252
Lease liabilities - operating	(542)	(236)
Deferred revenue and other liabilities	(1,128)	(72)
Net cash used in operating activities	(16,020)	(12,016)
Cash flows from investing activities:
Purchases of property and equipment	(988)	(71)
Purchases of intangible assets	(21)	(165)
Proceeds from maturities of marketable securities	11,534	400
Purchases of marketable securities	(488)	—
Cash acquired in business combination	—	6,464
Net cash provided by investing activities	10,037	6,628
Cash flows from financing activities:
Proceeds from sale of common stock, net	2,099	—
Repayment of financing lease	(61)	—
Repayment of loans	—	(785)
Proceeds from exercise of stock options	—	37
Net proceeds from loan facility	—	1,262
Net proceeds from convertible debentures	—	9,055
Taxes paid to net share settle equity awards	(120)	—
Net cash provided by financing activities	1,918	9,569
Net increase (decrease) in cash and cash equivalents	(4,065)	4,181
Cash and cash equivalents at beginning of year	5,893	1,712
Cash and cash equivalents at end of year	$1,828	$5,893
Supplemental disclosure:
Noncash investing and financing activities:
Initial recognition of warrant liability	$3,673	$—
Recognition of right-of-use assets and lease liabilities	$1,003	$—
Unrealized loss on available-for-sale securities	$26	$—
Fair value of new warrant liability issued recognized as debt discount	$—	$2,604
Settlement of loan facility against tax receivables	$—	$1,097
Effect of business combination	$—	$37,627
Settlement of warrants to common stock	$—	$1,208
Conversion of convertible debentures into common stock	$—	$13,545

The accompanying notes are an integral part of these consolidated financial statements.

PERASO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. The Company and Summary of Significant Accounting Policies

Peraso Inc., formerly known as MoSys, Inc. (the Company), was incorporated in California in 1991 and reincorporated in 2000 in Delaware. The Company is a fabless semiconductor company specializing in the development of millimeter wave (mmWave), which is generally described as the frequency band from 24 Gigahertz (GHz) to 300GHz, wireless technology. The Company derives revenue from selling its semiconductor devices and modules and performance of non-recurring engineering services. The Company also manufactures and sells high-performance memory semiconductor devices for a wide range of markets and receives royalties from licensees of its memory technology.

On September 14, 2021, the Company and its subsidiaries, 2864552 Ontario Inc. (Callco) and 2864555 Ontario Inc. (Canco), entered into an Arrangement Agreement (the Arrangement Agreement) with Peraso Technologies Inc. (Peraso Tech), a corporation existing under the laws of the province of Ontario, to acquire all of the issued and outstanding common shares of Peraso Tech (the Peraso Shares), including those Peraso Shares to be issued in connection with the conversion or exchange of secured convertible debentures and common share purchase warrants of Peraso Tech, as applicable, by way of a statutory plan of arrangement (the Arrangement) under the Business Corporations Act (Ontario). On December 17, 2021, following the satisfaction of the closing conditions set forth in the Arrangement Agreement, the Arrangement was completed and, the Company changed its name to “Peraso Inc.” and began trading on the Nasdaq Stock Market (the Nasdaq) under the symbol “PRSO.”

For accounting purposes, Peraso Tech, the legal subsidiary, was treated as the accounting acquirer and the Company, the legal parent, was treated as the accounting acquiree. The transaction was accounted for as a reverse acquisition in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, Business Combinations (ASC 805). Accordingly, these consolidated financial statements are a continuation of Peraso Tech’s consolidated financial statements prior to December 17, 2021 and exclude the statements of operations and comprehensive loss, statement of stockholders’ equity and statements of cash flows of the Company prior to December 17, 2021. See Note 2 for additional disclosure.

Liquidity and Going Concern

The Company incurred net losses of approximately $32.4 million and $10.9 million for the years ended December 31, 2022 and December 31, 2021, respectively, and had an accumulated deficit of approximately $149.6 million as of December 31, 2022. These and prior year losses have resulted in significant negative cash flows and have required the Company to raise substantial amounts of additional capital. To date, the Company has primarily financed its operations through multiple offerings of common stock and issuance of convertible notes and loans to investors and affiliates.

The Company expects to continue to incur operating losses for the foreseeable future as it secures additional customers and continues to invest in the commercialization of its products. The Company will need to increase revenues substantially beyond levels that it has attained in the past in order to generate sustainable operating profit and sufficient cash flows to continue doing business without raising additional capital from time to time. As a result of the Company’s expected operating losses and cash burn for the foreseeable future, as well as recurring losses from operations, if the Company is unable to raise sufficient capital through additional debt or equity arrangements, there will be uncertainty regarding the Company’s ability to maintain liquidity sufficient to operate its business effectively, which raises substantial doubt as to the Company’s ability to continue as a going concern within one year from the date of issuance of these consolidated financial statements. These consolidated financial statements do not include any adjustments that might result from this uncertainty. There can be no assurance that such additional capital, whether in the form of debt or equity financing, will be sufficient or available and, if available, that such capital will be offered on terms and conditions acceptable to the Company. The Company’s primary focus is producing and selling its products. If the Company is unsuccessful in these efforts, it will need to implement additional cost reduction strategies, which could further affect its near- and long-term business plan. These efforts may include, but are not limited to, reducing headcount and curtailing business activities.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The Company’s fiscal year ends on December 31 of each calendar year. Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations or cash flows.

Reverse Stock Split

On December 15, 2023, the Company filed a certificate of amendment to its amended and restated certificate of incorporation with the Secretary of State of the State of Delaware to effect a 1-for-40 reverse stock split of the Company’s shares of common stock. Further, on January 2, 2024, Canco filed a certificate of amendment to its amended and restated certificate of incorporation under the Ontario Business Corporations Act to effect a 1-for-40 reverse stock split of the outstanding exchangeable shares. Such amendments and ratio were previously approved by the Company’s stockholders and board of directors.

As a result of the reverse stock split, which was effective for trading purposes on January 3, 2024, every 40 shares of the Company’s pre-reverse split outstanding common stock and exchangeable shares were combined and reclassified into one share of common stock. Proportionate voting rights and other rights of holders of common stock and exchangeable shares were not affected by the reverse stock split. Any fractional shares of common stock and exchangeable shares resulting from the reverse stock split were rounded up to the nearest whole share. All stock options and restricted stock units outstanding and common stock reserved for issuance under the Company’s equity incentive plans and warrants outstanding immediately prior to the reverse stock split were adjusted by dividing the number of affected shares of common stock by 40 and, as applicable, multiplying the exercise price by 40, as a result of the reverse stock split. All share and per-share amounts in these consolidated financial statements have been restated to reflect the reverse stock split as if it had occurred at the beginning of the earliest period presented.

Risks and Uncertainties

The Company is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, limited operating history and the volatility of public markets.

COVID-19

The global outbreak of the coronavirus disease 2019 (COVID-19) was declared a pandemic by the World Health Organization and a national emergency by the U.S. government in March 2020.  This has negatively affected the U.S. and global economy, disrupted global supply chains, significantly restricted travel and transportation, resulted in mandated closures and orders to “shelter-in-place” and created significant disruption of the financial markets. The full extent of the COVID-19 impact on the Company’s operational and financial performance will depend on future developments, including the duration and spread of the pandemic and related actions taken by U.S. and foreign government agencies to prevent disease spread, all of which are uncertain, out of the Company’s control, and cannot be predicted.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses recognized during the reported period. Material estimates may include assumptions made in determining reserves for uncollectible receivables, inventory write-downs, impairment of long-term assets, purchase price allocations, valuation allowance on deferred tax assets, accruals for potential liabilities and assumptions made in valuing equity instruments. Actual results could differ from those estimates.

Cash Equivalents and Investments

The Company has invested its excess cash in money market accounts, certificates of deposit, corporate debt, government-sponsored enterprise bonds and municipal bonds and considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Investments with original maturities greater than three months and remaining maturities less than one year are classified as short-term investments. Investments with remaining maturities greater than one year are classified as long-term investments. Management generally determines the appropriate classification of securities at the time of purchase. All securities are classified as available-for-sale. The Company’s available-for-sale short-term and long-term investments are carried at fair value, with the unrealized holding gains and losses reported in accumulated other comprehensive income (loss). Realized gains and losses and declines in the value judged to be other-than-temporary are included in the other income, net line item in the consolidated statements of operations. The cost of securities sold is based on the specific identification method.

Fair Value Measurements

The Company measures the fair value of financial instruments using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 —Inputs used to measure fair value are unadjusted quoted prices that are available in active markets for the identical assets or liabilities as of the reporting date.

Level 2 —Pricing is provided by third party sources of market information obtained through the Company’s investment advisors, rather than models. The Company does not adjust for, or apply, any additional assumptions or estimates to the pricing information it receives from advisors. The Company’s Level 2 securities include cash equivalents and available-for-sale securities, which consisted primarily of certificates of deposit, corporate debt, and government agency and municipal debt securities from issuers with high-quality credit ratings. The Company’s investment advisors obtain pricing data from independent sources, such as Standard & Poor’s, Bloomberg and Interactive Data Corporation, and rely on comparable pricing of other securities because the Level 2 securities are not actively traded and have fewer observable transactions. The Company considers this the most reliable information available for the valuation of the securities.

Level 3 —Unobservable inputs that are supported by little or no market activity and reflect the use of significant management judgment are used to measure fair value. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions. The determination of fair value for Level 3 investments and other financial instruments involves the most management judgment and subjectivity.

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, accounts payable, notes payable and other payables, approximate their fair values because of the short maturity of these instruments. The carrying values of lease obligations and long-term financing obligations approximate their fair values because interest rates on these obligations are based on prevailing market interest rates. The Company measures the fair value of its warrant liabilities using Level 3 inputs.

Derivatives and Liability-Classified Instruments

The Company accounts for common stock warrants as either equity-classified or liability-classified instruments based on an assessment of the specific terms of the warrants and the guidance provided by the Financial Accounting Standards Board (FASB) in ASC 480, Distinguishing Liabilities from Equity (ASC 480) and ASC 815, Derivatives and Hedging (ASC 815). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own stock and whether the holders of the warrants could potentially require net cash settlement in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

Allowance for Doubtful Accounts

The Company establishes an allowance for doubtful accounts to ensure that its trade receivables balances are not overstated due to uncollectibility. The Company performs ongoing customer credit evaluations within the context of the industry in which it operates and generally does not require collateral from its customers. A specific allowance of up to 100% of the invoice value is provided for any problematic customer balances. Delinquent account balances are written off after management has determined that the likelihood of collection is remote. The Company grants credit only to customers deemed creditworthy in the judgment of management. The allowance for doubtful accounts receivable was approximately $183,000 and $61,000 as of December 31, 2022 and December 31, 2021, respectively.

Inventories

The Company values its inventories at the lower of cost, which approximates actual cost on a first-in, first-out basis, or net realizable value. Costs of inventories primarily consisted of material and third party assembly costs. The Company records inventory reserves for estimated obsolescence or unmarketable inventories based upon assumptions about future demand and market conditions. Once a reserve is established, it is maintained until the product to which it relates is sold or otherwise disposed of. If actual market conditions are less favorable than those expected by management, additional adjustment to inventory valuation may be required. Charges for obsolete and slow-moving inventories are recorded based upon an analysis of specific identification of obsolete inventory items and quantification of slow moving inventory items. The Company recorded write-downs of inventory of approximately $420,000 during the year ended December 31, 2022. The Company recorded no inventory write-downs for the year ended December 31, 2021.

Tax Credits and Receivables

The Company is registered for the Canadian federal and provincial goods and services taxes. As such, the Company is obligated to collect from third parties and is entitled to claim sales taxes paid on its expenses and capital expenditures incurred in Canada.

The Company participates in the Canadian government’s Scientific Research and Experimental Development (SRED) Program, which uses tax incentives to encourage Canadian businesses to conduct research and development (R&D) in Canada. As a part of the program, the Company may be entitled to a receivable in the form of tax credits or incentives. The Company records refundable tax credits as a reduction of expense and receivable when the Company can reasonably estimate the amounts and it is more likely than not, the credit will be received.

A government refund or subsidy that is compensation for expenses or losses already incurred, or for which there are no future related costs, is recognized in the statement of operations in the period in which it becomes receivable.

On December 17, 2021, Peraso Tech ceased to be a Canadian Controlled Private Corporation, as defined by the government of Canada, and the Company was no longer eligible for the expenditure refund program. However, it is eligible for a tax credit of 15% on qualified SRED expenditures. Unused SRED tax credits can be carried back three years or forward for 20 years.

Property and Equipment

Property and equipment are originally recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to six years. Depreciation is recorded in cost of sales and operating expenses in the consolidated statements of operations and comprehensive loss. Leasehold improvements and assets acquired through capital leases are amortized over the shorter of their estimated useful life or the lease term, and related amortization is recorded in operating expenses in the consolidated statements of operations.

Intangible and Long-lived Assets

Intangible assets are recorded at cost and amortized on a straight-line method over their estimated useful lives of three to ten years. Amortization of developed technology and other intangibles directly related to the Company’s products is included in cost of net revenue, while amortization of customer relationships and other intangibles not associated with the Company’s products is included in selling, general and administrative expenses in the consolidated statements of operations and comprehensive loss.

The Company regularly reviews the carrying value and estimated lives of its long-lived assets and finite-lived intangible assets to determine whether indicators of impairment may exist which warrant adjustments to carrying values or estimated useful lives. The determinants used for this evaluation include management’s estimate of the asset’s ability to generate positive income from operations and positive cash flow in future periods as well as the strategic significance of the assets to the Company’s business objective. Should an impairment exist, the impairment loss would be measured based on the excess of the carrying amount of the long-lived asset group over the asset’s fair value.

Purchased Intangible Assets

Intangible assets acquired in business combinations are accounted for based on the fair value of assets purchased and are amortized over the period in which economic benefit is estimated to be received. Intangible assets subject to amortization, including those acquired in business combinations were as follows (amounts in thousands):

	December 31, 2022
	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount
Developed technology	$5,726	$(1,491)	$4,235
Customer relationships	2,556	(666)	1,890
Other	186	(33)	153
Total	$8,468	$(2,190)	$6,278

	December 31, 2021
	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount
Developed technology	$5,726	$(60)	$5,666
Customer relationships	2,556	(27)	2,529
Other	165	(5)	160
Total	$8,447	$(92)	$8,355

Developed technology primarily consisted of MoSys’ products that have reached technological feasibility and primarily relate to its memory semiconductor products and technology. The value of the developed technology was determined by discounting estimated net future cash flows of these products. The Company is amortizing the developed technology on a straight-line basis over four years. Amortization related to developed technology of approximately $1,431,000 and $60,000 for the years ended December 31, 2022 and 2021, respectively, has been included in cost of net revenue in the consolidated statements of operations and comprehensive loss.

Customer relationships relate to the Company’s ability to sell existing and future versions of products to MoSys’ customers existing at the time of the arrangement. The fair value of the customer relationships was determined by discounting estimated net future cash flows from the customer relationships. The Company is amortizing customer relationships on a straight-line basis over an estimated life of four years. Amortization related to customer relationships of approximately $639,000 and $27,000 for the years ended December 31, 2022 and 2021, respectively, has been included in selling, general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Other amortization expense was approximately $28,000 and $5,000 for the years ended December 31, 2022 and 2021, respectively.

As of December 31, 2022, estimated future amortization expense related to intangible assets was (in thousands):

Year ending December 31,
2023	$2,099
2024	2,099
2025	2,011
2026	28
2027	10
Thereafter	31
$6,278

Business Combinations

The Company allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill to reporting units based on the expected benefit from the business combination. Allocation of purchase consideration to identifiable assets and liabilities affects the amortization expense, as acquired finite-lived intangible assets are amortized over the useful life, whereas any indefinite-lived intangible assets, including goodwill, are not amortized. During the measurement period, which is not to exceed one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings. Acquisition-related expenses are recognized separately from business combinations and are expensed as incurred.

Goodwill

The Company determines the amount of a potential goodwill impairment by comparing the fair value of the reporting unit with its carrying amount. To the extent the carrying value of a reporting unit exceeds its fair value, a goodwill impairment charge is recognized.

The Company has determined that it has a single reporting unit for purposes of performing its goodwill impairment test. As the Company uses the market approach to determine the step one fair value of the reporting unit, the price of its common stock is an important component of the fair value calculation. If the Company’s stock price experiences significant price and volume fluctuations, this will impact the fair value of the reporting unit, which can lead to potential impairment in future periods. The Company reviews goodwill for impairment on an annual basis or whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The Company first assesses qualitative factors to determine whether it is more-likely-than-not that the fair value of the reporting unit is less than the carrying amount as a basis for determining whether it is necessary to perform an impairment test. If the qualitative assessment warrants further analysis, the Company compares the fair value of the reporting unit to its carrying value. The fair value of the reporting unit is determined using the market approach. If the fair value of the reporting unit exceeds the carrying value of net assets of the reporting unit, goodwill is not impaired. If the carrying value of the reporting unit’s goodwill exceeds its fair value, then the Company must record an impairment charge equal to the difference.

During the three months ended December 31, 2022, the Company concluded a triggering event had occurred due to the sustained decrease in the price per share of its common stock and related reduced market capitalization. The Company performed a test for goodwill impairment, and, due to the decrease in the price per share of its common stock, the test results indicated the goodwill carrying value was greater than its implied fair value. As a result of the impairment test, the Company recorded a non-cash impairment charge totaling $9.9 million, and the Company’s goodwill balance was reduced to zero as of December 31, 2022.

Leases

ASC 842, Leases (ASC 842), requires an entity to recognize a right-of-use asset and a lease liability for all leases with terms longer than 12 months. The Company adopted ASC 842 utilizing the modified retrospective transition method. The Company elected the practical expedient afforded in ASC 842 in which the Company did not reassess whether any contracts that existed prior to adoption have or contain leases or the classification of its existing leases.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, and its amendments (ASC 606). As described below, the analysis of contracts under ASC 606 supports the recognition of revenue at a point in time, resulting in revenue recognition timing that is materially consistent with the Company’s historical practice of recognizing product revenue when title and risk of loss pass to the customer.

The Company generates revenue primarily from sales of integrated circuits and module products, performance of engineering services and licensing of its intellectual property. Revenues are recognized when control is transferred to customers in amounts that reflect the consideration the Company expects to be entitled to receive in exchange for those goods. Revenue recognition is evaluated through the following five steps: (i) identification of the contract, or contracts, with a customer; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) recognition of revenue when or as a performance obligation is satisfied.

Product revenue

Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied. The majority of the Company’s contracts have a single performance obligation to transfer products. Accordingly, the Company recognizes revenue when title and risk of loss have been transferred to the customer, generally at the time of shipment of products. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products and is generally based upon a negotiated, formula, list or fixed price. The Company sells its products both directly to customers and through distributors generally under agreements with payment terms typically 60 days or less.

The Company may record an estimated allowance, at the time of shipment, for future returns and other charges against revenue consistent with the terms of sale.

Royalty and other

The Company’s licensing contracts typically provide for royalties based on the licensee’s use of the Company’s memory technology in its currently shipping commercial products. The Company estimates its royalty revenue in the calendar quarter in which the licensee uses the licensed technology. Payments are received in the subsequent quarter. The Company also generates revenue from licensing its technology. The Company recognizes license fees as revenue at the point of time when the control of the license has been transferred and the Company has no continuing performance obligations to the customer.

Engineering services revenue

Engineering and development contracts with customers generally contain a single performance obligation that is delivered over time. Revenue is recognized using an output method that is consistent with the satisfaction of the performance obligation as a measure of progress.

Deferred cost of net revenue

During the year ended December 31, 2022, the Company had $1.1 million of product shipments for which the revenue recognition criteria under ASC 606 had not been met. Accordingly, the Company deferred the cost of net revenue associated with these shipments, and the amount deferred has been presented as deferred cost of net revenue in the consolidated balance sheets.

Contract liabilities – deferred revenue

The Company’s contract liabilities consist of advance customer payments and deferred revenue. The Company classifies advance customer payments and deferred revenue as current or non-current based on the timing of when the Company expects to recognize revenue. As of December 31, 2022 and December 31, 2021, contract liabilities were in a current position and included in deferred revenue.

During the year ended December 31, 2022, the Company recognized approximately $243,000 of revenue that had been included in deferred revenue as of December 31, 2021.

See Note 7 for disaggregation of revenue by geography.

The Company does not have significant financing components, as payments from customers are typically due within 60 days of invoicing, and the Company has elected the practical expedient to not value financing components that are less than one year. Shipping and handling costs are generally incurred by the customer, and, therefore, are not recorded as revenue.

Cost of Net Revenue

Cost of net revenue consists primarily of direct and indirect costs of product sales, including amortization of intangible assets and depreciation of production-related fixed assets.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were not significant for the years ended December 31, 2022 and 2021.

Government Subsidies

A grant or subsidy that is compensation for expenses or losses already incurred, or for which there are no future related costs, is recognized in the statement of operations in the period in which it becomes receivable.

Starting in 2020, certain Canadian businesses, which experienced a drop in revenue during the COVID-19 pandemic, became eligible for rent and wage subsidies from the Canadian government. The Company’s subsidiary, Peraso Tech, was eligible for and received the Covid-program subsidies on a monthly basis beginning in the fourth quarter of 2020 and ending in the fourth quarter of 2021.

During the year ended December 31, 2021, the Company recognized payroll subsidies of $1,120,475 as a reduction in the associated wage costs and rent subsidies of $199,235 as a reduction of operating expenses in the consolidated statement of operations.

Research and Development

Engineering costs are recorded as research and development expense in the period incurred.

Stock-Based Compensation

The Company periodically issues stock options and restricted stock awards to employees and non-employees. The Company accounts for such grants based on ASC No. 718, whereby the value of the award is measured on the date of grant and recognized as compensation expense on a straight-line basis over the vesting period. The fair value of the Company’s stock options is estimated using the Black-Scholes-Merton Option Pricing (Black Scholes) model, which uses certain assumptions related to risk-free interest rates, expected volatility, expected life of the options, and future dividends. Compensation expense is recorded based upon the value derived from the Black Scholes model. The assumptions used in the Black Scholes model could materially affect compensation expense recorded in future periods.

Foreign Currency Transactions

The functional currency of the Company is the U.S dollar. All foreign currency transactions are initially measured and recorded in an entity’s functional currency using the exchange rate on the date of the transaction. All monetary assets and liabilities are remeasured at the end of each reporting period using the exchange rate at that date. All non-monetary assets and related expense, depreciation or amortization are not subsequently remeasured and are measured using the historical exchange rate. An average exchange rate may be used to recognize income and expense items earned or incurred evenly over a period. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the statement of operations, except for the gains and losses arising from the conversion of the carrying amount of the foreign currency denominated convertible preferred shares into the functional currency that are presented as adjustment to the net loss to arrive at net loss attributable to common stockholders.

Per-Share Amounts

Basic net loss per share is computed by dividing net loss for the period by the weighted-average number of exchangeable shares and shares of common stock outstanding during the period. Diluted net loss per share gives effect to all potentially dilutive exchangeable and common shares outstanding during the period. Potentially dilutive common shares consist of incremental exchangeable shares and shares of common stock issuable upon the achievement of escrow terms, exercise of stock options, vesting of stock awards and exercise of warrants.

The following table sets forth securities outstanding that were excluded from the computation of diluted net loss per share as their inclusion would be anti-dilutive (in thousands):

	December 31,
	2022	2021
Escrow Shares - exchangeable shares	33	33
Escrow Shares - common stock	13	13
Options to purchase common stock	37	39
Unvested restricted common stock units	26	2
Common stock warrants	124	3
Total	233	90

Income Taxes

The Company determines deferred tax assets and liabilities based upon the differences between the financial statement and tax bases of the Company’s assets and liabilities using tax rates in effect for the year in which the Company expects the differences to affect taxable income. A valuation allowance is established for any deferred tax assets for which it is more likely than not that all or a portion of the deferred tax assets will not be realized.

The Company files U.S. federal and state and foreign income tax returns in jurisdictions with varying statutes of limitations. The 2015 through 2020 tax years generally remain subject to examination by U.S. federal and state tax authorities, and the 2011 through 2020 tax years generally remain subject to examination by foreign tax authorities.

At December 31, 2022, the Company did not have any material unrecognized tax benefits nor expect its unrecognized tax benefits to change significantly over the next 12 months. The Company recognizes interest related to unrecognized tax benefits as income tax expense and penalties related to unrecognized tax benefits as other income and expense. During the years ended December 31, 2022 and 2021, the Company did not recognize any interest or penalties related to unrecognized tax benefits.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments—Credit Losses. This ASU added a new impairment model (known as the current expected credit loss (CECL) model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes an allowance for its estimate of expected credit losses and applies to most debt instruments, trade receivables, lease receivables, financial guarantee contracts, and other loan commitments. The CECL model does not have a minimum threshold for recognition of impairment losses and entities will need to measure expected credit losses on assets that have a low risk of loss. This update is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years for smaller reporting companies. The Company does not expect that the adoption of ASU No. 2016-13 will have a significant impact on the Company’s consolidated financial statements.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (ASU 2021-04). ASU 2021-04 provides guidance as to how an issuer should account for a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option (i.e., a warrant) that remains classified after modification or exchange as an exchange of the original instrument for a new instrument. An issuer should measure the effect of a modification or exchange as the difference between the fair value of the modified or exchanged warrant and the fair value of that warrant immediately before modification or exchange and then apply a recognition model that comprises four categories of transactions and the corresponding accounting treatment for each category (equity issuance, debt origination, debt modification, and modifications unrelated to equity issuance and debt origination or modification). ASU 2021-04 is effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the guidance provided in ASU 2021-04 prospectively to modifications or exchanges occurring on or after the effective date. The Company adopted ASU 2021-04 effective January 1, 2022. The adoption of ASU 2021-04 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

Management does not believe that any other recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s financial statement presentation or disclosures.

Note 2: Business Combination

Arrangement

As discussed in Note 1, on September 14, 2021, the Company and its newly formed subsidiaries, Callco and Canco, entered into the Arrangement Agreement with Peraso Tech. Prior to the Arrangement, as a fabless semiconductor company, the Company’s primary focus was the manufacture and sale of high-performance memory semiconductor devices for a wide range of markets. Peraso Tech was also a fabless semiconductor company specializing in the development of mmWave technology, including 60GHz and 5G products, and deriving revenue from selling semiconductor devices, proprietary modules based on its semiconductor devices and performance of non-recurring engineering services. The primary reason for the business combination was to produce a larger fabless semiconductor company with greater size and scale with access to the public capital markets for the benefit of the stockholders of both companies.

On December 17, 2021, following the satisfaction of the closing conditions set forth in the Arrangement Agreement, including approvals from the stockholders of the Company and Peraso Tech, the Arrangement was completed.

Securities Conversion

Pursuant to the completion of the Arrangement, each Peraso Share that was issued and outstanding immediately prior to December 17, 2021 was converted into the right to receive .00113097805968168(the Exchange Ratio) newly issued shares of common stock of the Company or shares of Canco, which are exchangeable for shares of the Company’s common stock (Exchangeable Shares), at the election of each former Peraso Tech stockholder. In addition, all of Peraso Tech’s outstanding stock options and other securities exercisable or exchangeable for, or convertible into, and any other rights to acquire Peraso Shares were exchanged for securities exercisable or exchangeable for, or convertible into, or other rights to acquire the Company’s common stock. Immediately following the completion of the Arrangement, the former security holders of Peraso Tech owned approximately 61%, on a fully-diluted basis, of the Company’s common stock, and the former shareholders of Peraso Tech, as a group, obtained control of the Company. While the Company was the legal acquirer of Peraso Tech, Peraso Tech was deemed to be the acquirer for accounting purposes.

In addition, pursuant to the terms of the Arrangement Agreement, (i) certain warrants to purchase Peraso Shares outstanding immediately prior to the closing of the Arrangement were exercised in consideration for the issuance of Peraso Shares; (ii) each convertible debenture of Peraso Tech outstanding immediately prior to the closing of the Arrangement and all principal and accrued but unpaid interest thereon was converted into Peraso Shares at a conversion price equal to the conversion price set out in each such debenture; and (iii) each outstanding option to purchase Peraso Shares (each, a Peraso Option) was exchanged for a replacement option to purchase such number of shares of common stock that was equal to the product of (a) the number of Peraso Shares subject to the Peraso Options immediately before the closing of the Arrangement and (b) the Exchange Ratio, rounded down to the nearest whole number of shares of common stock.

Upon the closing of the Arrangement, an aggregate of 232,377 Exchangeable Shares and 88,954 shares of common stock were issued to the holders of Peraso Shares. Of such shares, pursuant to the terms of the Agreement, the Company held in escrow an aggregate of 32,822 Exchangeable Shares and 12,564 shares of common stock (collectively, the Escrow Shares). The Escrow Shares are escrowed pursuant to the terms of an escrow agreement on a pro rata basis from the aggregate consideration received by the holders of Peraso Shares, subject to the offset by the Company for any losses in accordance with the Agreement. Such Escrow Shares shall be released, subject to any offset claim, upon the satisfaction of the earlier of: (a) any date following the first anniversary of December 17, 2021 and prior to December 17, 2024 where the volume weighted average price of the common stock for any 20 trading days within a period of 30 consecutive trading days is at least $342.80 per share, subject to adjustment for stock splits or other similar transactions; (b) the date of any sale of all or substantially all of the assets or shares of the Company; or (c) the date of any bankruptcy, insolvency, restructuring, receivership, administration, wind-up, liquidation, dissolution, or similar event involving the Company. All and any voting rights and other stockholder rights, other than with respect to dividends and distributions, with respect to the Escrow Shares are suspended until the Escrow Shares are released from escrow.

The Exchangeable Share structure is commonly used for cross-border transactions of this nature so as to provide non-tax-exempt Canadian shareholders with the same economic rights and benefits as holders of the Company’s shares into which the Exchangeable Shares are exchangeable, while allowing those Canadian shareholders to benefit from the tax-rollover available on the issuance of the Exchangeable Shares. In general terms, by choosing to acquire Exchangeable Shares from Canco, such a former Peraso Tech shareholder was able to rely on a rollover rule in the Income Tax Act (Canada) in order to defer any capital gain that he/she/it would have otherwise realized.

Callco was incorporated to exercise the call rights, while Canco was incorporated to acquire the shares of Peraso Tech from Canadian shareholders that wished to receive Exchangeable Shares as consideration, so it was a tax deferred transaction for such Canadian shareholders. The use of a separate entity, Callco, helps maximize cross border paid-up capital, which represents the amount that can generally be distributed free of Canadian withholding tax. The call rights also allow Callco to “purchase” the Exchangeable Shares rather than having them redeemed by Canco on a redemption or retraction or in connection with a liquidity event, thus avoiding the adverse deemed dividend tax consequences to shareholders that may arise from a redemption or retraction of Exchangeable Shares.

Holders of Exchangeable Shares have the right at any time (the Retraction Right) to retract or redeem any or all of the Exchangeable Shares owned by them for an amount per share equal to the market price of a share of the Company’s common stock plus the full amount of all declared and unpaid dividends on such Exchangeable Share (the Exchangeable Share Purchase Price). The Exchangeable Share Purchase Price is payable only by the Company delivering or causing to be delivered to the relevant holder one share of the Company’s common stock for each Exchangeable Share purchased plus a cash amount equal to the amount of any accrued and unpaid dividends on such Exchangeable Share. The Company and Callco each have an overriding right, in the event that a holder of Exchangeable Shares exercises its Retraction Right, to redeem from such holder all, but not less than all, of the Exchangeable Shares tendered for redemption.

The Exchangeable Shares are subject to redemption by the Company, Callco and Canco at the Exchangeable Share Purchase Price, on the “Redemption Date,” which date shall be no earlier than the seventh anniversary of the date on which Exchangeable Shares are first issued, unless: (a) less than 10% of the aggregate number of Exchangeable Shares issued remain outstanding; (b) there is a change in control of the Company (defined generally as (i) any merger, amalgamation, arrangement, takeover bid or tender offer, material sale of shares or rights or interests that results in the holders of outstanding voting securities of the Company directly or indirectly owning, or exercising control or direction over, voting securities representing less than 50% of the total voting power of all of the voting securities of the surviving entity; or (ii) any sale or disposition of all or substantially of the Company’s assets), and (c) upon the occurrence of certain other events. The Exchangeable Share Purchase Price is payable only by the Company delivering or causing to be delivered to the relevant holder one share of the Company’s common stock for each Exchangeable Share purchased plus a cash amount equal to the amount of any accrued and unpaid dividends on such Exchangeable Share.

In the event of the liquidation, dissolution or winding-up of Canco, holders of Exchangeable Shares have the right to receive in respect of each Exchangeable Share held by such holder, an amount per share equal to the Exchangeable Share Purchase Price, which shall be satisfied in full by Canco by delivering to such holder one Company Share, plus an amount equal to the Dividend Amount. The Company and Callco each have an overriding right to purchase from all holders all but not less than all of the Exchangeable Shares upon the occurrence of such events.

In addition, the Company and Callco have the right to purchase all outstanding Exchangeable Shares at the Exchangeable Share Purchase Price if there is a change of law that permits holders of Exchangeable Shares to exchange their Exchangeable Shares for shares of common stock on a basis that will not require holders to recognize any gain or loss or any actual or deemed dividend for Canadian tax purposes.

The holders of Exchangeable Shares have an “automatic exchange right” in the event of any insolvency, liquidation, dissolution or winding-up or in general, related proceedings, of the Company for an amount per share equal to the Exchangeable Share Purchase Price.

It is expected that Callco will exercise its call rights, as that is more beneficial to the holders of the Exchangeable Shares. Once Callco acquires the Exchangeable Shares from a holder, it (Callco and the Company) is obligated to deliver the Company shares to the holder. Callco discharges this obligation by arranging for the Company to issue and deliver those shares to the holders on behalf of Callco. As consideration for satisfying the delivery obligation, Callco would issue its own shares to the Company.

There are no cash redemption features, as all redemption and exchange scenarios are payable in a share of the Company’s common stock. Neither Canco, Callco, or the Company assume any tax liabilities of a former Peraso Tech shareholder who acquired Exchangeable Shares under the plan of arrangement. The purchase price computed upon the exercise of rights pertaining to retraction, redemption, or liquidation, or otherwise giving rise to a purchase or cancellation of an Exchangeable Share, will, in all cases, consist of a 1:1 exchange involving the Company’s common stock, regardless of the market price of a share of the Company’s common stock.

In connection with the Arrangement, on December 15, 2021, the Company filed the Certificate of Designation of Series A Special Voting Preferred Stock (the Certificate) with the Secretary of State of the State of Delaware to designate Series A Special Voting Preferred Stock (the Special Voting Share) in accordance with the terms of the Arrangement Agreement in order to enable the holders of Exchangeable Shares to exercise their voting rights. The Special Voting Share was issued to a third-party administrative agent (the Agent) solely to facilitate the exercise of rights by holders of Exchangeable Shares. The rights of the Agent, as holder of the Special Voting Share, are limited to effecting the rights of the holders of the Exchangeable Shares; the Special Voting Share does not confer any independent rights to the Agent. Under the Certificate, when all of the Exchangeable shares have been converted into shares of the Company’s common stock, the Special Voting Share shall be automatically cancelled and shall not be reissued. Each Exchangeable Share is exchangeable for one share of common stock of the Company and while outstanding, the Special Voting Share enables holders of Exchangeable Shares to cast votes on matters for which holders of the common stock are entitled to vote, and by virtue of the share terms relating to the Exchangeable Shares, enable the Exchangeable Shares to receive dividends that are economically equivalent to any dividends declared with respect to the shares of common stock. As the Special Voting Share does not participate in dividends (only the Exchangeable Shares participate in dividends) and is not entitled to participate in the residual interest of the Company, it is not classified as an equity instrument in the Company’s financial statements.

The Exchangeable Shares, which can be converted into common stock at the option of the holder and have the same voting and dividend rights as common stock, are similar in substance to shares of common stock. Further, Canco and Callco are non-substantive entities, which are looked through with the Exchangeable Shares being, in substance, common stock of the Company. Therefore, the Exchangeable Shares have been included in the determination of outstanding common stock. The Special Voting Share was issued to a third-party administrative agent (the Agent) solely to facilitate the exercise of rights by holders of Exchangeable Shares, The rights of the Agent, as holder of the Special Voting Share, are limited to effecting the rights of the holders of the Exchangeable Shares; the Special Voting Share does not confer any independent rights to the Agent. Under the Certificate, when all of the Exchangeable shares have been converted into shares of the Company’s common stock, the Special Voting Share shall be automatically cancelled and shall not be reissued.

Outstanding Shares of Common Stock

The following table details the shares of the common stock that were outstanding immediately following the consummation of the Arrangement:

Number of shares
MoSys common stock outstanding prior to business combination	217,898
Common stock issued to Peraso Tech stockholders	76,390
Exchangeable Shares issued to Peraso Tech stockholders	199,556
Escrow Shares - common stock	12,564
Escrow Shares - Exchangeable Shares	32,822
Total shares issued and outstanding	539,230

Reverse Acquisition Determination

Pursuant to ASC 805, the transaction was accounted for as a reverse acquisition because: (i) the stockholders of Peraso Tech owned the majority of the outstanding common stock of the Company after the share exchange; (ii) Peraso Tech appointed a majority of the Company’s board of directors; and (iii) Peraso Tech determined the officers of the Company.

Measuring the Consideration Transferred

In the reverse acquisition, the accounting acquirer did not issue any consideration to the accounting acquiree, rather the accounting acquiree issued its equity shares to the owners of the accounting acquirer in exchange for the accounting acquirer’s shares. The acquisition date fair value of the consideration transferred by the accounting acquirer for its interest in the accounting acquiree was calculated by Peraso Tech, as the fair value of the consideration effectively transferred. In accordance with ASC 805, the consideration effectively transferred between the Company (a public company as the accounting acquiree) and Peraso Tech (a private company as the accounting acquirer), was calculated as the fair value of the Company’s equity including the fair value of its common shares outstanding and its warrants, plus the portion of the share-based award fair value allocated to the pre-combination service of the accounting acquiree’s awards. The fair value of the total consideration effectively transferred is summarized in the following table (in thousands, except per-share amount):

Company share price (i)	$168.40
Company common shares outstanding (ii)	218

Fair value of the Company’s common shares outstanding	36,711

Fair value of the Company’s warrants (iii)	301

Fair value of the Company’s warrants (iii)	782
Percent related to precombination service	80.76%
Fair value of the Company’s precombination service share based awards (iii)	632

Consideration effectively transferred	$37,644

(i)	Represents the Company’s share price as of December 16, 2021
(ii)	Represents the Company’s outstanding shares as of December 16, 2021
(iii)	Represents the fair value of the Company’s warrants outstanding and calculated as of December 16, 2021

The following table summarizes the final allocation of the purchase price to the net assets acquired based on the respective fair value of the acquired assets and assumed liabilities of the accounting acquiree, which is the Company.

December 31,
2021
(in thousands)
Assets:
Cash, cash equivalents and investments	$19,064
Other current assets	2,558
Other assets	833
Intangibles
Developed technology	5,726
Customer relationships	2,556
8,282
Goodwill	9,946
Liabilities:
Current liabilities	3,056
$37,627

Presentation of Consolidated Financial Statements Post Reverse Acquisition

The consolidated financial statements reflect all of the following:

●	the assets and liabilities of the legal subsidiary (Peraso Tech, as the accounting acquirer) recognized and measured at their pre-combination carrying amounts;

●	the assets and liabilities of the legal parent (the Company, as the accounting acquiree) recognized and measured in accordance with ASC No. 805;

●	the retained earnings and other equity balances of the legal subsidiary (Peraso Tech, as the accounting acquirer) before the business combination; and

●	the amount recognized as issued equity interests in the consolidated financial statements determined by adding the issued equity interest of Peraso Tech outstanding immediately before the business combination to the fair value of the Company. However, the equity structure (that is, the number and type of equity interests issued) reflects the equity structure of the Company.

All references to common stock, stock options and warrants as well as per share amounts have been retroactively restated to reflect the number of shares of the Company issued in the reverse acquisition. Unaudited pro forma results of operations for the year ended December 31, 2021 are included below as if the business combination occurred on January 1, 2021. This summary of the unaudited pro forma results of operations is not necessarily indicative of what the Company’s results of operations would have been had Peraso Tech been acquired at the beginning of 2021, nor does it purport to represent results of operations for any future periods.

Year ended December 31,
2021
Revenue	$10,670
Net loss	(19,977)
add back: acquisition costs	1,628
Adjusted net loss	$(18,349)

Note 3: Fair Value of Financial Instruments

The following table represents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 and 2021 and the basis for that measurement (in thousands):

	December 31, 2022
	Fair Value	Level 1	Level 2	Level 3
Assets:
Money market funds (1)	$73	$—	$—	$—
Corporate notes and commercial paper	$1,078	$—	$1,078	$—

Liabilities:
Warrant liability	$2,079	$—	$—	$2,079

	December 31, 2021
	Fair Value	Level 1	Level 2	Level 3
Money market funds (1)	$1,159	$1,159	$—	$—
Corporate notes and commercial paper	$12,195	$—	$12,195	$—

(1)	Included in cash and cash equivalents

The following table represents the Company’s determination of fair value for its financial assets (cash equivalents and investments) (in thousands):

	December 31, 2022
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Cash and cash equivalents	$1,828	$—	$—	$1,828
Short-term investments	1,103	—	(25)	1,078
	$2,931	$—	$(25)	$2,906

	December 31, 2021
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Cash and cash equivalents	$5,893	$—	$—	$5,893
Short-term investments	9,276	—	(9)	9,267
Long-term investments	2,935	—	(7)	2,928
	$18,104	$—	$(16)	$18,088

There were no transfers in or out of Level 1 and Level 2 securities during the years ended December 31, 2022 or December 31, 2021.

Note 4. Balance Sheet Detail

	December 31,
	2022	2021
	(in thousands)
Inventories:
Raw materials	$1,279	$879
Work-in-process	2,595	2,170
Finished goods	1,474	775
	$5,348	$3,824

Prepaid expenses and other:
Prepaid inventory and production costs	$186	$671
Prepaid insurance	47	44
Prepaid software	173	277
Other	168	167
	$574	$1,159

Property and equipment, net:
Machinery and equipment	$4,630	$8,944
Computer equipment and software	342	2,200
Furniture and fixtures	93	323
Leasehold improvements	555	354
Total property and equipment	5,620	11,821
Less: Accumulated depreciation and amortization	(3,395)	(9,472)
	$2,225	$2,349

During the year ended December 31, 2022, the Company wrote-off fully depreciated assets, or assets that were no longer in service, costing approximately $6,380,000 with corresponding accumulated depreciation of approximately $6,227,000, or a remaining net book value of approximately $153,000. The Company recorded the remaining book value of approximately $153,000 as a loss during the year ended December 31, 2022.

	2022	2021
	(in thousands)
Accrued Expenses & Other:
Accrued wages and employee benefits	$469	$506
Professional fees, legal and consulting	514	1,252
Insurance	—	340
Accrued taxes	14	190
Accrued inventory	—	233
Financing liability	330	—
Warranty accrual	39	29
Other	451	353
	$1,817	$2,903

Note 5. Commitments and Contingencies

Leases

The Company has facility leases that it accounts for under ASC 842, including the operating leases for its corporate headquarters facility in San Jose, California, and facilities in Toronto and Markham Ontario, Canada. The Toronto lease expires in December 2023. The Company entered into a new, direct lease for the San Jose facility in April 2022, for an 18-month term, which commenced July 15, 2022. In May 2022, the Company entered into a new lease for the facility in Markham with a 60-month term, which commenced June 21, 2022. The Markham landlord also provided a lease incentive of approximately $220,000 (the Incentive), which will be payable to the Company as follows: one-half of the Incentive payable subsequent to the completion of the improvements to the leased space and the second half-ratably on an annual basis commencing with the second year of the lease.

The initial right-of-use assets and corresponding liabilities of approximately $1.0 million for the San Jose and Markham facility leases were measured at the present value of the future minimum lease payments. The discount rate used to measure the lease assets and liabilities were 8%. Lease expense is recognized on a straight-line basis over the lease term.

On March 1, 2022, the Company entered into a 36-month finance lease agreement for the lease of equipment resulting in the recognition of a right-of-use asset and lease liability of approximately $274,000.

On November 1, 2022, the Company entered into a 36-month finance lease agreement for the lease of equipment resulting in the recognition of a right-of-use asset of approximately $124,000 and lease liability of approximately $117,000.

The following table provides the details of right-of-use assets and lease liabilities as of December 31, 2022 (in thousands):

Year Ended
December 31, 2022
Right-of-use assets:
Operating leases	$826
Finance lease	321
Total right-of-use assets	$1,147
Lease liabilities:
Operating leases	$834
Finance lease	323
Total lease liabilities	$1,157

Future minimum payments under the leases at December 31, 2022 are listed in the table below (in thousands):

Year ending December 31,
2023	$688
2024	263
2025	164
2026	107
2027	81
Total future lease payments	1,303
Less: imputed interest	(146)
Present value of lease liabilities	$1,157

The following table provides the details of supplemental cash flow information (in thousands):

	Year Ended December 31,
	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for leases	$704	$248

Rent expense was approximately $0.7 million and $0.6 million for the years ended December 31, 2022 and December 31, 2021, respectively. In addition to the minimum lease payments, the Company is responsible for property taxes, insurance and certain other operating costs related to the leased facilities and equipment.

Indemnification

In the ordinary course of business, the Company enters into contractual arrangements under which it may agree to indemnify the counterparties from any losses incurred relating to breach of representations and warranties, failure to perform certain covenants, or claims and losses arising from certain events as outlined within the particular contract, which may include, for example, losses arising from litigation or claims relating to past performance. Such indemnification clauses may not be subject to maximum loss clauses. The Company has also entered into indemnification agreements with its officers and directors. No material amounts were reflected in the Company’s consolidated financial statements for the years ended December 31, 2022 and 2021 related to these indemnifications.

The Company has not estimated the maximum potential amount of indemnification liability under these agreements due to the limited history of prior claims and the unique facts and circumstances applicable to each particular agreement. To date, the Company has not made any payments related to these indemnification agreements.

Product Warranties

The Company warrants certain of its products to be free of defects generally for a period of three years. The Company estimates its warranty costs based on historical warranty claim experience and includes such costs in cost of net revenues. Warranty costs were not material for the years ended December 31, 2022 and 2021.

Legal Matters

The Company is not a party to any legal proceeding that the Company believes is likely to have a material adverse effect on its consolidated financial position or results of operations. From time to time the Company may be subject to legal proceedings and claims in the ordinary course of business. These claims, even if not meritorious, could result in the expenditure of significant financial resources and diversion of management efforts.

Note 6: Retirement Savings Plan

Effective January 1997, the Company adopted the Peraso 401(k) Plan (the Savings Plan), which qualifies as a thrift plan under Section 401(k) of the Internal Revenue Code. Full-time and part-time employees who are at least 21 years of age are eligible to participate in the Savings Plan at the time of hire. Participants may contribute up to 15% of their earnings to the Savings Plan. No matching contributions were made by the Company during the years ended December 31, 2022 and 2021.

Note 7. Business Segments, Concentration of Credit Risk and Significant Customers

The Company determined its reporting units in accordance with ASC No. 280, Segment Reporting (ASC 280). Management evaluates a reporting unit by first identifying its operating segments under ASC 280. The Company then evaluates each operating segment to determine if it includes one or more components that constitute a business. If there are components within an operating segment that meet the definition of a business, the Company evaluates those components to determine if they must be aggregated into one or more reporting units. If applicable, when determining if it is appropriate to aggregate different operating segments, the Company determines if the segments are economically similar and, if so, the operating segments are aggregated.

Management has determined that the Company has one consolidated operating segment. The Company’s reporting segment reflects the manner in which its chief operating decision maker reviews results and allocates resources. The Company’s reporting segment meets the definition of an operating segment and does not include the aggregation of multiple operating segments.

The Company recognized revenue from shipments of product, licensing of its technologies and performance of services to customers by geographical location as follows (in thousands):

	Year Ended
	December 31,
	2022	2021
United States	$8,932	$1,968
Hong Kong	2,428	2,955
Taiwan	1,205	693
Rest of world	2,303	63
Total net revenue	$14,868	$5,679

The following is a breakdown of product revenue by category (in thousands):

(amounts in thousands)	Years Ended December 31,
Product category	2022	2021
Memory ICs	$7,722	$150
mmWave ICs	3,289	3,566
mmWave modules	3,170	1,101
mmWave other products	18	89
	$14,199	$4,906

Customers who accounted for at least 10% of total net revenue were:

	Year Ended
	December 31,
	2022	2021
Customer A	26%	*
Customer B	21%	19%
Customer C	16%	48%
Customer D	11%	*
Customer E	*	11%

*	Represents less than 10%

As of December 31, 2022, four customers accounted for 79% of accounts receivable, and the Company had a provision for doubtful accounts of $183,000 against one of the customer’s receivables. Three customers accounted for 96% of accounts receivable as of December 31, 2021.

Note 8. Income Tax Provision

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets and liabilities were (in thousands):

	Year Ended
	December 31,
	2022	2021
Deferred tax assets:
Federal and state loss carryforwards	$9,017	$5,409
Reserves, accruals and other	344	198
Depreciation and amortization	611	917
Deferred stock-based compensation	2,682	2,691
Capitalized research and development costs	965	—
Research and development credit carryforwards	6,655	6,675
Total deferred tax assets	20,274	15,890
Less: Valuation allowance	(20,274)	(15,890)
Net deferred tax assets, net	$—	$—

The $4.4 million increase in the valuation allowance during 2022 was primarily the result of an increase to the net operating loss carryforwards for the current year. The valuation allowance increased by $2.0 million during the year ended December 31, 2021.

Utilization of the Company’s net operating losses (NOLs) and tax credit carryforwards is subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code (IRC) and similar state provisions. Section 382 of the IRC (Section 382) imposes limitations on a corporation’s ability to utilize its NOL and tax credit carryforwards, if it experiences an “ownership change.” In general terms, an ownership change may result from transactions increasing the ownership percentage of certain stockholders in the stock of the corporation by more than 50% over a three-year period. In the event of an ownership change, utilization of the NOLs would be subject to an annual limitation under Section 382 determined by multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term tax-exempt rate. While a formal study has not been performed, the Company believes that Section 382 ownership changes occurred as a result of financing transaction in 2018 and the Arrangement. The Company believes the Section 382 limitations will result in approximately 89% of the federal and state NOLs expiring before they can be utilized, and approximately 88% of the federal tax credit carryforwards expiring before they can be utilized.

As of December 31, 2022, the Company had NOLs of approximately $228.2 million for federal income tax purposes and approximately $143.6 million for state income tax purposes. Only approximately $34.3 million of the federal NOLs and $25.2 million of the state NOLs are expected to be available before expiration due to the Section 382 limitation. These NOLs are available to reduce future taxable income and will expire at various times from 2025 through 2042, except federal NOLs from 2018 to 2022 which have no expiration date. As of December 31, 2022, the Company also had federal research and development tax credit carryforwards of approximately $8.5 million that will expire at various times through 2042, and California research and development credits of approximately $8.4 million, which do not have an expiration date.

A reconciliation of income taxes provided at the federal statutory rate (21%) to the actual income tax provision is as follows (in thousands):

	Year Ended
	December 31,
	2022	2021
Income tax benefit computed at U.S. statutory rate	$(6,804)	$(1,503)
Research and development credits	(38)	(131)
Stock-based compensation	1,033	—
Amortization of intangible assets	(60)	(60)
Goodwill impairment	2,089	—
Valuation allowance changes affecting tax provision	3,774	1,693
Other	6	1
Income tax provision	$—	$—

Note 9. Stock-Based Compensation

Common Stock Equity Plans

In 2010, the Company adopted the 2010 Equity Incentive Plan and later amended it in 2014, 2017 and 2018 (the Amended 2010 Plan). The Amended 2010 Plan was terminated in August 2019 and remains in effect as to outstanding equity awards granted prior to the date of expiration. No new awards may be made under the Amended 2010 Plan.

In August 2019, the Company’s stockholders approved the 2019 Stock Incentive Plan (the 2019 Plan) to replace the Amended 2010 Plan. The 2019 Plan authorizes the board of directors or the compensation committee of the board of directors to grant a broad range of awards including stock options, stock appreciation rights, restricted stock, performance-based awards, and restricted stock units. Under the 2019 Plan, 4,563 shares were initially reserved for issuance. In November 2021, in connection with the approval of the Arrangement, the Company’s stockholders approved an amendment increasing the number of shares reserved for issuance under the 2019 Plan by 77,674 shares.

Under the 2019 Plan, the term of all incentive stock options granted to a person who, at the time of grant, owns stock representing more than 10% of the voting power of all classes of the Company’s stock may not exceed five years. The exercise price of stock options granted under the 2019 Plan must be at least equal to the fair market value of the shares on the date of grant. Generally, awards under the 2019 Plan will vest over a three to four-year period, and options will have a term of 10 years from the date of grant. In addition, the 2019 Plan provides for automatic acceleration of vesting for options granted to non-employee directors upon a change of control of the Company.

In connection with the Arrangement, the Company assumed the Peraso Technologies Inc. 2009 Share Option Plan (the 2009 Plan) and all outstanding options granted pursuant to the terms of the 2009 Plan. Each outstanding, unexercised and unexpired option under the 2009 Plan, whether vested or unvested, was assumed by the Company and converted into options to purchase shares of the Company’s common stock and became exercisable by the holder of such option in accordance with its terms, with (i) the number of shares of common stock subject to each option multiplied by the Exchange Ratio and (ii) the per share exercise price upon the exercise of each option divided by the Exchange Ratio. In connection with the Arrangement, no further awards will be made under the 2009 Plan.

The 2009 Plan, the Amended 2010 Plan and the 2019 Plan are referred to collectively as the “Plans.”

Stock-Based Compensation Expense

The Company reflected compensation costs of $4.3 million and $4.4 million related to the vesting of stock options during the years ended December 31, 2022 and 2021, respectively. At December 31, 2022, the unamortized compensation cost was approximately $7.7 million related to stock options and is expected to be recognized as expense over a weighted average period of approximately two years. The Company reflected compensation costs of $1.4 million and $0.1 million related to the vesting of restricted stock options during the years ended December 31, 2022 and 2021, respectively. The unamortized compensation cost at December 31, 2022 was $2.1 million related to restricted stock units and is expected to be recognized as expense over a weighted average period of approximately two years.

Common Stock Options and Restricted Stock

The term of all incentive stock options granted to a person who, at the time of grant, owns stock representing more than 10% of the voting power of all classes of the Company’s stock may not exceed five years. The exercise price of stock options granted under the 2019 Plan must be at least equal to the fair market value of the shares on the date of grant. Generally, options granted under the 2019 Plan will vest over a three to four-year period and have a term of 10 years from the date of grant. In addition, the 2019 Plan provides for automatic acceleration of vesting for options granted to non-employee directors upon a change of control (as defined in the 2019 Plan) of the Company.

The following table summarizes the activity in the shares available for grant under the Plans during the years ended December 31, 2021 and December 31, 2022 (in thousands, except exercise price):

		Options outstanding
			Weighted
	Shares		Average
	Available	Number of	Exercise
	for Grant	Shares	Prices
Balance as of January 1, 2021	9	26	$101.60
Additional shares authorized under the Plans	78	—	—
RSUs granted	(1)	—	—
Options granted	(10)	10	$120.00
Options exercised	—	—	$68.80
Options cancelled and returned to the Plans	—	(1)	$108.80
Effect of business combination	—	4	$414.00
Balance as of December 31, 2021	76	39	$139.60
RSUs granted	(44)	—	$—
RSUs cancelled and returned to the Plans	7	—	$—
Options cancelled	—	(2)	$250.80
Balance as of December 31, 2022	39	37	$132.80

The following table summarizes significant ranges of outstanding and exercisable options as of December 31, 2022 (in thousands, except contractual life and exercise price):

	Options Outstanding			Options Exercisable
		Weighted
		Average
		Remaining	Weighted		Weighted
		Contractual	Average		Average	Aggregate
	Number	Life	Exercise	Number	Exercise	Intrinsic
Range of Exercise Price	Outstanding	(in Years)	Price	Exercisable	Price	value
$62.80 - $599.60	37	305.60	$106.00	22	$102.80	$—
$600.00 - $1,023.60	—	29.60	$600.00	—	$600.00	$—
$1,024.00 - $5,759.60	—	66.80	$2,000.00	—	$2,000.00	$—
$5,760.00 - $16,399.60	—	138.40	$5,760.00	—	$5,760.00	$—
$16,400.00 - $36,960.00	—	67.60	$16,400.00	—	$16,400.00	$—
$62.80 - $36,960.00	37		$132.80	22	$149.60	$—

A summary of RSU activity under the Plans is presented below (in thousands, except for fair value):

		Weighted
		Average
	Number of	Grant-Date
	Shares	Fair Value
Non-vested shares as of December 31, 2020	—	$0.00
Granted	1	$202.80
Vested	(1)	$168.40
Effect of business combination	2	$168.40
Non-vested shares as of December 31, 2021	2	$180.00
Granted	44	$84.00
Vested	(15)	$91.60
Cancelled	(4)	$87.60
Non-vested shares as of December 31, 2022	27	$82.40

Note 10. Stockholders’ Equity

Securities Purchase Agreement

On November 30, 2022, the Company entered into a securities purchase agreement (the SPA) with an institutional investor, pursuant to which the Company sold to the investor, in a registered direct offering, an aggregate of 32,500 shares of common stock at a negotiated purchase price of $40.00 per share. The Company also offered and sold to the investor pre-funded warrants to purchase up to 28,750 shares of common stock. Each pre-funded warrant is exercisable for one share of common stock. The purchase price of each pre-funded warrant was $39.60, and the exercise price of each pre-funded warrant is $0..40 per share. The pre-funded warrants were immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full. Net proceeds to the Company, after offering costs, were $2.1 million.

In a concurrent private placement, the Company also sold to the investor a warrant to purchase up to 91,875 shares of common stock (the Purchase Warrant). The Purchase Warrant will be exercisable beginning six months and one day from the date of the SPA at an exercise price of $54.40 per share and will expire on the five-year anniversary of that date.

Warrants Classified as Liability

Purchase Warrant

The SPA governing the Purchase Warrant provides for a value calculation for the Purchase Warrant using the Black Scholes model in the event of certain fundamental transactions. The fair value calculation provides for a floor on the volatility amount utilized in the value calculation at 100% or greater. The Company has determined this provision introduces leverage to the holders of the Purchase Warrant that could result in a value that would be greater than the settlement amount of a fixed-for-fixed option on the Company’s own equity shares. Therefore, pursuant to ASC 815, the Company has classified the Purchase Warrant as a liability in its consolidated balance sheet. The classification of the Purchase Warrant, including whether the Purchase Warrant should be recorded as liability or as equity, is evaluated at the end of each reporting period with changes in the fair value reported in other income (expense) in the consolidated statements of operations and comprehensive loss. The Purchase Warrant was initially recorded at a fair value at $3.7 million at the grant date and is re-valued at each reporting date. As of December 31, 2022, the fair value of the warrant liability was reduced to $2.1 million. Upon the closing of the registered direct offering, the fair value of the Purchase Warrant liability, up to the net amounts of the funds received of approximately $2,099,000, was recorded as a financing cost, and the excess of $1,576,000 was recorded as a financing cost in the statement of operations. As a result of the change in fair value the Company recorded a gain for the year ended December 31, 2022

The fair value of the Purchase Warrant at December 31, 2022 was determined using Black Scholes model with the following assumptions: expected term based on the contractual term of 5.4 years, risk-free interest rate of 4.00%, which was based on a comparable US Treasury 5-year bond, expected volatility of 114%, and an expected dividend of zero.

As of December 31, 2022, the Company had the following liability-classified warrants outstanding (share amounts in thousands):

	Number of warrants
	on common shares	Amount
Balance as of December 31, 2021	—	$—
Recognition of warrant liabilities	92	3,674
Change in fair value of warrants	—	(1,595)
Balance as of December 31, 2022	92	$2,079

Peraso Tech Warrants

As of January 1, 2021, the Company had warrants outstanding to purchase 9,375 shares of its common stock. During the year ended December 31, 2021, the Company issued warrants to purchase an additional 3,325 shares of its common stock. In accordance with the Arrangement Agreement, on December 16, 2021, the warrants to purchase the 12,700 shares of common stock were settled in exchange for a defined number of common shares. Upon settlement, the fair value of the warrants was calculated using the intrinsic fair value of the common shares. The change in fair value of approximately $8.1 million was recognized in other income (expense) in the consolidated statements of operations.

Warrants Classified as Equity

As of December 31, 2022, the Company had the following equity-classified warrants outstanding (share amounts in thousands):

Warrant Type	Number of Shares	Exercise Price	Expiration
Common stock	—	$1,880.00	January 2023
Common stock	3	$96.00	October 2023
Common stock	29	$0.40	—

As of December 31, 2021, the Company had the following equity-classified warrants outstanding (share amounts in thousands):

Warrant Type	Number of Shares	Exercise Price	Expiration
Common stock	—	$1,880.00	January 2023
Common stock	3	$96.00	October 2023

Note 11. Debt

Loan Facilities

On November 30, 2020, the Company entered into a loan agreement (the SRED Financing) to raise funds against the Company’s present and after acquired personal property. On February 5, 2021, March 5, 2021 and September 17, 2021, the Company raised additional funds from the second, third and fourth draws under the SRED financing of $274,715 (CDN$350,000), $274,715 (CDN$350,000) and $745,655 (CDN$950,000) respectively, totaling year to date gross proceeds of $1,295,085 (CDN$1,650,000) net of financing fees of $32,770 (CDN$41,750). Each borrowing carried an interest rate of 1.6% per month, compounded monthly (20.98%). The SRED financing was sanctioned against the Company’s SRED tax credit refund.

The first, second and third draws, including interest of $136,900 (CDN$174,417), were repaid through proceeds from the Company’s tax credit refund of $1,093,230 (CDN$1,392,831) received in August 2021, and the balance of $184,558 (CDN$ 235,132) was paid from the fourth draw. The remaining loan balance, including interest, of $816,964 (CDN$1,044,177) was repaid on December 16, 2021.

Interest expense of approximately $3.0 million for the year ended December 31, 2021 consisted of i) approximately $2.1 million of amortization of debt discount, ii) approximately $0.7 million of interest expense on convertible debt, which was outstanding and retired in 2021, and iii) approximately $0.2 million of interest expense on the SRED financing.

Note 12. Related Party Transactions

A family member of one of the Company’s executive officers serves as a consultant to the Company. During the years ended December 31, 2022 and 2021, the Company paid approximately $162,000 and $208,000, respectively, to the consultant. Additionally, a family member of one of the Company’s executive officers is an employee of the Company. During the years ended December 31, 2022, the Company paid approximately $101,000 to the employed family member, which includes the aggregate grant date fair value, as determined pursuant to FASB ASC Topic 718, of an RSU awarded in April 2022. During the years December 31, 2021, the Company paid approximately $94,000 to the employed family member.

Note 13. License and Asset Sale Transaction and Subsequent Event

On August 5, 2022, the Company entered into a Technology License and Patent Assignment Agreement (the Intel Agreement) with Intel Corporation (Intel), pursuant to which Intel: (i) licensed from the Company, on an exclusive basis, certain software and technology assets related to the Company’s Stellar packet classification intellectual property, including its graph memory engine technology, and any roadmap variant, in the form existing as of the date of the Agreement (the Licensed Technology); (ii) acquired from the Company certain patent applications and patents owned by the Company; and (iii) assumed a professional services agreement, dated March 24, 2020, between Fabulous Inventions AB (Fabulous) and the Company (the Fabulous Agreement), pursuant to which, among other things, the Company licensed from Fabulous certain technology incorporated into the Licensed Technology.

As consideration for the Company to enter into the Agreement, Intel agreed to pay the Company $3,062,500 at the closing of the transaction (the Closing) and $437,500 (the Holdback) upon the satisfaction by the Company, as mutually agreed upon by the parties in good faith, of certain release criteria set forth in the Agreement relating to various due diligence activities of Intel regarding the Licensed Technology (the Release Criteria).

The Company determined that the license and asset sale did not qualify as a sale of a business, but as a sale of a non-financial asset, with the resultant gain recorded as income from operations in accordance with ASC 610-20, Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets. During the year ended December 31, 2022, the Company recognized a $2.6 million gain on this transaction, net of transaction costs, which was recorded as a reduction of operating expenses in the consolidated statements of operations and comprehensive loss.  Any gain related to the Holdback will be recorded when the Release Criteria have been satisfied. In January 2023, Intel paid the Holdback.

1,046,511 Shares of Common Stock

Series A Warrants to purchase up to 2,093,022 Shares of Common Stock

Series B Warrants to purchase up to 2,093,022 Shares of Common Stock

Pre-Funded Warrants to purchase up to 1,046,511 Shares of Common Stock

Up to 5,232,555 Shares of Common Stock Issuable Upon Exercise of Pre-Funded Warrants, Series A Warrants and Series B Warrants

Underwriter Warrants to purchase up to 73,255 Shares of Common Stock

Up to 73,255 Shares of Common Stock Issuable Upon Exercise of Underwriter Warrants

Preliminary Prospectus

February 5, 2024

Ladenburg Thalmann

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses payable in connection with the registration of the securities hereunder. All amounts are estimates except the SEC registration fee and the FINRA filing fee.

Item	Amount to be paid
SEC registration fee	$4,191.52
FINRA filing fee	$4,759.67
Legal fees and expenses	$285,000
Accounting fees and expenses	$40,000
Miscellaneous fees and expenses	$47,000
Total	$380,951.19

ITEM 14. Indemnification of Directors and Officers.

The following summary is qualified in its entirety by reference to the complete text of any statutes referred to below and to the Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and the Amended and Restated Bylaws (the “Bylaws”) of the Company.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The Company’s Certificate of Incorporation states that, to the fullest extent permitted by the DGCL as it may be amended, none of its directors shall be personally liable to the Company or to its stockholders for monetary damages for breach of fiduciary duty as a director. The Certificate of Incorporation also states that the Company shall, to the fullest extent permitted by Section 145 of the DGCL, indemnify and hold harmless all of its directors. To the extent permitted by applicable law, the Company is also authorized to provide indemnification of (and advancement of expenses to) agents (and any other persons to which Delaware law permits the Company to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL, subject only to limits created by applicable Delaware law (statutory or non-statutory) with respect to actions for breach of duty to the Company, its stockholders, and others.

As permitted by the Company’s Certificate of Incorporation and the DGCL, the Company’s Bylaws provide that the Company shall indemnify its directors and officers against actions by third parties, and that the Company shall indemnify its directors, officers and employees against actions brought by or on behalf of the Company. The Bylaws also permit the Company to secure insurance on behalf of any officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability arising out of his or her actions in that capacity if he or she is serving at the Company’s request. The Company has obtained officer and director liability insurance with respect to liabilities arising out of various matters, including matters arising under the Securities Act.

The Company has entered into agreements with each of its directors and executive officers that, among other things, indemnify them for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by them in any action or proceeding, including any action by the Company or in the Company’s right, arising out of the person’s services as a director or officer of the Company or any other company or enterprise to which the person provides services at the Company’s request.

ITEM 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of capital stock issued by the Company since December 15, 2020 that were not registered under the Securities Act of 1933, as amended (the “Securities Act”). Also included is the consideration received by the Company for such shares and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed. Except where otherwise indicated, all share and per share data in this Item 15 give retroactive effect to the 1-for-40 reverse stock split effective on January 2, 2024.

1.	On February 1, 2021, the Company issued 1,067 shares of common stock valued at $139,964 to the holder of the Senior Secured Convertible Notes due August 15, 2023 in settlement of the accrued interest for the six month period ended February 15, 2021. Such shares were issued in a private placement transaction that was exempt from the registration requirements under the Securities Act pursuant to Section 4(a)(2) of the Securities Act.

2.	On December 17, 2021 (the “Closing Date”), pursuant to the terms and conditions of that certain Arrangement Agreement, dated September 14, 2021, as amended (the “Arrangement Agreement”), an aggregate of 232,377 exchangeable shares and 88,954 shares of common stock were issued to the former stockholders of Peraso Technologies Inc. (“Peraso”). Of such shares, pursuant to the terms of the Arrangement Agreement, the Company held in escrow an aggregate of 32,822 exchangeable shares and 12,564 shares of common stock (collectively, the “Earnout Shares”). The Earnout Shares are escrowed pursuant to the terms of an escrow agreement on a pro rata basis from the aggregate consideration received by the Peraso stockholders, subject to the offset by the Company for any losses in accordance with the Arrangement Agreement. Such Earnout Shares shall be released, subject to any offset claim, upon the satisfaction of the earlier of: (a) any date following the first anniversary of the Closing Date and prior to the third anniversary of the Closing Date where the volume weighted average price of the common stock for any 20 trading days within a period of 30 consecutive trading days is at least $342.80 per share, subject to adjustment for stock splits or other similar transactions; (b) the date of any sale of all or substantially all of the assets or shares of the Company; or (c) the date of any bankruptcy, insolvency, restructuring, receivership, administration, wind-up, liquidation, dissolution, or similar event involving the Company. All and any voting rights and other stockholder rights, other than with respect to dividends and distributions, with respect to the Earnout Shares are suspended until the Earnout Shares are released from escrow.

The issuance of (i) the shares of common stock to those Peraso stockholders that elected to receive or otherwise will receive shares of common stock in connection with the Arrangement Agreement and (ii) the exchangeable shares to those Peraso stockholders that elected to receive exchangeable shares in connection with the Arrangement Agreement were issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the Securities Act pursuant to the approval of the terms and conditions of the issuance and exchange of such securities by the Ontario Superior Court of Justice (Commercial List) by the final order issued and entered on November 26, 2021.

3.	On November 28, 2022, the Company entered into a Securities Purchase Agreement with Armistice Capital Master Fund Ltd. (the “Purchaser”), pursuant to which the Company agreed to offer and sell to the Purchaser, in a registered direct offering, an aggregate of 32,500 shares of common stock at a negotiated purchase price of $40.00 per share. The Company also offered and sold to the Purchaser pre-funded warrants to purchase up to 28,750 shares of common stock, in lieu of shares of common stock at the Purchaser’s election. Each pre-funded warrant was exercisable for one share of common stock. The purchase price of each pre-funded warrant was $39.60, and the exercise price of each pre-funded warrant was $0.40 per share. The pre-funded warrants were immediately exercisable and were exercised at any time until all of the pre-funded warrants are exercised in full. As of the date hereof, all pre-funded warrants have been exercised.

The shares, the pre-funded warrants and the shares of common stock issuable upon exercise of the pre-funded warrants were offered by the Company pursuant to an effective shelf registration statement on Form S-3 (No. 333-258386), which was declared effective by the SEC on August 9, 2021 and a corresponding prospectus supplement, dated November 28, 2022.

In a concurrent private placement offering, the Company also issued to the Purchaser warrants to purchase up to 91,875 shares of common stock. The purchase warrants are exercisable beginning six months and one day from the date of the Securities Purchase Agreement at an exercise price of $54.40 per share and will expire on the five-year anniversary of the initial exercise date, which exercise price was adjusted to $40.00 per share pursuant to an amendment entered into on May 31, 2023.

The closing of the offering occurred on November 30, 2022. The Company received gross proceeds of approximately $2.45 million in connection with the offering, before deducting placement agent fees and related offering expenses.

The purchase warrants and the shares of common stock issuable upon exercise of the purchase warrants were not registered under the Securities Act pursuant to the exemption provided in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder, or in the event of an issuance of shares of common stock pursuant to the purchase warrants on a cashless basis, pursuant to the exemption provided in Section 3(a)(9) under the Securities Act.

4.	On May 31, 2023, the Company entered into a Securities Purchase Agreement with the Purchaser, pursuant to which the Company agreed to offer and sell to the Purchaser, in a registered direct offering, an aggregate of 56,250 shares of common stock, at a negotiated purchase price of $28.00 per share. The Company also offered and sold to the Purchaser pre-funded warrants to purchase up to 86,608 shares of common stock, in lieu of shares of common stock at the Purchaser’s election. Each pre-funded warrant is exercisable for one share of common stock. The purchase price of each pre-funded warrant was $27.60, and the exercise price of each pre-funded warrant is $0.40 per share. The pre-funded warrants were immediately exercisable and exercisable at any time until all of the pre-funded warrants are exercised in full. As of the date hereof, all pre-funded warrants have been exercised.

The shares, the pre-funded warrants and the shares of common stock issuable upon exercise of the pre-funded warrants were offered by the Company pursuant to the Registration Statement and a corresponding prospectus supplement, dated May 31, 2023.

In a concurrent private placement offering, the Company also issued to the Purchaser purchase warrants to purchase up to 142,858 shares of common stock. The purchase warrants are immediately exercisable at an exercise price of $28.00 per share and expire on the five-year anniversary of the initial exercise date.

The closing of the offering occurred on June 2, 2023. The Company received gross proceeds of approximately $4.0 million in connection with the offering, before deducting placement agent fees and related offering expenses. The Company agreed to issue the placement agent for this offering warrants to purchase up to 7,143 shares of common stock at an exercise price of $28.00 per share. Such warrants are immediately exercisable for a period of five years.

The purchase warrants, the shares of common stock issuable upon exercise of the purchase warrants and the placement agent warrants were not registered under the Securities Act pursuant to the exemption provided in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder, or in the event of an issuance of shares of common stock on a cashless basis, pursuant to the exemption provided in Section 3(a)(9) under the Securities Act.

ITEM 16. Exhibits and Financial Statement Schedules.

(a) Exhibit Index

1.1	Form of Underwriting Agreement
2.1	Arrangement Agreement with Peraso Technologies Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K, as filed with the SEC on September 15, 2021).
2.2	First Amending Agreement dated October 21, 2021 (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K, as filed with the SEC on October 22, 2021).
3.1	Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.6 to the Company’s Form 8-K, as filed with the SEC on November 12, 2010).
3.1.1	Certificate of Amendment to Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K, as filed with the SEC on February 14, 2017).
3.1.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Peraso Inc., filed with the Secretary of State of the State of Delaware on August 27, 2019 (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K, as filed with the SEC on August 27, 2019).
3.1.3	Certificate of Amendment to Articles of Incorporation (Name Change) (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K, as filed with the SEC on December 20, 2021).
3.1.4	Certificate of Designation of Series A Special Voting Preferred Stock (incorporated by reference to Exhibit 3.2 to the Company’s Form 8-K, as filed with the SEC on December 20, 2021).
3.1.5	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Peraso Inc., filed with the Secretary of State of the State of Delaware on December 15, 2023 (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K, as filed with the SEC on December 19, 2023).
3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K, as filed with the SEC on November 23, 2021).
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Form 10-K, as filed with the SEC on March 31, 2022).
4.2	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K, as filed with the SEC on June 30, 2017).
4.3	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, as filed with the SEC on June 30, 2017).
4.4	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.6 to the Company’s Form 8-K, as filed with the SEC on October 3, 2018).
4.5	Description of the Registrant’s Securities (incorporated by reference to Exhibit 4.6 to the Company’s Form 10-K, as filed with the SEC on March 29, 2023).
4.6.1*	Peraso Inc. 2010 Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit 4.8 to the Company’s Form S-8, as filed with the SEC on February 15, 2019).
4.6.2*	Amended and Restated Peraso Inc. 2019 Stock Incentive Plan (incorporated by reference to Exhibit 4.2 to the Company’s Form S-8, as filed with the SEC on January 7, 2022).
4.7.1	Form of Agreement for Stock Option Grant pursuant to the Peraso Inc. Amended and Restated 2010 Equity Incentive Plan (incorporated by reference to Exhibit 4.10 to the Company’s Form S-8, as filed with the SEC on July 28, 2010).
4.7.2	Form of Notice of Grant of Stock Option Award and Agreement pursuant to the Peraso Inc. 2019 Stock Incentive Plan (incorporated by reference to Exhibit 4.10 to the Company’s Form S-8, as filed with the SEC on November 13, 2019).
4.8.1	Form of Notice of Grant of Restricted Stock Unit Award and Agreement under the Peraso Inc. Amended and Restated 2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.23 to the Company’s Form 10-Q, as filed with the SEC on August 8, 2013).
4.8.2	Form of Notice of Grant of Restricted Stock Unit Award and Agreement under the Peraso Inc. 2019 Stock Incentive Plan (incorporated by reference to Exhibit 4.13 to the Company’s Form S-8, as filed with the SEC on November 13, 2019).

4.9*	Amended Peraso Technologies Inc. 2009 Share Option Plan (incorporated by reference to Exhibit 4.5 to the Company’s Form S-8, as filed with the SEC on January 7, 2022).
4.10	Form of Pre-Funded Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K, as filed with the SEC on November 30, 2022).
4.11	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K, as filed with the SEC on November 30, 2022).
4.12	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K, as filed with the SEC on June 2, 2023).
4.13	Form of Purchase Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K, as filed with the SEC on June 2, 2023).
4.14	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.3 to the Company’s Form 8-K, as filed with the SEC on June 2, 2023).
4.15	Form of Series A Warrant
4.16	Form of Series B Warrant
4.17	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.16 to the Company’s Form S-1, as filed with the SEC on January 23, 2024).
4.18	Form of Representative Warrant (incorporated by reference to Exhibit 4.17 to the Company’s Form S-1, as filed with the SEC on January 23, 2024).
5.1	Opinion of Mitchell Silberberg & Knupp LLP
10.1*	Employment offer letter agreement between the Company and James Sullivan dated January 18, 2008 (incorporated by reference to Exhibit 10.26 to the Company’s Form 10-K, as filed with the SEC on March 17, 2008).
10.2*	Change-in-control Agreement between the Company and James Sullivan dated January 18, 2008 (incorporated by reference to Exhibit 10.27 to the Company’s Form 10-K, as filed with the SEC on March 17, 2008).
10.3*	Form of Option Agreement for Stock Option Grant pursuant to 2010 Equity Incentive Plan (incorporated by reference to Exhibit 4.10 to the Company’s Form S-8, as filed with the SEC on July 28, 2010).
10.4*	Form of Notice of Restricted Stock Unit Award and Agreement under the Peraso Inc. 2010 Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit 4.8 to the Company’s Form S-8, as filed with the SEC on June 5, 2009).
10.5*	Form of New Employee Inducement Grant Stock Option Agreement (revised February 2012) (incorporated by reference to Exhibit 10.19 to the Company’s Form 10-K, as filed with the SEC on March 15, 2012).
10.6	Form of Indemnification Agreement used from June 2012 to present (incorporated by reference to Exhibit 10.22 to the Company’s Form 10-Q, as filed with the SEC on August 9, 2012).
10.8*	Executive Change-in-Control and Severance Policy (incorporated by reference to Exhibit 99(d)(7) to the Company’s Schedule TO, as filed with the SEC on July 26, 2016).
10.9*	Employment offer letter agreement between the Company and Daniel Lewis dated August 8, 2018 (incorporated by reference to Exhibit 10.28 to the Company’s Form S-1/A, as filed with the SEC on September 17, 2018).
10.10	Securities Purchase Agreement (incorporated by reference to Exhibit 10.26 to the Company’s Form 8-K, as filed with the SEC on October 3, 2018).
10.11	Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, as filed with the SEC on April 17, 2020).
10.12	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, as filed with the SEC on December 20, 2021).
10.13	Intercompany Services Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K, as filed with the SEC on December 20, 2021).
10.14*	Employment Agreement (Ronald Glibbery) (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K, as filed with the SEC on December 20, 2021).
10.15	Employment offer letter agreement between the Company and Mark Lunsford dated October 4, 2022 (incorporated by reference to Exhibit 10.17 to the Company’s Form 10-K, as filed with the SEC on March 29, 2023).

10.16*	Employment Agreement (Brad Lynch) (incorporated by reference to Exhibit 10.18 to the Company’s Form 10-K, as filed with the SEC on March 29, 2023).
10.17*	Employment Agreement (Alexander Tomkins) (incorporated by reference to Exhibit 10.19 to the Company’s Form 10-K, as filed with the SEC on March 29, 2023).
10.18*	Amendment to offer of employment between the Company and Daniel Lewis dated April 15, 2022 (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q, as filed with the SEC on August 15, 2022).
10.19*	Amendment to offer of employment between the Company and James Sullivan dated April 15, 2022 (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q, as filed with the SEC on August 15, 2022).
10.20*	Amendment to employment agreement between Peraso Technologies Inc. and Brad Lynch dated April 15, 2022 (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q, as filed with the SEC on August 15, 2022).
10.21*	Amendment to offer of employment between the Company and Alex Tomkins dated April 19, 2023 (incorporated by reference to Exhibit 10.21 to the Company’s Form S-1, as filed with the SEC on June 16, 2023).
10.22*	Amendment to offer of employment between the Company and Ronald Glibbery dated April 19, 2023 (incorporated by reference to Exhibit 10.22 to the Company’s Form S-1, as filed with the SEC on June 16, 2023).
10.23*	Second Amendment to offer of employment between the Company and Brad Lynch dated April 19, 2023 (incorporated by reference to Exhibit 10.23 to the Company’s Form S-1, as filed with the SEC on June 16, 2023).
10.24**	Technology License and Patent Assignment Agreement By and Between Intel Corporation and Peraso Inc. dated August 5, 2022 (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q, as filed with the SEC on November 14, 2022).
10.25**	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, as filed with the SEC on November 30, 2022).
10.26	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K, as filed with the SEC on November 30, 2022).
10.27**	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, as filed with the SEC on June 2, 2023).
10.28	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K, as filed with the SEC on June 2, 2023).
10.29	Amendment No. 1 to Peraso Inc. Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K, as filed with the SEC on June 2, 2023).
10.30	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.30 to the Company’s Form S-1, as filed with the SEC on January 23, 2024).
10.31	Form of Warrant Agency Agreement
21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Company’s Form 10-K, as filed with the SEC on March 31, 2022).
23.1	Consent of Independent Registered Public Accounting Firm-Weinberg & Co., P.A.
23.2	Consent of Mitchell Silberberg & Knupp LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page to the initial filing of the registration statement)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
107	Filing fee table

*	Management contract, compensatory plan or arrangement.
**	Certain schedules, exhibits and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish copies of such omitted materials supplementally upon request by the SEC.

ITEM 17. Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on February 5, 2024.

PERASO INC.

By:	/s/ James Sullivan
James Sullivan
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	Chief Executive Officer and Director	February 5, 2024
Ronald Glibbery	(principal executive officer)

/s/ James Sullivan	Chief Financial Officer	February 5, 2024
James Sullivan	(principal financial and accounting officer)

*	Director	February 5, 2024
Daniel Lewis

*	Director	February 5, 2024
Ian McWalter

*	Director	February 5, 2024
Andreas Melder

*	Director	February 5, 2024
Robert Y. Newell

*By:	/s/ James Sullivan
James Sullivan
Attorney-In-Fact